Exhibit 99.1

Franco Nevada
The GOLD Investment that WORKS

2026

NOTICE AND MANAGEMENT INFORMATION CIRCULAR

For the Annual and Special Meeting of Shareholders to be held on May 12, 2026

Hoyle Pond, Timmins, Ontario | Image Courtesy of the ROM (Royal Ontario Museum), Toronto, Canada. ©ROM

March 19, 2026

Dear Shareholders:

Our ambition is to be the “Go-to Gold Stock” for generalist investors. We are proud that in the 18 years since our IPO our share price has appreciated 1,414%. The shareholder returns have compounded at an annual growth rate of approximately 17%, outperforming all relevant market indices, including the NASDAQ and S&P 500, and generating double the return from holding bullion over the period. We have increased annual dividends 19 consecutive times, taking the US$ dividend yield for our IPO shareholders to approximately 12%.

The combination of strong production growth and rising gold prices in 2025 generated record revenues, cash flows and earnings. The growth in our portfolio came from recent acquisitions, in particular the gold and platinum stream on Sibanye’s Western Limb PGM operations, and from several new gold mines ramping up production. The strength of this performance allowed a 16% dividend increase in January 2026.

2025 was the second of two highly productive years for our business development team. Our team executed on US$1.8B in acquisitions, adding royalties on quality long-dated assets. The Côté Gold mine is set to be Canada’s third-largest gold mine, and we believe the Arthur Gold project will be the next great mine in Nevada. These and other additions over the last two years have positioned the company for sustained growth over the longer term.

We have pursued a strategy of providing financial backing to strong teams with great assets. The financial packages provided to G Mining Ventures to construct Tocantinzinho and to Discovery Silver to acquire the Porcupine assets both included lead orders in their concurrent equity raises. The two companies have meaningfully outperformed their peers. The success of the companies we backed is by far the best endorsement of the royalty and stream financing model. Post year-end, we have supported three other strong management teams, providing royalty financing to Orezone Gold to acquire the Casa Berardi Mine, i-80 Gold to develop its Nevada assets, and Minerals 260 to develop its Bullabulling deposit in Western Australia.

While Cobre Panamá remains shuttered, the government's environmental review is expected to be completed in the coming months, and President Mulino has stated he would like to reach a decision on the mine by this summer. In 2025, his government approved the shipment of the remaining concentrates and restarting the power plant. Early this year, they indicated their willingness to authorize processing previously stockpiled ore at the mine. We are optimistic that with the support of the Panamanian public, the mine will return to production.

We aim to invest with operators that limit the environmental impacts of their projects, to contribute positively to the communities where we invest, and to provide a great place to work for our employees. We are gratified that these efforts are reflected in the top-level ratings we receive from ESG rating agencies and are proud to have been selected as one of Corporate Knights' Global 100 Most Sustainable Corporations for 2026.

We expect year-over-year growth in GEOs from the portfolio in 2026, driven by new contributions from recent acquisitions and increased contributions from the ramp-up of new mines. Two potential catalysts in 2026 could cement further powerful, longer-term growth:  a final investment decision on the Coroccohuayco project by Glencore would secure value from a material new project, and the restart of operations at Cobre Panamá would add 30% to our growth outlook assuming the mine has ramped up to full capacity. A broader-based driver is the injection of cash flow into operators, the availability of capital to developers, and the surge in exploration activity that accompanies higher gold and copper prices. The estimated more than US$250M set aside for exploration in 2026 on our Canadian assets alone is indicative of the amount of spending. It is in this environment that the upside optionality embedded in our portfolio of more than 300 development and exploration stage royalties really shines.

David Harquail has served as a founder and CEO of Franco-Nevada since its IPO in 2007 and, from 2020 to date, as non-executive Chair of its board of directors. David will not be standing for re-election at the upcoming annual meeting. Under his leadership, Franco-Nevada has had an outstanding track record of creating value for its shareholders. David will be appointed Chair Emeritus following the annual meeting.

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The board intends to appoint Tom Albanese as the independent non executive Chair of its board of directors at the Annual Meeting. Tom currently serves as the Lead Independent Director of Franco-Nevada. He is a seasoned mining executive, including prior CEO roles at both Rio Tinto plc and Vedanta Resources plc and many corporate director positions.

We finished the year with no debt and US$3.1 billion of available capital. At current prices, we expect the business to generate approximately US$2.0 billion in cashflow from operations in 2026, allowing us to continue creating true shareholder value through disciplined growth.

Thank you for your ongoing trust and support.

“David Harquail”“Paul Brink”

Chair of the BoardPresident & Chief Executive Officer

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NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Annual and Special Meeting (the “Meeting”) of the shareholders of Franco-Nevada Corporation (the “Corporation”)

Date:	Tuesday, May 12, 2026

Time:	4:00 p.m. (Toronto time)

Venue:	Virtually at https://meetings.lumiconnect.com/400-477-135-497 and in person at Lumi Experience Toronto, 200 Bay Street, Suite 1600, North Tower, Toronto, Ontario, M5J 2J2

Items of Business:	✓	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2025, together with the auditors’ report thereon;

	✓	to elect the directors of the Corporation;

✓

to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

	✓	to consider and, if thought appropriate, pass, with or without variation, an advisory resolution on the Corporation’s approach to executive compensation; and

	✓	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The management information circular (the “Circular”) dated March 19, 2026 provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Hybrid Meeting

The Corporation is holding a hybrid meeting this year. The virtual meeting will be via live webcast at https://meetings.lumiconnect.com/400-477-135-497 and the in-person meeting at Lumi Experience, Toronto, 200 Bay Street, Suite 1600, North Tower, Toronto, Ontario M5J 2J2. Registered shareholders and their duly appointed proxyholders can attend, submit questions and vote at the Meeting. Non-registered or beneficial shareholders must appoint themselves (or someone to attend on their behalf) as proxyholder in order to be able to vote at the Meeting. Otherwise, such non-registered or beneficial shareholders will only be able to attend as a guest. Detailed instructions on how to participate in the Meeting (either virtually or in person) are provided in the attached Circular.

Notice and Access

The Corporation is using the notice and access procedure (“Notice and Access”) adopted by the Canadian Securities Administrators for the delivery of the Circular. Under Notice and Access, shareholders are still entitled to receive a form of proxy (or voting instruction form) enabling you to vote at the Meeting. However, instead of receiving paper copies of the Circular, shareholders receive this notice of meeting which contains information on how to access the Circular electronically. Notice and Access reduces costs and is more environmentally friendly as it reduces the printing and mailing of documents.

The Circular and form of proxy (or voting instruction form) provide additional information concerning the matters to be dealt with at the Meeting. Shareholders are reminded to review all information contained in the Circular prior to voting.

For more information about Notice and Access procedures, please call toll-free at 1-866-964-0492.

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Websites Where Meeting Materials are Posted

The Circular is available on the following Notice and Access website hosted by Computershare Investor Services Inc. (Canada): www.envisionreports.com/franco-nevada2026. The Circular is also available on the Corporation’s website, www.franco-nevada.com, under the Corporation’s profile on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

How to Obtain Paper Copies of Meeting Materials

All shareholders may request that paper copies of the Circular be sent to them by post delivery free of charge. Requests may be made up to one year from the date that the Circular is posted on the Corporation’s website. Prior to the Meeting, shareholders may request a paper copy of the Circular by calling the applicable toll-free number set out below and a copy will be mailed within three business days of receiving such request:

For registered shareholders: 1-866-962-0498 within North America and 1-514-982-8716 from outside North America. The 15-digit control number found on the proxy form will be required

For beneficial shareholders: 1-877-907-7643 within North America and 1-303-562-9305 from outside North America or you may electronically submit a request at www.proxyvote.com. The 16-digit control number found on the voting instruction form will be required

If a shareholder wishes to receive the Circular prior to the voting deadline as described below, the request should be made before 5:00 p.m. (Toronto time) on April 24, 2026.

After the Meeting, shareholders may request a paper copy of the Circular by calling 1-844-916-0609 within North America and 1-303-562-9305 from outside North America and a copy will be mailed within ten calendar days of receiving such request.

Voting

Shareholders are encouraged to vote. Registered shareholders as of the close of business on March 17, 2026 will be entitled to receive notice of, and vote at, the Meeting and any adjournment thereof. Please read the attached Circular carefully as it provides instructions on how shareholders can vote by proxy or virtually.

To be valid, proxies must be deposited with Computershare Investor Services Inc. at 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4H6, no later than 5:00 p.m. (Toronto time) on May 8, 2026 or on the second business day preceding the date of any adjournment of the Meeting.

Non-registered beneficial shareholders should follow the instructions of their intermediaries in order to vote their shares.

By order of the Board of Directors

“Lloyd Hong”

Chief Legal Officer & Corporate Secretary

Dated at Toronto, the 19th day of March, 2026.

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SHAREHOLDER PROPOSALS FOR NEXT MEETING	69
ADDITIONAL INFORMATION	69
DIRECTORS’ APPROVAL	69
SCHEDULE “A” FRANCO-NEVADA CORPORATION MANDATE OF THE BOARD OF DIRECTORS	70
SCHEDULE “B” NON-GAAP FINANCIAL MEASURES	73

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PROXY INFORMATION – Q&A

This management information circular (this “Circular”) is furnished in connection with the solicitation by the management of Franco-Nevada Corporation (the “Corporation” or “Franco-Nevada”) of proxies to be used at the annual and special meeting (the “Meeting”) of shareholders of the Corporation to be held by live webcast at https://meetings.lumiconnect.com/400-477-135-497 and in person at Lumi Experience, Toronto, 200 Bay Street, Suite 1600, North Tower, Toronto, Ontario, M5J 2J2 on Tuesday, May 12, 2026, at 4:00 p.m. (Toronto time), and at all adjournments thereof, for the purposes set forth in the notice of the Meeting that accompanies this Circular (the “Notice of Meeting”).

Who can vote?

The directors have fixed March 17, 2026 as the record date for the determination of shareholders entitled to receive notice of the Meeting. Shareholders of record on such date are entitled to vote at the Meeting.

Who is soliciting my proxy?

Management of the Corporation is soliciting your proxy. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or employees of the Corporation. Such persons will not receive any extra compensation for such activities. The Corporation may also retain, and pay a fee to, one or more proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice of Meeting. The Corporation may pay brokers or other persons holding common shares of the Corporation in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and the Circular to beneficial owners of common shares and obtaining proxies therefore. The total cost of the solicitation will be borne directly by the Corporation.

How do I vote?

Registered Shareholders

You are a “Registered Shareholder” if you hold your shares in your own name. A Registered Shareholder may vote via proxy in advance of the Meeting or during the Meeting (either virtually or in person). If you vote in advance of the Meeting via proxy and also vote at the Meeting, your voting instructions received via proxy will be revoked.

Beneficial Shareholders

You are a “Beneficial Shareholder” if your shares are not held in your own name and are held through your broker, investment dealer, bank, trust company, custodian or clearing agency, nominee or other intermediary. A Beneficial Shareholder may vote via VIF (as defined below) in advance of the Meeting or during the Meeting (either virtually or in person). If you vote in advance of the Meeting via VIF and also vote at the Meeting, your voting instructions received via VIF will be revoked.

Voting in advance of the Meeting via proxy or VIF

Registered Shareholder - Voting by Proxy

Registered Shareholders will receive a proxy form which can be completed in advance of the Meeting and provide voting instructions. The proxy form can be completed by mail, telephone or via the internet. The proxy form provides detailed instructions on how to use any of these voting options.

The persons named in the enclosed form of proxy are officers or directors of the Corporation. You have the right to appoint a person (who need not be a shareholder of the Corporation) other than the persons specified in such form of proxy to attend and act on your behalf at the Meeting.

If you submit a proxy without specific voting instructions, your shares will be voted FOR each of the matters referred to herein.

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A shareholder who has given a proxy may revoke it:

(i)	by depositing an instrument in writing, including another completed form of proxy, executed by such shareholder or shareholder’s attorney authorized in writing either:
a.	at the registered office of the Corporation at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof; or
b.	at the offices of Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4H6; or
(ii)	in any other manner permitted by law.

Beneficial Shareholder – Voting by VIF

Common shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific voting instructions, brokers and their nominees are prohibited from voting common shares held for Beneficial Shareholders. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person or that a proxyholder is duly appointed to attend the Meeting.

Applicable securities regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.

The majority of brokers now delegate responsibility for obtaining voting instructions from Beneficial Shareholders to Broadridge Investor Communications Corporation (“Broadridge”). Broadridge supplies a voting instruction form (“VIF”) and the VIF can be completed by mail, telephone or via the internet.  The VIF provides detailed instructions on how to use any of these voting options.

Voting at the Meeting

Registered Shareholders

Virtually

If you are a Registered Shareholder and wish to virtually vote at the Meeting instead of via proxy you should go to https://meetings.lumiconnect.com/400-477-135-497 prior to the start of the Meeting to login. Click on “I have a login” and enter your 15-digit control number along with the password “franco2026”. Please follow the prompts provided once you have logged into the Meeting.

In Person

If you are a Registered Shareholder and wish to vote in person at the Meeting instead of via proxy, you should register with Computershare when you arrive at the Meeting.

If you are a Registered Shareholder and wish to appoint someone to attend as your proxyholder, please see “Voting by Proxyholder” below.

Beneficial Shareholders

If you are a Beneficial Shareholder and you wish to attend and vote (either virtually or in person) at the Meeting or appoint someone to attend as your proxyholder, please see “Voting by Proxyholder” below.

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Voting by Proxyholder

Virtually

There is a two-step process that must be completed for any Registered or Beneficial Shareholder that wishes to appoint a proxyholder (other than the named Management Appointees) to virtually represent and vote on such shareholder’s behalf at the Meeting. Specifically, the following two steps need to be completed:

(1)	You must follow the instructions provided in the proxy (in the case of Registered Shareholders) or VIF (in the case of Beneficial Shareholders) to appoint your proxyholder. You may appoint yourself or a third party that does not need to be a shareholder.
(2)	Once you have submitted your proxy or VIF with your new proxyholder, you must register your proxyholder at https://www.computershare.com/FrancoNevada by May 8, 2026 and provide the necessary contact information for your proxyholder so that Computershare may provide the proxyholder with a username via email.

Failure to complete both steps outlined above will result in the proxyholder not receiving a username to participate in the Meeting.

If you are a proxyholder, go to https://meetings.lumiconnect.com/400-477-135-497 prior to the start of the Meeting to login. Click on “I have a login” and enter your username along with the password “franco2026”. Please follow the prompts provided once you have logged into the Meeting.

In Person

If you are a Beneficial Shareholder and wish to attend the Meeting in person or appoint some other person or company, who need not be a shareholder, to attend in person and act on your behalf at the Meeting or any adjournment or postponement thereof, please follow the instructions contained in the VIF.

Guests

Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. If you wish to simply attend the Meeting, please go to https://meetings.lumiconnect.com/400-477-135-497 prior to the start of the Meeting and click on “I am a guest” and complete the online form or attend in person at the Lumi Experience, Toronto, 200 Bay Street, Suite 1600, North Tower, Toronto, Ontario, M5J 2J2 and register as a guest.

Q&A at the Meeting

Attendees at the Meeting will have the opportunity to submit questions either virtually or in person.

Notice and Access

This Circular is being sent to both Registered Shareholders and Beneficial Shareholders of our common shares using Notice and Access, the delivery procedures that allow the Corporation to send shareholders paper copies of a Notice of Meeting and form of proxy (or VIF) while providing shareholders access to electronic copies of the Circular over the internet or the option to receive paper copies of the Circular if they so request within the prescribed time periods. For more information, please refer to the Notice of Meeting delivered to you.

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MANAGEMENT INFORMATION CIRCULAR

Except where otherwise indicated, this Circular contains information as of the close of business on March 19, 2026.

Voting Securities and Principal Holders Thereof

As at March 19, 2026, there were 192,798,692 common shares of the Corporation issued and outstanding. Each common share has the right to one vote on each matter at the Meeting.

To the knowledge of the directors and officers of the Corporation, the following persons or companies beneficially own, or exercise control or direction over, directly or indirectly, 10% or more of the issued and outstanding common shares of the Corporation:

	Number of Common Shares Beneficially Owned or Controlled or Directed	Percentage of Outstanding Common Shares
FMR LLC (Fidelity Investments)[1]	19,615,844.52	10.2%

Note

(1)	As filed on November 7, 2025 on Schedule 13G with the SEC on www.sec.gov.

Interests of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise disclosed below, management of the Corporation is not aware of a material interest, direct or indirect, by way of beneficial ownership of common shares or otherwise, of any director or officer of the Corporation at any time since the beginning of the Corporation’s last financial year, of any proposed nominee for election as a director of the Corporation, or of any associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

Reporting Currency

Please note that all dollar amounts reported in this Circular are reported in Canadian dollars and the symbol $ or C$ refers to the Canadian dollar, unless otherwise indicated.

BUSINESS OF THE MEETING

Item 1 – Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2025 and the auditors’ report thereon will be placed before the shareholders at the Meeting. The audited consolidated financial statements are available from the Corporation upon request or they can be found on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov and on the Corporation’s website at www.franco-nevada.com.

Item 2 – Election of Directors

At the Meeting, it is proposed that nine directors be elected to the board of directors of the Corporation (the “Board”). Each director’s term of office will expire at the next annual meeting of shareholders of the Corporation or when his or her successor is duly elected or appointed, unless his or her term ends earlier in accordance with the articles or by-laws of the Corporation, he or she resigns from office or becomes disqualified to act as a director of the Corporation.

For further information on the director nominees, director compensation and our corporate governance practices, please refer to pages 8 to 34 of this Circular.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be withheld from voting in the election of directors, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees whose names are set forth below.

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The Board has adopted a policy on majority voting, which was revised on November 6, 2022. If, with respect to any particular nominee, such nominee is not elected by a majority (50% + 1 vote) of the votes cast with respect to his or her election, then such nominee (the “Unelected Nominee”) will not have been elected to the Board and there will be no need for the Unelected Nominee to tender his or her resignation. Notwithstanding the foregoing sentence, an Unelected Nominee may continue in office until the earlier of: (i) the 90th day after such Unelected Nominee failed to receive a majority vote, or (ii) the day on which the Unelected Nominee’s successor is appointed or elected. An Unelected Nominee cannot be appointed by the Board to fill a vacancy before the next meeting of shareholders, unless the appointment would enable the Corporation to comply with the applicable minimum director requirement and/or to satisfy Canadian director residency requirements. In the event the Board decides to subsequently appoint an Unelected Nominee, the Board will promptly announce its decision in a press release within 90 days of the meeting, including reasons for the reappointment, if applicable. This policy does not apply to a contested meeting.

Item 3 – Appointment of Auditors

The auditors of the Corporation are PricewaterhouseCoopers LLP, who were first appointed as auditors of the Corporation on November 29, 2007.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be withheld from voting in the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and to authorize the directors to fix the remuneration of the auditors.

In recommending the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation for 2026, the Audit and Risk Committee (the “ARC”) has reviewed the independence and performance of PricewaterhouseCoopers LLP. The ARC is aware of potential concerns around long-tenured auditors and independence. During 2024, the ARC conducted a more comprehensive review of PricewaterhouseCoopers LLP. The comprehensive review was intended to enhance audit quality through a deeper and broader analysis of the external auditor than in a typical annual assessment. The ARC intends to conduct these more comprehensive reviews on a periodic basis as deemed advisable by the ARC with the next review anticipated to be conducted during 2026.

At the previous shareholder meeting in 2025, PricewaterhouseCoopers LLP was reappointed to the office of auditors and the directors were authorized to fix their remuneration. The report on ballot indicated votes “for” of 155,195,527 (97.91%) and votes “withheld” of 3,316,389 (2.09%).

Fees

For the years ended December 31, 2025 and 2024, PricewaterhouseCoopers LLP was paid fees in Canadian dollars from the Corporation as detailed below:

	Dec 31, 2025		Dec 31, 2024

Audit Fees	C$	1,433,991	C$	1,399,948

Audit-Related Fees	C$	—	C$	80,250

Tax Fees	C$	42,103	C$	146,003

Other Fees	C$	79,633	C$	82,764

Total Fees	C$	1,555,727	C$	1,708,965

Note

Audit fees are reported on an accrual basis for the relevant year and include related out-of-pocket expenses and administrative fees. Fees in the prior year may reflect additional fees which had not been accrued for in the prior year Management Information Circular.

For the years ended December 31, 2025 and 2024, “Tax Fees” are fees incurred for tax compliance and planning and “Other Fees” include fees incurred for the completion of non-audit assurance services in relation to the amounts of silver delivered under the Antamina stream, French translation of documents, and subscription fees for PwC Viewpoint. In addition, for the year ended December 31, 2024, the Corporation also incurred fees in connection with its base shelf prospectus, which are included in “Audit-Related Fees”.

Policies and Procedures Regarding Services Provided by External Auditors

The Board, upon the recommendation of the ARC, has adopted policies and procedures regarding services provided by external auditors (collectively, the “Auditor Independence Policy”). Under the Auditor Independence Policy, specific proposals

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for audit services and permitted non-audit services must be pre-approved by the ARC. The ARC may delegate to any one or more of its members pre-approval authority (other than pre-approval of the annual audit service engagement). Any approvals granted under this delegated authority must be presented to the ARC at its next meeting. The Auditor Independence Policy also provides that the ARC may pre-approve services (other than the annual audit service engagement) without the requirement for a specific proposal where the scope and parameters of such services and their attendant fees are clearly defined. The ARC must be informed in writing at its next scheduled meeting of any engagement of the external auditor to provide services in such circumstances. The Auditor Independence Policy deems de minimus non-audit services to have been pre-approved by the ARC in limited circumstances and subject to certain conditions being met.

The Auditor Independence Policy prohibits the external auditors from providing any of the following types of non-audit services: (a) bookkeeping or other services related to the accounting records or financial statements; (b) financial information systems design and implementation; (c) appraisal or valuation services, fairness opinions, or contribution-in-kind reports; (d) actuarial services; (e) internal audit outsourcing services; (f) management functions or human resources services; (g) corporate finance or other services; (h) broker-dealer, investment advisor or investment banking services; (i) legal services; (j) expert services; and (k) any other service that under applicable law and generally accepted auditing standards cannot be provided by an external auditor.

The Auditor Independence Policy provides that the external auditor should not be precluded from providing tax or advisory services that do not fall within any of the categories described above, unless the provision of those services would reasonably be expected to compromise the independence of the external auditor.

Item 4 – “Say-on-Pay” Advisory Resolution

Shareholders of the Corporation are being given the opportunity to vote on an advisory basis “for” or “against” the Corporation’s approach to executive compensation through the following resolution (the “Say-on-Pay Advisory Resolution”):

BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the board of directors of the Corporation, the shareholders accept the approach to executive compensation as disclosed in the Corporation’s management information circular dated March 19, 2026.

The Board recommends to shareholders of the Corporation that they vote FOR the Say-on-Pay Advisory Resolution. Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be voted against the Say-on-Pay Advisory Resolution, the persons named in the enclosed form of proxy intend to vote FOR the Say-on-Pay Advisory Resolution.

Since the vote is advisory, it will not be binding on the Board or the Compensation and Sustainability Committee (the “CSC”). However, the Board and, in particular, the CSC, will consider the outcome of the vote as part of its ongoing review of executive compensation. The Corporation’s approach to executive compensation was accepted at the previous shareholder meeting in 2025. This advisory vote indicated “for” 149,273,988 (97.94%) and “against” 3,147,394 (2.06%). For further information on the Corporation’s approach to executive compensation, please refer to pages 35 to 63 of this Circular.

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BOARD AND GOVERNANCE HIGHLIGHTS

The following table sets out certain highlights in respect of our Board, committees, governance and other best practices:

✓	Board Members	33% gender diversity following the Meeting
89% independent following the Meeting
Addition of a Latin-American director, Daniel Malchuk, in January 2025
✓	Committee Highlights	100% independent members

In 2025, the Compensation and ESG Committee (the “CESGC”) was reorganized into two separate committees, the Compensation and Sustainability Committee (the “CSC”) and the Nominating and Governance Committee (the “NGC”)

The CSC mandate specifically includes sustainability matters, including reporting and monitoring of environmental, climate-related, and social issues
The NGC mandate includes nomination of directors and the review of all related-party transactions
CSC and NGC composition refreshed in 2025 in connection with the reorganization of the previous CESGC
ARC mandate includes oversight of risk management including climate, cybersecurity and artificial intelligence (“AI”) related risks
✓	Governance Highlights	Split Chair/CEO roles
An Independent Chair will be in place following the Meeting and the role of Lead Independent Director will be eliminated
Significant Board refreshment over past five years as part of orderly, planned succession
Board engagement with shareholders policy
No Board member is a full-time executive of another public company
Average tenure of 7 years
Regular continuing education provided
✓	Alignment with Shareholders	Director compensation primarily share-based
Share ownership requirements for directors
Share ownership by directors significantly above requirements of ownership policy
No grant of stock options to directors
✓	Diversity	Diversity goal of at least 40% diverse representation at Board and senior management level as a group by 2025, which was previously achieved in 2023 and will be re-achieved, following the Meeting
Diversity goal of at least one independent director that is racially or ethnically diverse achieved in January 2025
✓	Expertise	Recognized experts across numerous disciplines as set out in the table below

Skills	Expert-level Knowledge	Baseline-level Knowledge
Mining	89%	11%
Geology	33%	44%
Energy	11%	89%
Accounting & Finance	44%	56%
Risk Management	67%	33%
Cybersecurity	33%	44%
HR & Compensation	67%	33%
Corporate Governance	56%	44%
ESG	44%	44%
Climate Risk	22%	56%
Public Company Boards	78%	22%
Public Company Management	78%	22%
Legal & Regulatory	11%	67%
Entrepreneurship/Business Acumen	100%	0%
International Affairs	33%	56%

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DIRECTOR INFORMATION

Nominee Information

The following table sets forth for each of the persons proposed to be nominated for election as directors their name, age, city, province/state, and country of residence; their principal occupations or employment; a brief biographical description; the date on which they became directors of the Corporation; their independence; their memberships on the ARC, CSC or NGC, as applicable; their attendance at Board meetings; their attendance at committee meetings, as applicable; the number of common shares of the Corporation beneficially owned or over which control or direction is exercised, directly or indirectly; the number of stock options held; the number of deferred share units (“DSUs”) or restricted share units (“RSUs”) held; the “at-risk” values thereof; their voting results at previous shareholder meetings; and current other public board and committee memberships (including interlocks), all as at March 19, 2026.

For additional information regarding compensation, options and minimum ownership requirements, please see “Director Compensation” in this section.

Tom Albanese(1)

Tom Albanese is Chair Designate and is currently a director of Franco-Nevada. The Board of Franco-Nevada intends to appoint Tom Albanese as the independent Chair of its Board of Directors following the Meeting. Mr. Albanese served as CEO of Vedanta Resources plc (2014 to 2017), CEO of Vedanta Limited (2014 to 2017) and was CEO of Rio Tinto plc and Rio Tinto Limited (2007 to 2013). Mr. Albanese is also a director of CoTec Holdings Corp. He previously served on the boards of Nevada Copper Corp., Vedanta Resources plc, Vedanta Limited, Rio Tinto plc, Rio Tinto Limited, Ivanhoe Mines Limited, Palabora Mining Company and Turquoise Hill Resources Limited. Mr. Albanese holds a Master’s of Science degree in Mining Engineering and a Bachelor of Science degree in Mineral Economics both from the University of Alaska Fairbanks.

Hillsborough, NJ, USA	Securities Held
Director Since:			At-risk value of		At-risk value of
Aug 8, 2013	Common		common shares		common shares,
Age: 68	shares(2)	DSUs(3)	and DSUs(4)	Options	DSUs and options(5)
	47,758	20,800	C$21,729,458	Nil	C$21,729,458
Current Other Public
Board and Committee	Board and Committee Positions			Membership and Attendance
Memberships	Lead Independent Director of the Board(6)			Board Meetings Attended in 2025: 9 of 9 – 100%
CoTec Holdings Corp.	Committee Memberships: NGC(7)			CESGC Meetings Attended in 2025: 3 of 3 – 100%(7)
Investment Committee and				NGC Meetings Attended in 2025: 2 of 2 – 100%(7)
Remuneration Committee
	Annual and Special Meeting Voting Results			Votes in Favour	Votes Against
	2025		148,342,137	(97.32%)	4,079,249	(2.68%)
	2024		146,705,927	(98.45%)	2,314,948	(1.55%)

8 Franco-Nevada Corporation	TSX / NYSE: FNV

Paul Brink(1)

Paul Brink is President & Chief Executive Officer and a director of Franco-Nevada. Prior to his appointment as CEO, Mr. Brink served as President & Chief Operating Officer of Franco-Nevada from May 2018 to May 2020. He has been with Franco-Nevada since its initial public offering in 2007 and successfully led its business development activities as SVP, Business Development from 2008 until his promotion to President & Chief Operating Officer in 2018. Mr. Brink is active with a number of not-for-profit organizations. He previously had roles in corporate development at Newmont, investment banking at BMO Nesbitt Burns and project financing at UBS. Mr. Brink holds a Bachelor’s degree in Mechanical Engineering from the University of Witwatersrand and a Master’s degree in Management Studies from Oxford University.

Toronto, ON, Canada	Securities Held
Director Since:			At-risk value of
May 6, 2020			common shares and RSUs(4)
Age: 58			Aggregate of: (i) C$80,079,002
(252,655 common shares);
Current Other Public			(ii) C$9,215,004		At-risk value of
Board and Committee	Common		(29,074 performance-based		common shares,
Memberships	shares(2)	RSUs(3)(9)	RSUs); and (iii) C$3,025,288	Options(8)	RSUs and options(5)
None	252,655	38,619	(9,545 time-based RSUs)	135,612	C$122,758,287

	Board and Committee Positions			Membership and Attendance
	Non-Independent Member of the Board			Board Meetings Attended in 2025: 9 of 9 – 100%
(President & CEO)
Committee Memberships: None

	Annual and Special Meeting Voting Results			Votes in Favour	Votes Against
	2025		152,098,450	(99.79%)	322,937	(0.21%)
	2024		148,578,196	(99.70%)	442,706	(0.30%)

Hugo Dryland(1)

Hugo Dryland is a director of Franco-Nevada. Mr. Dryland is also a Global Partner of Rothschild & Co, Chairman of the group’s Global Advisory Metals & Mining Sector and Non-Executive Chairman of the group’s Global Advisory business in Canada. Mr. Dryland joined Rothschild & Co in 1986 and has extensive experience in the mining, minerals, oil and gas, energy, utilities and infrastructure sectors, working on transactions spanning the globe. Throughout his career, Mr. Dryland has been actively involved in the leadership, oversight and execution of M&A mandates, financing advisory transactions and strategic advisory work undertaken in the mining and metals sectors. Mr. Dryland previously served on the boards of RCF Acquisition Corp. (2023), Antofagasta plc (2011-2016) and Antofagasta Minerals SA (2011-2016). Mr. Dryland holds Masters’ degrees in Business Administration and in Comparative Law from the University of Warwick and George Washington University, respectively.

Lighthouse Point, FL, USA	Securities Held
Director Since:			At-risk value of		At-risk value of
May 1, 2024	Common		common shares		common shares,
Age: 70	shares(2)	DSUs(3)	and DSUs(4)	Options	DSUs and options(5)
	805	1,330	C$676,688	Nil	C$676,688
Current Other Public
Board and Committee	Board and Committee Positions			Membership and Attendance
Memberships	Independent Member of the Board			Board Meetings Attended in 2025: 9 of 9 – 100%
None	Committee Memberships: ARC and NGC(10)			ARC Meetings Attended in 2025: 4 of 4 – 100%
NGC Meetings Attended in 2025: 2 of 2 – 100%(10)

	Annual and Special Meeting Voting Results(10)			Votes in Favour	Votes Against
	2025		152,357,166	(99.96%)	64,224	(0.04%)
	2024		148,675,183	(99.77%)	345,658	(0.23%)

TSX / NYSE: FNV	Franco-Nevada Corporation 9

Derek Evans(1)

Derek Evans is a director of Franco-Nevada. Mr. Evans served as President & CEO of MEG Energy Corp. from August 2018 until May 2024 and as President and CEO and a director of Pengrowth Energy Corporation from May 2009 until March 2018. He also serves as a director of AltaGas Ltd. and, effective as of May 1, 2026, will become Chair of AltaGas Ltd.’s Board of Directors. He also served as Executive Chairman of the Pathways Alliance from May 2024 to February 2026. Mr. Evans has over 40 years of experience in a variety of operational and senior executive positions in the oil and gas business in Western Canada. Mr. Evans is also active in not-for-profit organizations and was a board member of MaRS (an innovation hub) from 2011 until 2023. Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in Alberta. Mr. Evans is also a member of the Institute of Corporate Directors.

Canmore, AB, Canada	Securities Held
Director Since:			At-risk value of		At-risk value of
Aug 8, 2008	Common		common shares		common shares,
Age: 69	shares(2)	DSUs(3)	and DSUs(4)	Options	DSUs and options(5)
	15,050	29,816	C$14,220,279	Nil	C$14,220,279
Current Other Public
Board and Committee	Board and Committee Positions			Membership and Attendance
Memberships	Independent Member of the Board			Board Meetings Attended in 2025: 9 of 9 – 100%
AltaGas Ltd.	Committee Memberships: CSC (Chair)(11)			CESGC Meetings Attended in 2025: 3 of 3 – 100%(11)
Audit Committee and				CSC Meetings Attended in 2025: 2 of 2 – 100%(11)
Environmental, Health and
Safety Committee	Annual and Special Meeting Voting Results			Votes in Favour	Votes Against
	2025		137,860,506	(90.45%)	14,560,878	(9.55%)
	2024		133,231,350	(89.40%)	15,789,522	(10.60%)

Catharine Farrow(1)

Catharine Farrow is a director of Franco-Nevada, a Professional Geoscientist (PGO) and accredited Corporate Director (ICD.D) with over 30 years of experience in the mining industry. She is also an Independent Director of ALS Limited, and Aclara Resources Inc. (Lead Director). Dr. Farrow is on the Board of Governors of Laurentian University and is active in the mining and technology industries in both private companies and academia. From 2012 to 2017 she was Founding CEO, Director and Co-Founder of TMAC Resources Inc. Before TMAC, Dr. Farrow was COO of KGHM International (formerly Quadra FNX Mining Ltd.). Before FNX, Dr. Farrow was with both Inco Ltd. and the Ontario Geological Survey. She is a past Director of Eldorado Gold Corporation (2020-2025), and Centamin PLC (2019-2024). Catharine has been awarded an Honourary Doctor of Science from Acadia University (2025), and an Honourary Doctor of Business Administration from Laurentian University (2024). She has been honoured as one of the 100 Global Inspirational Women in Mining (2015 and 2018). She has also obtained Professional Certificates in Cybersecurity Leadership (2024) and AI Strategy (2025) from Cornell University. Catharine obtained her BSc (Hons) from Mount Allison University, her MSc from Acadia University and her PhD from Carleton University.

Sudbury, ON, Canada	Securities Held
Director Since:			At-risk value of		At-risk value of
May 6, 2015	Common		common shares		common shares,
Age: 61	shares(2)	DSUs(3)	and DSUs(4)	Options	DSUs and options(5)
	301	18,868	C$6,075,615	Nil	C$6,075,615
Current Other Public
Board and Committee	Board and Committee Positions			Membership and Attendance
Memberships	Independent Member of the Board			Board Meetings Attended in 2025: 9 of 9 – 100%
Aclara Resources Inc.	Committee Memberships: ARC			ARC Meetings Attended in 2025: 4 of 4 – 100%
Audit Committee,
Compensation, Nominating	Annual and Special Meeting Voting Results			Votes in Favour	Votes Against
and Corporate Governance	2025		151,539,889	(99.42%)	881,498	(0.58%)
Committee (Chair), and	2024		145,379,683	(97.56%)	3,641,121	(2.44%)
Sustainability Committee
ALS Limited
Sustainability & Innovation
Committee

10 Franco-Nevada Corporation	TSX / NYSE: FNV

Maureen Jensen(1)

Maureen Jensen is a director of Franco-Nevada. Ms. Jensen also serves as a director of the Bank of Canada. Previously, she served as Chair and Chief Executive Officer of the Ontario Securities Commission (the “OSC”) from 2016 until April 2020 and was the Executive Director and Chief Administrative Officer of the OSC from 2011 to 2016. Before joining the OSC, Ms. Jensen was Senior Vice President, Surveillance and Compliance at the Investment Industry Regulatory Organization of Canada. Ms. Jensen has held senior regulatory and business positions at the Toronto Stock Exchange and had a 20-year career in the mining industry. Ms. Jensen is Chair of Canada’s Ombudsman for Banking Services and Investments and is a Public Governor of FINRA in the United States. In 2022, Ms. Jensen was inducted into the Canadian Mining Hall of Fame. Ms. Jensen is a licensed professional geoscientist (P.Geo.) with Professional Geoscientists Ontario (PGO), holds the ICD.D and GCB.D designations, has a BSc, Doctor of Laws (Honoris Causa) and is a member of the Investment Industry Hall of Fame.

Thornbury, ON, Canada	Securities Held
Director Since:			At-risk value of		At-risk value of
May 6, 2020	Common		common shares		common shares,
Age: 69	shares(2)	DSUs(3)	and DSUs(4)	Options	DSUs and options(5)
	Nil	7,888	C$2,500,102	Nil	C$2,500,102
Current Other Public
Board and Committee	Board and Committee Positions			Membership and Attendance
Memberships	Independent Member of the Board			Board Meetings Attended in 2025: 9 of 9 – 100%
None	Committee Memberships: NGC (Chair)(12)			CESGC Meetings Attended in 2025: 3 of 3 – 100%(12)
NGC Meetings Attended in 2025: 2 of 2 – 100%(12)

	Annual and Special Meeting Voting Results			Votes in Favour	Votes Against
	2025		151,188,943	(99.19%)	1,232,443	(0.81%)
	2024		147,599,972	(99.05%)	1,420,726	(0.95%)

Jennifer Maki(1)

Jennifer Maki is a director of Franco-Nevada. She is also a director of Baytex Energy Corp. and Pan American Silver Corp. She previously served as Chief Executive Officer of Vale Canada and Executive Director of Vale Base Metals (2014 to 2017) and previously held several other positions with Vale Base Metals, including Chief Financial Officer & Executive Vice-President and Vice-President & Treasurer. She has also served on the boards of not-for-profit organizations. Ms. Maki has a Bachelor of Commerce degree from Queen’s University and a postgraduate diploma from the Institute of Chartered Accountants, both in Ontario, Canada. She is also a Fellow Chartered Professional Accountant (FCPA) and a Fellow Chartered Accountant (FCA) and holds the ICD.D designation and the CERT Certificate in Cybersecurity Oversight.

Toronto, ON, Canada	Securities Held
Director Since:			At-risk value of		At-risk value of
May 8, 2019	Common		common shares		common shares,
Age: 55	shares(2)	DSUs(3)	and DSUs(4)	Options	DSUs and options(5)
	97	8,286	C$2,656,992	Nil	C$2,656,992
Current Other Public
Board and Committee	Board and Committee Positions			Membership and Attendance
Memberships	Independent Member of the Board			Board Meetings Attended in 2025: 9 of 9 – 100%
Baytex Energy Corp.	Committee Memberships: ARC (Chair)			ARC Meetings Attended in 2025: 4 of 4 – 100%
Audit Committee (Chair)
and Human Resources &	Annual and Special Meeting Voting Results			Votes in Favour	Votes Against
Compensation Committee	2025		151,741,349	(99.55%)	680,037	(0.45%)
Pan American Silver Corp.	2024		147,098,131	(98.71%)	1,922,668	(1.29%)
Audit Committee (Chair)
and Communities &
Sustainable Development
Committee

TSX / NYSE: FNV	Franco-Nevada Corporation 11

Daniel Malchuk(1)

Daniel Malchuk is a director of Franco-Nevada. Mr. Malchuk brings over 30 years of strategic, operational and financial experience in the natural resource industry to the Board. He currently serves as a director of SSR Mining Inc. and a Senior Advisor with Appian Capital Advisory LLP. Previously, Mr. Malchuk served as Chairman of Jetti Resources LLC and held various leadership positions with BHP Group Limited until his retirement in 2020 including President of Operations, Minerals Americas, President of Copper, President of Aluminum, Manganese, and Nickel, President, Minerals Exploration and Vice President, Strategy and Development. He is also a member of the Senior Advisory Board at the Pre-Columbian Art Museum in Santiago. Mr. Malchuk holds a Civil Industrial Engineer degree from Universidad de Chile and an MBA from University of California at Los Angeles (UCLA) Anderson School of Management.

Santiago, Chile	Securities Held
Director Since:			At-risk value of		At-risk value of
Jan 8, 2025	Common		common shares		common shares,
Age: 60	shares(2)	DSUs(3)	and DSUs(4)	Options	DSUs and options(5)
	Nil	Nil	N/A	Nil	N/A
Current Other Public
Board and Committee	Board and Committee Positions			Membership and Attendance
Memberships	Independent Member of the Board			Board Meetings Attended in 2025: 9 of 9 – 100%
SSR Mining Inc.	Committee Memberships: CSC(13)			CSC Meetings Attended in 2025: 2 of 2 – 100%(13)
Technical, Safety &
Sustainability	Annual and Special Meeting Voting Results			Votes in Favour(14)	Votes Against(14)
Committee (Chair) and	2025		152,341,370	(99.95%)	80,018	(0.05%)
Corporate Governance &	2024		N/A		N/A
Nominating Committee

Jacques Perron(1)

Jacques Perron is a director of Franco-Nevada. Mr. Perron has over 40 years of experience in the mining industry and has extensive technical and operations experience. He currently serves as a director of Centerra Gold Inc. and as director and Chair of Arizona Metals Corp. Previously, Mr. Perron was President and Chief Executive Officer at a number of mining companies including Pretium Resources Inc., Thompson Creek Metals Company Inc. and St Andrew Goldfields Ltd. and has held senior executive roles at a number of other mining companies prior thereto. Mr. Perron is also the Chair of the Canadian Mineral Industry Education Foundation. Mr. Perron has a Bachelor of Science degree in Mining Engineering from l’École Polytechnique de Montréal.

West Vancouver, BC,	Securities Held
Canada			At-risk value of		At-risk value of
Director Since:	Common		common shares		common shares,
Nov 7, 2022	shares(2)	DSUs(3)	and DSUs(4)	Options	DSUs and options(5)
Age: 64	998	2,927	C$1,244,029	Nil	C$1,244,029

Current Other Public	Board and Committee Positions			Membership and Attendance
Board and Committee	Independent Member of the Board			Board Meetings Attended in 2025: 9 of 9 – 100%
Memberships	Committee Memberships: CSC(15)			CESGC Meetings Attended in 2025: 3 of 3 – 100%(15)
Arizona Metals Corp. (Chair)				CSC Meetings Attended in 2025: 2 of 2 – 100%(15)
Compensation,
Corporate Governance	Annual and Special Meeting Voting Results			Votes in Favour	Votes Against
and Nominating	2025		149,878,477	(98.33%)	2,542,910	(1.67%)
Committee (Chair) and	2024		147,618,641	(99.06%)	1,402,251	(0.94%)
Audit Committee
Centerra Gold Inc.
Human Resources and
Compensation Committee
(Chair) and Technical and
Corporate Responsibility
Committee

12 Franco-Nevada Corporation	TSX / NYSE: FNV

Notes

(1)	Please refer to “Statement of Governance Practices - Skills Matrix” on page 28 of this Circular, which contains a “skills matrix” highlighting individual director skills.
(2)	The information as to the number of common shares of the Corporation and any of its subsidiaries beneficially owned, or over which control or direction is exercised, directly or indirectly, by each proposed director, including those that are not registered in the name of such director and not being within the knowledge of the Corporation, has been furnished by the respective director.
(3)	Non-employee directors are eligible to participate in the Corporation’s deferred share unit plan and receive DSUs thereunder. The CEO, as an employee director, is eligible to participate in the Corporation’s share compensation plan and receive RSUs thereunder. For additional information regarding these plans, please see “Deferred Share Unit Plan” on page 15 of this section and “Other Information – 2018 Share Compensation Plan Summary” on page 65 of this Circular. Fractional DSUs have been rounded.
(4)	Calculated as of March 19, 2026 using the closing price of the common shares on the TSX of C$316.95 per share.
(5)	Calculated as of March 19, 2026 using the closing price of the common shares on the TSX of C$316.95 per share, less the applicable exercise price for options.
(6)	Following Mr. Albanese’s appointment as independent Chair, the role of the Lead Independent Director will be eliminated.
(7)	Mr. Albanese ceased serving as a member of the CESGC upon its dissolution and was appointed a member of the newly formed NGC, both effective as of May 8, 2025.
(8)	For additional information regarding options held by Mr. Brink, please see “Statement of Executive Compensation”.
(9)	Comprised of 29,074 performance-based RSUs and 9,545 time-based RSUs for Mr. Brink. See “Statement of Executive Compensation”.
(10)	Mr. Dryland was appointed a member of the NGC effective as of May 8, 2025. He also continues to serve as a member of the ARC.
(11)	Mr. Evans ceased serving as a member of the CESGC upon its dissolution and was appointed a member and Chair of the newly formed CSC, both effective as of May 8, 2025.
(12)	Ms. Jensen ceased serving as a member of the CESGC upon its dissolution and was appointed a member and Chair of the newly formed NGC, both effective as of May 8, 2025.
(13)	Mr. Malchuk was appointed a member of the CSC effective as of May 8, 2025.
(14)	Mr. Malchuk was a first-time nominee in 2025. He was appointed to the Board of the Corporation on January 8, 2025.
(15)	Mr. Perron ceased serving as a member of the CESGC upon its dissolution and was appointed a member of the newly formed CSC, both effective as of May 8, 2025.

Securities laws require the Corporation to disclose whether a proposed director has within the past 10 years: (i) been a director or an executive officer of a company that has been subject to a cease trade or other order or become bankrupt; (ii) been bankrupt; (iii) been subject to any penalties or sanctions relating to securities legislation or entered into a settlement agreement with a securities regulatory authority; and (iv) been subject to any other penalties or sanctions that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director. To the Corporation’s knowledge (based on information furnished by the proposed directors), no disclosure is required in respect of the proposed directors, other than as follows:

Derek Evans was a director (until his resignation in January 2016) of a private oil and gas company that sought protection under the Companies’ Creditors Arrangement Act (Canada) in May 2016.

Tom Albanese was the CEO and a director of Vedanta Limited (“Vedanta”) from 2014 until 2017. On March 12, 2024, the Securities and Exchange Board of India (“SEBI”) imposed a two-month cease trade order in respect of India’s securities markets on each of the executive directors (including Mr. Albanese) of Vedanta (one month for non-executive directors) in connection with an order issued by SEBI relating to the alleged delay in the payment of dividends to a shareholder of Vedanta between January 2014 and June 2017. On March 21, 2024, the Securities Appellate Tribunal issued a stay of the SEBI order against Vedanta. This matter relates to a long-running tax dispute and Vedanta has noted it is evaluating its legal options in respect of this order.

Tom Albanese was a director of Nevada Copper Corp. (“NCU”). In June 2024, NCU and its subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the District of Nevada, which was subsequently recognized in Canada under the Companies’ Creditors Arrangement Act (the “Proceedings”). The Proceedings were subsequently completed in May 2025. On August 20, 2024, the British Columbia Securities Commission issued a Failure-to-File Cease Trade Order in respect of NCU as NCU had not filed certain periodic disclosure documents required under applicable securities law related to the interim period ended June 30, 2024. These documents were not filed in light of the Proceedings. The Failure-to-File Cease Trade Order was revoked on February 2, 2026.

Other Disclosed Matters

On October 17, 2017, the United States Securities and Exchange Commission (the “SEC”) filed civil charges against each of Rio Tinto plc, Tom Albanese and the former CFO of Rio Tinto plc, alleging, among other things, violations of the anti-fraud, reporting, books and records and internal control provisions of U.S. federal securities laws in connection with conduct at Rio Tinto plc and certain of its subsidiaries while Mr. Albanese was the CEO of Rio Tinto plc and prior to his becoming a director of the Corporation.

On November 20, 2023, final judgements were entered as to Rio Tinto plc, Rio Tinto Limited, and Mr. Albanese based on the consents of Rio Tinto plc, Rio Tinto Limited, and Mr. Albanese and without admitting or denying the SEC’s allegations. The final judgement regarding Rio Tinto plc and Rio Tinto Limited permanently restrains and enjoins those companies from violating Sections 13(a) and 13(b)(2)(A) of the Securities and Exchange Act of 1934 (the “Exchange Act”) and Rules 12b-20 and 13a-16 thereunder and orders the payment of a civil penalty of US$28 million. The final judgement regarding Mr. Albanese permanently restrains and enjoins him from violating Section 13(b)(5) of the Exchange Act and Rule 13b2-1

TSX / NYSE: FNV	Franco-Nevada Corporation 13

thereunder and orders the payment of a civil penalty of US$50,000. The SEC’s civil charges alleging violations of the anti-fraud provisions were dismissed.

On March 2, 2018, the Australian Securities and Investments Commission (“ASIC”) commenced civil proceedings in the Federal Court of Australia against each of Rio Tinto Limited, Tom Albanese and the former CFO of Rio Tinto Limited related to statements which ASIC alleged were misleading contained in the annual report of Rio Tinto Limited for 2011. On May 1, 2018, ASIC expanded the proceedings commenced on March 2, 2018 in the Federal Court of Australia. The expanded proceedings related to Rio Tinto Limited’s alleged failure to recognize an impairment of a wholly-owned subsidiary, Rio Tinto Coal Mozambique in its 2012 Interim Financial Statements.

On February 28, 2022, ASIC amended the proceedings, dropping all of its claims for relief against Mr. Albanese and the former CFO. On March 7, 2022, the Federal Court of Australia entered an order that, among other things, dismissed the proceedings in their entirety against Mr. Albanese and the former CFO. There were no findings of liability or contraventions on the part of Mr. Albanese (or the former CFO). The proceedings are concluded.

Director Compensation

Director Compensation Table

The following table (presented in accordance with Form 51-102F6 – Statement of Executive Compensation (“Form 51-102F6”) under National Instrument 51-102 – Continuous Disclosure Obligations) sets forth in Canadian dollars all amounts of compensation earned by the non-executive directors for the Corporation’s most recently completed financial year.

Non-Executive Director Compensation Table (in C$)

				Non-equity
		Share-based	Option-based	incentive plan	All other
Name	Fees earned(1)	awards(2)	awards	compensation	compensation(3)	Total

David Harquail	$135,000	$263,591	$—	$—	$3,000	$401,591

Tom Albanese	$70,000	$293,552	$—	$—	$12,000	$375,552

Hugo Dryland	$45,000	$252,661	$—	$—	$9,000	$306,661

Derek Evans	$70,000	$312,527	$—	$—	$12,000	$394,527

Catharine Farrow	$45,000	$289,703	$—	$—	$3,000	$337,703

Maureen Jensen(4)	$61,209	$266,411	$—	$—	$3,000	$330,620

Jennifer Maki	$70,000	$267,438	$—	$—	$3,000	$340,438

Daniel Malchuk(5)	$44,125	$245,139	$—	$—	$9,000	$298,264

Jacques Perron	$45,000	$256,159	$—	$—	$12,000	$313,159

Notes

(1)	For a breakdown of fees paid in cash versus fees credited in DSUs, see the chart under “Deferred Share Unit Plan” below. Fees paid or payable to the directors were payable in Canadian dollars. The annual retainer paid to each director is C$45,000. Additional retainers are also paid for serving as Chair of the Board (C$90,000/year), Lead Independent Director (C$25,000/year) and Chair of a committee (C$25,000/year). The figures reported in the table reflect amounts received in 2025. See “Discussion of Director Compensation Table” below.
(2)	Represents: (i) the grant date fair value of the dividend equivalents credited under the DSU Plan (defined below) and (ii) fees payable in DSUs for the DSUs granted in connection with the Annual DSU Grants (as defined below) which will be credited in 2026 as the Corporation was in a special blackout period at the end of 2025. See “Discussion of Director Compensation Table” below.
(3)	Includes travel fees for out-of-town directors and for directors travelling to out-of-town meetings, as applicable, of C$1,500 per day to a maximum of two days per meeting. Reimbursement to each of the directors for other expenses and fees was made during the year. These reimbursements were not considered perquisites, as they were integrally and directly related to the performance of each director’s duties.
(4)	Ms. Jensen was appointed Chair of the NGC effective as of May 8, 2025.
(5)	Mr. Malchuk was appointed to the Board on January 8, 2025.

14 Franco-Nevada Corporation	TSX / NYSE: FNV

Discussion of Director Compensation Table

Significant factors necessary to understand the information disclosed in the Director Compensation Table above include the Board’s fee structure, the Corporation’s deferred share unit plan, and directors’ equity investment requirements.

Board Fees

The components of director compensation are as follows:

An annual retainer (the “Annual Retainer”) of C$45,000;

An additional retainer to the Chair of the Board of C$90,000, the Lead Independent Director of C$25,000 and the Chair of each committee of C$25,000. As an independent Chair will be in place following the Meeting, the Lead Independent Director role and retainer will be eliminated;

The grant of DSUs equal to the lesser of (i) that number of DSUs having a grant date fair value of C$250,000 and (ii) 2,000 DSUs. This grant formula is intended to align director compensation with shareholder interests by not providing for guaranteed compensation while also ensuring the grant date value is not excessive (the “Annual DSU Grant”); and

The payment of travel fees (for out-of-town directors) of C$1,500 per day to a maximum of two days per meeting

Directors are also reimbursed for out-of-pocket expenses for attending Board and committee meetings and in respect of other activities relating to Board service, which include contributing significant additional time and expertise to management for which directors receive no additional compensation. No director compensation is paid to directors who are members of management of the Corporation.

Deferred Share Unit Plan

Effective March 26, 2008, the Board adopted a deferred share unit plan (the “DSU Plan”), which permits directors who are not salaried officers or employees of the Corporation or a related corporation (referred to as “Eligible Directors”) to defer receipt of all or a portion of their Board fees until termination of Board service. The DSU Plan also provides the Board with the flexibility to award deferred share units (“DSUs”) to Eligible Directors as another form of compensation. Only Eligible Directors are permitted to participate in the DSU Plan. The NGC’s mandate includes the review and provision of recommendations to the Board with respect to Board compensation which includes the grant of DSUs discussed below. The DSU Plan is administered by the CSC.

With respect to conversion of Board fees into DSUs (“Conversion DSUs”), each Eligible Director may elect to be paid a minimum of 20% up to a maximum of 100% (in 10% increments) of Board fees in the form of Conversion DSUs in lieu of being paid such fees in cash. On the date on which Board fees are payable (on a quarterly basis), the number of Conversion DSUs to be credited to a participating Eligible Director (a “Participant”) is determined by dividing an amount equal to the designated percentage of the Board fees that the Participant has elected to have credited in Conversion DSUs on that fee payment date by the fair market value of a common share (i.e. weighted average trading price for the last five trading days) on that fee payment date.

The DSU Plan also permits the NGC to award DSUs to directors as additional compensation. Under the DSU Plan, the NGC is authorized to determine when these DSUs will be awarded, the number of DSUs to be awarded, the vesting criteria for each award of these DSUs, if any, and all other terms and conditions of each award. Unless the NGC determines otherwise (as was done for the Annual DSU Grant as these DSUs are issued in arrears for services rendered), the DSUs awarded under the DSU Plan will be subject to a vesting schedule whereby they will become vested in equal instalments over three years with one-third vesting on the first anniversary of the award and one-third vesting on each of the subsequent anniversaries of the award. The NGC may consider alternatives for vesting criteria related to the Corporation’s performance and has the flexibility under the DSU Plan to apply such vesting criteria to particular awards of DSUs. The DSU Plan also provides that: (i) where a Participant’s termination of Board service is as a result of death, all unvested DSUs will vest effective on the date of death, and (ii) in a change of control context, all unvested DSUs will vest immediately prior to the change of control.

When dividends are declared by the Corporation, a Participant is also credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs the Participant holds on the record date for the payment of a dividend.

A Participant is permitted to redeem his or her vested DSUs only following termination of Board service by way of retirement, non-re-election as a director, resignation or death. A Participant (or, in the case of death of the Participant, the Participant’s legal representative) will be entitled, by giving written notice to the Corporation, provided the Participant is not at that time a salaried officer or an employee of the Corporation or a related corporation, to redeem, on one or more dates specified by the

TSX / NYSE: FNV	Franco-Nevada Corporation 15

Participant (or the Participant’s legal representative, as the case may be) occurring on or after the date of such notice, which date(s) shall not, in any event, be prior to the tenth trading day following the release of the Corporation’s quarterly or annual financial results immediately following the Participant’s termination of Board service and shall not be later than December 1st of the first calendar year commencing after the time of such termination of Board service, all or a portion of the vested DSUs. If the Participant (or the Participant’s legal representative, as the case may be) fails to provide written notice to the Corporation in respect of the redemption of all or any portion of the Participant’s vested DSUs, the Participant (or the Participant’s legal representative, as the case may be) will be deemed to have elected to redeem all vested DSUs on December 1st of the calendar year commencing after the date of termination of Board service of the Participant. The DSU Plan has more specific restrictions on redemptions for U.S. Participants.

Upon redemption of DSUs, the Corporation will pay to the Participant a lump sum cash payment equal to the number of DSUs to be redeemed multiplied by a calculation of the fair market value of a common share (i.e. weighted average trading price for the last five trading days) on the redemption date, net of any applicable deductions and withholdings. The DSU Plan does not entitle any Participant to acquire common shares of the Corporation nor does it allow for the issuance of common shares of the Corporation from treasury.

The following table outlines the breakdown of fees paid in cash versus fees credited in DSUs during the year ended December 31, 2025 and the total DSUs accumulated during the year ended December 31, 2025.

Director Fees/DSUs Breakdown (in C$)

		DSU	Total fees	Total fees	Total fees	Total fees	Number		Grant	Total
	Fees	election	paid in	accrued in	credited in	accrued in	of	Dividend	of	number of
Name	earned(1)	percentage	cash	cash(2)	DSUs	DSUs(3)	DSUs(4)(5)	equivalents(5)	DSUs(6)	DSUs(5)

David Harquail(7)	$135,000	0%	$101,250	$33,750	$—	$250,000	—	53	—	53

Tom Albanese	$70,000	100%	$—	$—	$52,500	$267,500	215	171	—	386

Hugo Dryland	$45,000	100%	$—	$—	$33,750	$261,250	138	11	—	149

Derek Evans	$70,000	100%	$—	$—	$52,500	$267,500	215	246	—	461

Catharine Farrow	$45,000	0%	$33,750	$11,250	$—	$250,000	—	156	—	156

Maureen Jensen	$61,209	100%	$—	$—	$49,959	$267,500	176	64	—	240

Jennifer Maki	$70,000	0%	$52,500	$17,500	$—	$250,000	—	68	—	68

Daniel	$44,125	0%	$32,875	$11,250	$—	$245,139	—	—	—	—
Malchuk(8)

Jacques Perron	$45,000	0%	$33,750	$11,250	$—	$250,000	—	24	—	24

Notes

(1)	Fees paid or payable to the directors were payable in Canadian dollars.
(2)	Represents cash fees payable for the fourth quarter of 2025 which were paid in 2026.
(3)	Represents fees payable in DSUs for the Annual DSU Grants for 2025 (C$250,000 annual grant value) and Conversion DSUs for the fourth quarter of 2025 (C$17,500 grant value in the case of Messrs. Albanese and Evans and Ms. Jensen and C$11,250 grant value in the case of Mr. Dryland) which will be credited in 2026 as the Corporation was in a special blackout period at the end of 2025.
(4)	Represents Conversion DSUs. Conversion DSUs for the fourth quarter of 2025 will be credited in 2026 as the Corporation was in a special blackout period at the end of 2025.
(5)	Fractional DSUs have been rounded.
(6)	Annual DSU Grants for 2025 will be credited in 2026 as the Corporation was in a special blackout period at the end of 2025.
(7)	Mr. Harquail served as Chair of the Board and a director during 2025 and is not standing for re-election.
(8)	Mr. Malchuk was appointed to the Board effective as of January 8, 2025. The figures reported in the table reflect amounts received by Mr. Malchuk from the date of his appointment.

Directors’ Equity Investment Requirements

With a view to aligning the interests of directors with those of shareholders, each director that is not a salaried officer or employee of the Corporation is required to hold a minimum equity investment in the Corporation equivalent in value to three times the Annual Retainer in the form of common shares of the Corporation and/or DSUs held pursuant to the DSU Plan. Each director has a period of three years from the date of his/her first election by shareholders or appointment by the Board, as applicable, to satisfy the minimum equity investment requirement.

Under the Equity Ownership Policy for Directors, if a director has not achieved the minimum equity investment at the time of any options being exercised by the director, he or she shall be required to continue to hold at least 50% or such lesser number of common shares issuable upon the exercise of such options as required to achieve the minimum equity ownership requirements. However, no options have been granted to non-executive directors since 2015 and the Corporation has no intention of granting options to any non-executive director in the foreseeable future.

16 Franco-Nevada Corporation	TSX / NYSE: FNV

The value of the equity investment of a director at any time will be based on the current market value of the common shares and of the DSUs under the DSU Plan. Based on the Annual Retainer for fiscal 2025, the minimum equity investment is C$135,000. The following table summarizes equity investment in the Corporation by the directors as at March 19, 2026.

	Equity Ownership		Equity Ownership		Net Changes in
	March 19, 2026		as at March 20, 2025		Equity Ownership

	Common		Common		Common		Equity investment value		Additional required
Name	shares	DSUs	shares	DSUs	shares	DSUs(1)	at March 19, 2026(2)		investment

David Harquail	773,505	6,459	928,505	6,406	(155,000)	53	C$	247,209,590	C$	—

Tom Albanese	47,758	20,800	47,758	20,414	—	386	C$	21,729,458	C$	—

Hugo Dryland	805	1,330	805	1,181	—	149	C$	676,688	C$	—

Derek Evans	15,050	29,816	15,050	29,355	—	461	C$	14,220,279	C$	—

Catharine Farrow	301	18,868	301	18,712	—	156	C$	6,075,615	C$	—

Maureen Jensen	—	7,888	—	7,648	—	240	C$	2,500,102	C$	—

Jennifer Maki	97	8,286	97	8,218	—	68	C$	2,656,992	C$	—

Daniel Malchuk(3)	—	—	—	—	—	—	C$	—	C$	N/A

Jacques Perron	998	2,927	983	2,903	15	24	C$	1,244,029	C$	—

Notes

(1)	Fractional DSUs have been rounded.
(2)	Based on the closing price of the common shares on the TSX on March 19, 2026, which was C$316.95 per share.
(3)	Mr. Malchuk has until January 2028 to satisfy the equity ownership requirement.

Other Information

There were no repricings during the financial year ended December 31, 2025. Other than the DSU Plan, the Corporation did not have any other share-based or option-based award programs for non-executive directors in place during the financial year ended December 31, 2025. No awards of DSUs other than Conversion DSUs and the Annual DSU Grant were made under the DSU Plan during the financial year ended December 31, 2025.

TSX / NYSE: FNV	Franco-Nevada Corporation 17

Incentive Plan Awards for Directors

Outstanding Share-Based Awards and Option-Based Awards

The following table (presented in accordance with Form 51-102F6) sets forth for each non-executive director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

	Option-based Awards						Share-based Awards

	Number of						Number of	Market or		Market or payout
	securities				Value of		shares or units	payout value of		value of vested
	underlying	Option		Option	unexercised		of shares	share-based		share-based
	unexercised	exercise		expiration	in-the-money		that have	awards that		awards not paid
Name	options	price		date	options		not vested(1)	have not vested		out or distributed(2)

David Harquail	—	C$	N/A	N/A	C$	—	—	C$	—	C$	2,087,650

Tom Albanese	—	C$	N/A	N/A	C$	—	—	C$	—	C$	6,185,308

Hugo Dryland	—	C$	N/A	N/A	C$	—	—	C$	—	C$	639,648

Derek Evans	—	C$	N/A	N/A	C$	—	—	C$	—	C$	8,750,450

Catharine Farrow	—	C$	N/A	N/A	C$	—	—	C$	—	C$	5,618,135

Maureen Jensen	—	C$	N/A	N/A	C$	—	—	C$	—	C$	2,511,715

Jennifer Maki	—	C$	N/A	N/A	C$	—	—	C$	—	C$	2,607,450

Daniel Malchuk	—	C$	N/A	N/A	C$	—	—	C$	—	C$	245,139

Jacques Perron	—	C$	N/A	N/A	C$	—	—	C$	—	C$	1,082,761

Notes

(1)	All dividend equivalents credited under the DSU Plan, Conversion DSUs and Annual DSU Grants since inception of the DSU Plan are vested, but under the terms of the DSU Plan cannot be paid out until redeemed by the Participant following termination of Board service. Conversion DSUs do not represent additional compensation or additional share-based awards as they are fees that directors have elected to be paid in the form of Conversion DSUs in lieu of cash and no shares are ever issued. The inclusion of Conversion DSUs in the table above is for informational purposes.
(2)	The market or payout value was calculated using the closing price of the common shares on the TSX on December 31, 2025, which was C$284.51 per share. The aggregate number of dividend equivalents, Conversion DSUs and Annual DSU Grants since inception of the DSU Plan is as follows: Mr. Harquail – 6,459, Mr. Albanese – 20,800, Mr. Dryland – 1,330, Mr. Evans – 29,816, Dr. Farrow – 18,868, Ms. Jensen – 7,888, Ms. Maki – 8,286, Mr. Malchuk – nil, Mr. Perron – 2,927. Fractional DSUs have been rounded. Also includes fees payable in DSUs for the Annual DSU Grants for 2025 and Conversion DSUs for the fourth quarter of 2025 which will be credited in 2026 as the Corporation was in a special blackout period at the end of 2025.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table (presented in accordance with Form 51-102F6) sets forth details of the value vested or earned by each non-executive director during the most recently completed financial year for each incentive plan award.

					Non-equity incentive
	Option-based Awards		Share-based Awards		plan compensation
	value vested		value vested		value earned
Name	during the year		during the year(1)		during the year

David Harquail	C$	—	C$	263,591	C$	—

Tom Albanese	C$	—	C$	363,552	C$	—

Hugo Dryland	C$	—	C$	297,662	C$	—

Derek Evans	C$	—	C$	382,528	C$	—

Catharine Farrow	C$	—	C$	289,703	C$	—

Maureen Jensen	C$	—	C$	327,619	C$	—

Jennifer Maki	C$	—	C$	267,438	C$	—

Daniel Malchuk	C$	—	C$	245,139	C$	—

Jacques Perron	C$	—	C$	256,159	C$	—

18 Franco-Nevada Corporation	TSX / NYSE: FNV

Note

(1)	Dividend equivalents credited under the DSU Plan, Conversion DSUs and Annual DSU Grants vest on the date they are credited/awarded. Conversion DSUs do not represent additional compensation or additional share-based awards as they are fees that directors have elected to be paid in the form of Conversion DSUs in lieu of cash and no shares are ever issued. The inclusion of Conversion DSUs in the table above is for informational purposes. During 2025, Conversion DSUs, Annual DSU Grants and dividend equivalents were calculated based on the 5-day weighted average price on the TSX prior to the grant date. Annual DSU Grants are granted in December of each year in the normal course.

Type	Grant date	TSX price

Dividend Equivalents (Q1)	March 27, 2025	C$	222.49

Conversion DSUs (Q1)	March 31, 2025	C$	222.83

Dividend Equivalents (Q2)	June 26, 2025	C$	227.83

Conversion DSUs (Q2)	June 30, 2025	C$	224.77

Dividend Equivalents (Q3)	September 25, 2025	C$	290.38

Conversion DSUs (Q3)	September 30, 2025	C$	298.67

Dividend Equivalents (Q4)	December 18, 2025	C$	292.19

Conversion DSUs (Q4). No Conversion DSUs were issued as the Corporation was in a special blackout period at the end of 2025. It is expected that the Conversion DSUs will be issued in 2026.	N/A	C$	N/A

Annual DSU Grants. No Annual DSU Grants were issued as the Corporation was in a special blackout period at the end of 2025. It is expected that the Annual DSU Grants will be issued in 2026.	N/A	C$	N/A

During 2025 the aggregate number of dividend equivalents credited under the DSU Plan and Conversion DSUs (Q1 to Q3) was as follows: Mr. Harquail – 53, Mr. Albanese – 386, Mr. Dryland – 149, Mr. Evans – 461, Dr. Farrow – 156, Ms. Jensen – 240, Ms. Maki – 68, Mr. Malchuk – nil, Mr. Perron – 24. While such DSUs technically vested when credited/awarded during 2025, under the terms of the DSU Plan they cannot be paid out until redeemed by the Participant following termination of Board service. The Annual DSU Grants for 2025 and Conversion DSU grants for the fourth quarter of 2025 will be credited in 2026 as the Corporation was in a special blackout period at the end of 2025.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of the exercise of options during the most recently completed financial year by each non-executive director and the financial year-end value of unexercised options on an aggregated basis.

	Securities	Aggregate		Unexercised options at			Value of unexercised in-the-money
	acquired on	value		financial year-end			options at financial year-end
Name	exercise	realized(1)		exercisable/unexercisable			exercisable/unexercisable

David Harquail	—	C$	—	—	/	—	C$	—	/	C$	—

Tom Albanese	—	C$	—	—	/	—	C$	—	/	C$	—

Hugo Dryland	—	C$	—	—	/	—	C$	—	/	C$	—

Derek Evans	—	C$	—	—	/	—	C$	—	/	C$	—

Catharine Farrow	—	C$	—	—	/	—	C$	—	/	C$	—

Maureen Jensen	—	C$	—	—	/	—	C$	—	/	C$	—

Jennifer Maki	—	C$	—	—	/	—	C$	—	/	C$	—

Daniel Malchuk	—	C$	—	—	/	—	C$	—	/	C$	—

Jacques Perron	—	C$	—	—	/	—	C$	—	/	C$	—

Note

(1)	The aggregate value realized was calculated using the sale price of the common shares realized by each director following the exercise of options, less the exercise price of the options.

Discussion of Incentive Plan Awards for Directors

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year-end, in respect of non-executive directors, are set out above in this section under “Deferred Share Unit Plan” and below under “Other Information – 2018 Share Compensation Plan Summary”. For clarity, the only plan-based awards for which non-executive directors are or will be eligible are options awarded under the Amended and Restated Share Compensation Plan adopted March 7, 2018 (the “2018 Share Compensation Plan”) and DSUs under the DSU Plan. Non-executive directors are not eligible for annual cash bonuses or RSUs under the 2018 Share Compensation Plan.

While the 2018 Share Compensation Plan technically permits the grant of options to directors, the Corporation has no intention of granting options to any non-executive directors in the foreseeable future and no options have been granted to non-executive directors since 2015.

TSX / NYSE: FNV	Franco-Nevada Corporation 19

STATEMENT OF GOVERNANCE PRACTICES

Board of Directors

Composition of the Board – Independence

The Board is currently comprised of ten directors (nine following the Meeting) and the Board has considered the independence of each of its directors. Consistent with National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and the corporate governance standards of the New York Stock Exchange (“NYSE”), to be considered independent, the Board must conclude that a director has no material relationship with the Corporation. A “material relationship” is generally a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgement and includes an indirect material relationship.

The Board has concluded that eight directors (Dr. Farrow, Ms. Jensen, Ms. Maki and Messrs. Albanese, Dryland, Evans, Malchuk and Perron) are “independent” for purposes of Board membership, as provided in NI 58-101 and by NYSE corporate governance standards. Therefore, all of the directors were and are “independent” other than Messrs. Harquail and Brink, by virtue of their positions as former CEO and President & CEO, respectively. Mr. Harquail is not standing for re-election.

The Board has also considered the independence of its directors more generally and whether they are “related” or “affiliated” as defined by various governance ratings agencies and confirms its view that Dr. Farrow, Ms. Jensen, Ms. Maki and Messrs. Albanese, Dryland, Evans, Malchuk and Perron are not “related” or “affiliated” with the Corporation in such a way as to affect their exercise of independent judgement.

Shareholders and other interested parties may communicate with any member of the Board, including the Chair of the Board, and the independent directors as a group, by contacting the Chief Legal Officer & Corporate Secretary at 199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9.

Independent Director Meetings

At 100% of the regularly scheduled meetings of the Board and its committees held during fiscal 2025, in camera sessions were also held. During such in camera sessions, members of management were not present. As well, for such in camera sessions following regularly scheduled Board meetings, the sessions were conducted with the full Board’s participation, following which the CEO was excused and the session continued with the Chair (Mr. Harquail), following which the Chair (Mr. Harquail) was excused and the sessions were completed with just the independent directors. As well, in camera sessions were regularly held during ad hoc Board and Committee meetings held during fiscal 2025 with the participation of the CEO and Chair as deemed appropriate by the independent directors. It is the intention of the directors to continue to hold an in camera session at each regularly scheduled Board and Committee meetings but the separate session without the participation of the Chair will no longer be required as the new Chair following the Meeting, Mr. Albanese, is an independent Chair.

Chair of the Board

Mr. Harquail was appointed Chair of the Board on May 6, 2020. Mr. Harquail has had a distinguished career having led the initial public offering of Franco-Nevada in 2007 and serving as President & CEO (2007-2019) and CEO (2019-2020) of Franco-Nevada. He has held senior executive roles at other companies and has also been an industry leader serving in numerous industry organizations. Most recently, he was Chair of the World Gold Council from 2017-2020 during which period the World Gold Council implemented the Responsible Gold Mining Principles, a leading ESG initiative. Mr. Harquail is a dedicated philanthropist supporting education (the School of Earth Sciences and the Mineral Exploration Centre at Laurentian University), health research (the Centre for Neuromodulation at Sunnybrook Health Sciences) and the local community. The Chair of the Board’s role is to provide leadership to the directors in discharging their mandate, including by: (i) leading, managing and organizing the Board, consistent with the approach to corporate governance adopted by the Board; (ii) promoting cohesiveness among the directors; and (iii) being satisfied that the responsibilities of the Board and its committees are well understood by the directors.

The responsibilities of the Chair of the Board include:

Providing advice, counsel and mentorship to the CEO;
Providing information to the directors on a timely basis;

20 Franco-Nevada Corporation	TSX / NYSE: FNV

Chairing the Board, scheduling meetings, setting the agendas, co-ordinating with the chairs of the committees of the Board to schedule committee meetings, ensuring that all business required to come before the Board is brought properly, monitoring the adequacy of Board materials, ensuring sufficient time for review of materials, and encouraging free and open discussion at meetings of the Board; and

Presiding over shareholder meetings

Mr. Harquail has decided to retire and will not be standing for re-election. Following the Meeting, the Board will recognize Mr. Harquail’s contributions by appointing him with the honorific title Chair Emeritus. Following his retirement, Mr. Harquail will not be engaged in the business of the Corporation nor will he attend any of the Board meetings or receive any compensation.

As previously disclosed by the Corporation, the Board intends to appoint Mr. Albanese as the new Chair of the Board to succeed Mr. Harquail.

Lead Independent Director

Mr. Albanese held the role of Lead Independent Director during 2025 and the period in 2026 prior to the Meeting. The Lead Independent Director, pursuant to their mandate, had the following responsibilities (among other things):

Engage with the Chair and CEO and provide feedback to the independent directors;
Serve as an independent leadership contact for the independent directors;
Conduct, on an annual basis, an assessment of the Chair’s performance and provide a report to the full Board of Directors;
Chair Board meetings where the Chair is not available;
Chair in camera sessions of the independent directors and provide feedback as appropriate;
Have the right to call meetings of the independent directors and the Board as deemed appropriate by the Lead Independent Director;
Have the right to engage third-party advisors and consultants to provide advice to the independent directors and the Board; and
Be available to shareholders where appropriate for consultation and communication

As Mr. Albanese is an independent director and will be appointed Chair following the Meeting, the role of Lead Independent Director will be eliminated.

Attendance at Meetings

During the financial year ended December 31, 2025, the Board held nine meetings. The ARC held four meetings, the CESGC held three meetings prior to its reorganization in May of 2025. Subsequently the NGC held two meetings and the CSC held two meetings. The Board members are extremely engaged and non-committee members also regularly attend committee meetings. The following summarizes the attendance record for each of such meetings.

	Board meetings	ARC meetings	CESGC meetings	CSC meetings	NGC meetings
Name	attended	attended	attended	attended	attended

David Harquail	9 of 9 – 100%	N/A	N/A	N/A	N/A

Paul Brink	9 of 9 – 100%	N/A	N/A	N/A	N/A

Tom Albanese(1)	9 of 9 – 100%	N/A	3 of 3 – 100%	N/A	2 of 2 – 100%

Hugo Dryland(1)	9 of 9 – 100%	4 of 4 – 100%	N/A	N/A	2 of 2 – 100%

Derek Evans(2)	9 of 9 – 100%	N/A	3 of 3 – 100%	2 of 2 – 100%	N/A

Catharine Farrow	9 of 9 – 100%	4 of 4 – 100%	N/A	N/A	N/A

Maureen Jensen(1)	9 of 9 – 100%	N/A	3 of 3 – 100%	N/A	2 of 2 – 100%

Jennifer Maki	9 of 9 – 100%	4 of 4 – 100%	N/A	N/A	N/A

Daniel Malchuk(2)	9 of 9 – 100%	N/A	N/A	2 of 2 – 100%	N/A

Jacques Perron(2)	9 of 9 – 100%	N/A	3 of 3 – 100%	2 of 2 – 100%	N/A

Notes

(1)	Mr. Albanese and Ms. Jensen ceased serving as members of the CESGC upon its dissolution and were appointed members of the newly formed NGC, both effective as of May 8, 2025. Also effective as of May 8, 2025, Ms. Jensen was appointed Chair of the NGC and Mr. Dryland was appointed a member of the NGC.

TSX / NYSE: FNV	Franco-Nevada Corporation 21

(2)	Messrs. Evans and Perron ceased serving as members of the CESGC upon its dissolution and were appointed members of the newly formed CSC, both effective as of May 8, 2025. Also effective as of May 8, 2025, Mr. Evans was appointed Chair of the CSC and Mr. Malchuk was appointed a member of the CSC.

It is the policy of the Board that, except in exceptional circumstances (i.e. due to illness or other incapacity), all directors of the Corporation shall attend the annual meeting of shareholders of the Corporation.

Board Mandate

A copy of the Board’s written mandate is attached as Schedule “A” to this Circular and is also available on the Corporation’s website at www.franco-nevada.com.

Board Engagement with Shareholders on Governance Matters

On November 11, 2010, the Board adopted a policy relating to Board engagement with shareholders on governance matters. The policy provides that the Board believes that it is important to be available to have regular and constructive engagement directly with the shareholders of the Corporation to allow and encourage shareholders to express their views on governance matters directly to the Board outside of the Corporation’s annual meetings. These discussions are intended to be an interchange of views about governance and disclosure matters that are within the public domain and will not include a discussion of undisclosed material facts or material changes. This policy further provides that the Board will continue with developing practices to increase engagement with its shareholders as is appropriate for its shareholder base and size. It is also the practice of the Board to periodically host events with institutional investors and analysts. When these events are held, it provides all Board members with an opportunity to engage directly with shareholders. Board members are also provided with opportunities to join management at industry conferences (such as the Denver Gold Show and BMO Global Metals & Mining Conference) including individual meetings with the Corporation’s shareholders to understand their priorities and concerns. This policy also provides that the Board recognizes that shareholder engagement is an evolving practice in Canada and globally and will review this policy annually to ensure that it is effective in achieving its objectives.

22 Franco-Nevada Corporation	TSX / NYSE: FNV

Board Committees

Audit and Risk Committee

All members of the ARC are (and have been) “independent” and “financially literate” (as defined in National Instrument 52-110 – Audit Committees)

Ms. Maki has been determined by the Board in its business judgement to be a “financial expert”

Jennifer Maki Chair	Hugo Dryland	Dr. Catharine Farrow

The ARC has been established to assist the Board in fulfilling its oversight and evaluation of:

The quality and integrity of the financial statements of the Corporation;
The compliance by the Corporation with legal and regulatory requirements in respect of financial disclosure;
The qualification, independence and performance of the Corporation’s independent auditors;
The performance of the Chief Financial Officer; and
Risk management oversight, including climate and technology related risks, which incorporates cybersecurity and AI risk management

Specifically, with respect to the independent auditors, the ARC is directly responsible for the appointment, compensation, retention (and termination) and oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting).

The Corporation’s Audit and Risk Committee Charter also addresses the ARC’s responsibilities relating to risk management (including climate-related risks). A copy of the Corporation’s Audit and Risk Committee Charter and additional disclosure relating to the ARC are set out in the Corporation’s most recent Annual Information Form and Form 40-F which are available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, respectively, and are also available on the Corporation’s website at www.franco-nevada.com.

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Compensation and Sustainability Committee

All members of the CSC are “independent” (as defined in NI 58-101)
Derek Evans Chair	Daniel Malchuk	Jacques Perron

As part of the Board’s annual review of its committees, the Board determined to reorganize the CESGC and divide the responsibilities into two newly formed committees, the Compensation and Sustainability Committee and the Nominating and Governance Committee. Effective May 8, 2025, the initial members appointed to the CSC were Derek Evans (Chair), Daniel Malchuk and Jacques Perron. Prior to its reorganization, the CESGC members were Derek Evans, Tom Albanese, Maureen Jensen and Jacques Perron.

Among other things, the CSC:

Reviews and makes recommendations to the Board concerning the appointment of officers of the Corporation;

Annually reviews the CEO’s goals and objectives for the upcoming year, provides an appraisal of the CEO’s performance and reviews the CEO’s compensation and the compensation of other executive officers; and

Administers and makes recommendations regarding the operation of the Corporation’s employee incentive compensation plans

The CSC Charter provides that, in addition to the independence requirements, no more than one-third of the members of the CSC can be current CEOs of publicly-traded companies and that the CSC will have an in camera session at every meeting, consistent with the Canadian Coalition for Good Governance’s recommendations relating to best practices for compensation committees. A copy of the CSC’s Charter is available on the Corporation’s website at www.franco-nevada.com.

The Charter of the CSC has also specifically set out the committee’s mandate and the following responsibilities with respect to sustainability matters including:

Oversight over adoption of sustainability standards and initiatives by the Corporation including reporting and monitoring of environmental, climate-related, and social issues;
Setting of sustainability-related goals for compensation purposes, including the adoption of climate-related goals and measuring performance/progress against such goals; and
Shareholder engagement on sustainability, environmental, climate-related and social matters

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Nominating and Governance Committee

All members of the NGC are “independent” (as defined in NI 58-101)
Maureen Jensen Chair	Tom Albanese	Hugo Dryland

Effective May 8, 2025, the initial members appointed to the NGC were Maureen Jensen (Chair), Tom Albanese and Hugo Dryland.

Among other things, the NGC is responsible for:

Making recommendations concerning the compensation of directors;
Developing the Corporation’s approach to governance issues;
Board succession matters (see “Nomination of Directors” in this section);
Reviewing the effectiveness and the contribution of the Board, its committees and individual directors (see “Board Assessment” in this section); and

Reviewing the adequacy and monitoring the effectiveness of the Corporation’s Code of Business Conduct and Ethics and Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities (see “Ethical Business Conduct” in this section).

The Corporation’s NGC Charter provides that, in addition to the independence requirements, no more than one-third of the members of the NGC can be current CEOs of publicly-traded companies and that the NGC will have an in camera session at every meeting, consistent with the Canadian Coalition for Good Governance’s recommendations relating to best practices for compensation committees. A copy of the NGC’s Charter is available on the Corporation’s website at www.franco-nevada.com.

Pursuant to its charter, the NGC has responsibility for reviewing all proposed related-party transactions (as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) that are not required to be dealt with by an “independent special committee” pursuant to applicable securities laws, make recommendations to the Board for the approval of such transactions and approve any procedures or measures to be adopted in connection therewith. Any member of the Committee with an interest in the proposed transaction and the non-independent directors must abstain from voting on the proposed transaction.

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Position Descriptions

The Board has developed and approved written position descriptions for the Chair of the Board, the Lead Independent Director, the Chair of the ARC, the Chair of the CSC, the Chair of the NGC and for the CEO.

Orientation and Continuing Education

The Corporation provides an orientation program for new directors in order that they can become familiar with the role of the Board, its committees and its directors and with the nature and operation of the Corporation’s business. All Board members are provided with a copy of the written mandate and charters for the Board and each of its committees and a copy of the Board’s approved policies relating to, among other things, the business conduct and ethics of directors, officers and employees, auditor independence, whistleblower procedures, diversity and inclusion, and confidentiality, fair disclosure and trading in securities. Board members are also provided with a copy of each committee’s planning schedules/work plans, as applicable. New Board members are provided with these materials and meet with the Chair of the Board and members of management as part of their orientation. The Corporation also maintains an online orientation portal which is regularly updated with educational materials that are tiered by priority, including fulsome corporate histories, analyst reports, historical strategy documents and general industry educational materials.

The Corporation works through continuing education with its Board to ensure that its directors maintain the skills and knowledge necessary to meet their obligations as directors by having management provide relevant presentations at Board and committee meetings, as appropriate, by bringing consultants and other outside experts in to address the Board on various issues, by arranging for meetings with management and other outside advisors/experts/third parties, and by arranging for site visits and offsite meetings. The Board also has scheduled dinners/meetings at which various topics are discussed, such as industry trends, technical updates, strategic opportunities, corporate goals and strategies, board composition, financing options, the dividend policy, ESG matters, executive compensation and succession matters. The Board also receives, on a regular basis, materials of interest, including analyst reports and industry reports, from the Chair of the Board and the Named Executive Officers. Individual directors are, subject to the approval of the Chair of the Board, also able to attend continuing education conferences at the Corporation’s expense.

During 2025, management continued to provide standard management presentations on such matters as enterprise risk management, compensation policies and strategies, the Corporation’s portfolio of assets and management thereof, analyst and other reports, corporate performance reviews and merger and acquisition strategies in mining, energy and other commodities. As well, presentations from management and outside advisors/experts/third parties were provided and Board members completed ongoing education at the following events:

Timing/Place	Attendees	Topic	Presented/Hosted By
October 2025/London, UK	Mr. Malchuk	Goldman Sachs Metals & Mining Conference	Goldman Sachs
November 2025/Barbados	All directors	Strategic and market overview presentations	Management
November 2025/Barbados	All directors	Session on precious metals outlook	Management/Third-party Expert
November 2025/Barbados	All directors	Session on oil and gas outlook	Management/Third-party Expert
November 2025/Barbados	All directors	Session on bulks and other commodities outlook	Management/Third-party Expert
November 2025/Virtual	Ms. Maki	TPH Oil and Gas Webinar	Turbomachinery & Pump Symposia
June to December 2025/Virtual	Dr. Farrow	Professional Certificate in AI Strategy	Cornell University

Directors have full and free access to officers and employees of the Corporation and may arrange meetings either directly or through the CEO. In addition, Board members are encouraged to attend mining and energy industry events and other relevant stakeholder events.

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Nomination of Directors, Board Renewal and Diversity

Nomination of Directors

The NGC is composed entirely of independent directors. The responsibilities, powers and operation of the NGC generally are summarized above. The NGC has the authority to retain a search firm to be used to identify director candidates. With respect to nomination of directors, the NGC is responsible for:

Developing and recommending to the Board criteria for selecting new directors;
Assisting the Board by identifying individuals qualified to become members of the Board; and
Recommending to the Board the director nominees for the next annual meeting of shareholders and for each committee of the Board

The process by which the Board will identify new candidates for Board nomination will involve:

Annually reviewing the skills, competencies and personal qualities required of directors to add value to the Corporation;

Annually reviewing the skills and competencies that the Board considers each director to possess, including the skills matrix as discussed below and what each new nominee should bring to the Board; and

Working closely with the Chair of the Board in seeking individuals qualified to become members of the Board, in the context of the Corporation’s needs and the criteria established by the Board, including the diversity criteria as discussed below

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Skills Matrix

The Board has developed a skills matrix (which the NGC is responsible for maintaining) comprised of the skills and competencies it expects the Board as a whole to possess and has identified which of those skills and competencies are possessed by its existing directors. The skills and competencies are as follows: experience with respect to the mining industry, geology, energy industry, accounting and finance, risk management, cybersecurity, human resources and compensation matters, corporate governance, ESG, climate risk, public company boards, public company management, legal and regulatory, entrepreneurship/business acumen and international affairs. Set out below are the skills identified for each director and director-nominee.

Skills	Albanese	Brink	Dryland	Evans	Farrow	Jensen	Maki	Malchuk	Perron	Summary
Mining	E	E	E	B	E	E	E	E	E	Expert: 8 of 9 (89%) Baseline: 1 of 9 (11%)
Geology	B	E		B	E	E		B	B	Expert: 3 of 9 (33%) Baseline: 4 of 9 (44%)
Energy	B	B	B	E	B	B	B	B	B	Expert: 1 of 9 (11%) Baseline: 8 of 9 (89%)
Accounting & Finance	B	E	E	E	B	B	E	B	B	Expert: 4 of 9 (44%) Baseline: 5 of 9 (56%)
Risk Management	E	B	B	E	B	E	E	E	E	Expert: 6 of 9 (67%) Baseline: 3 of 9 (33%)
Cybersecurity	B	B		E	E	B	E		B	Expert: 3 of 9 (33%) Baseline: 4 of 9 (44%)
HR & Compensation	E	B	B	E	E	E	E	B	E	Expert: 6 of 9 (67%) Baseline: 3 of 9 (33%)
Corporate Governance	E	B	B	E	E	E	E	B	B	Expert: 5 of 9 (56%) Baseline: 4 of 9 (44%)
ESG	B	B		E	E	B	B	E	E	Expert: 4 of 9 (44%) Baseline: 4 of 9 (44%)
Climate Risk	B	B		E	B	E		B	B	Expert: 2 of 9 (22%) Baseline: 5 of 9 (56%)
Public Company Boards	E	B	E	E	E	E	E	B	E	Expert: 7 of 9 (78%) Baseline: 2 of 9 (22%)
Public Company Management	E	E	B	E	E	E	E	B	E	Expert: 7 of 9 (78%) Baseline: 2 of 9 (22%)
Legal & Regulatory	B	B	B	B	B	E			B	Expert: 1 of 9 (11%) Baseline: 6 of 9 (67%)
Entrepreneurship/ Business Acumen	E	E	E	E	E	E	E	E	E	Expert: 9 of 9 (100%)
International Affairs	E	B	E		B	B	B	E	B	Expert: 3 of 9 (33%) Baseline: 5 of 9 (56%)

Skills Matrix Legend

Skill Level	Skill Level Criteria
E – Primary Skill/Expert Level Knowledge	Current or former executive role directly related to specific skill set; Degree in area with extensive work-related experience; or Proven experience related to specific skill set
B – Secondary Skill/Baseline Level Knowledge	Sufficient knowledge of the area to provide high-level oversight of management

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Director Retirement Policy/Term Limits

The Board has adopted a director retirement policy which provides the framework for the Corporation to allow for the renewal of the Board, where appropriate, by specifying a process for the Board to determine whether turnover in the Board is appropriate. In 2019, the Board amended the director retirement policy to incorporate a term limit principle. The director retirement policy now provides that a director is required to submit his/her resignation to the Board on the March 1st after such director’s (i) 72nd birthday, or (ii) 10th anniversary of Board service (where such director joined the Board after his or her 62nd birthday) and on every March 1st thereafter while such individual is still a director of the Corporation. The NGC will consider such resignation and, taking into account factors such as the skills and competencies possessed by the Board as a whole and the director individually, the size of the Board, and the overall best interests of the Corporation, make a recommendation to the Board as to whether the Board should accept such resignation in conjunction with the Corporation’s next annual meeting of shareholders or reject such resignation and nominate the director for election at the Corporation’s next annual meeting of shareholders. The Board will then consider the NGC’s recommendation and make its determination. Neither the NGC nor the Board has waived compliance with this policy to date.

The Board has determined not to establish strict term limits for directors at this time due to the potential loss of contributions from directors who have significant insight into the Corporation and its operations. As well, meaningful Board renewal has already occurred with 60% of the Board having been appointed since 2019. Currently, the average tenure of our Board is approximately 7 years. The Board will continue to evaluate whether strict term limits would be advisable on an ongoing basis.

Diversity and Inclusion

The Corporation is committed to diversity and inclusion among its employees, senior management and on the Board. The Board has a formal written diversity and inclusion policy (the “Diversity Policy”). The Diversity Policy and its current goals are described below.

The Diversity Policy emphasizes all forms of diversity in identifying candidates to recommend for appointment/election to the Board and for appointment/promotion to senior management positions so that the broadest pool of individuals is considered in order to ensure the best individuals are identified. The Diversity Policy has broad diversity goals for diverse persons comprising women, Black, Indigenous and other racial or ethnic minorities, individuals who identify as LGBTQ2S+ and people with disabilities (collectively, “Diverse Persons” with women, visible minorities, Indigenous people and people with disabilities being designated groups under the Canada Business Corporations Act (the “CBCA”)). The Diversity Policy provides for the following:

A goal of maintaining a Board composition in which at least 30% of the independent directors are women (which has been achieved);
A commitment to appointing a racially or ethnically diverse director in 2025 (achieved in January 2025);
A goal of achieving 40% Diverse Persons at the Board and senior management level (on an aggregated basis) by 2025 (achieved in 2023 and will be re-achieved following the Meeting); and

A commitment to ensuring that Diverse Persons are included in any search for new Board members and senior management positions (Vice Presidents and above), including any new offices which may be established by the Corporation (which would include internal promotions) as necessary to achieve the above goals

Pursuant to the Diversity Policy, the NGC can engage qualified independent external advisors to conduct searches for candidates that meet the Board’s skills and diversity criteria to help achieve its diversity goals, where appropriate.

As all recommendations of director nominees and appointments of senior management need to be approved by the NGC and CSC respectively, the Board has concluded that appropriate measures are in place to ensure that the Diversity Policy is effectively implemented.

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The Board currently has four directors who are Diverse Persons including three women directors, Dr. Farrow, Ms. Jensen and Ms. Maki, and a Latino director, Daniel Malchuk. This currently constitutes 40% (44% following the Meeting) Diverse Persons representation on the Board and 44% (50% following the Meeting) of the independent directors. The following table summarizes the diversity of the nominees to the Board as well as each director’s status as an executive at other public companies and length of tenure on the Board (as of the Meeting date):

	Albanese	Brink	Dryland	Evans	Farrow	Jensen	Maki	Malchuk	Perron
Gender
Male	✓	✓	✓	✓				✓	✓
Female					✓	✓	✓
Racial/Ethnic Diversity								Latino
Not a full-time executive of another public company	✓	✓	✓	✓	✓	✓	✓	✓	✓
Tenure in years (average tenure is 7 years)	12	6	2	17	11	6	7	1	3

The Corporation and its subsidiaries also consider the level of diversity in senior management when making senior management appointments. Diversity highlights for 2025 on the management side include:

4 of 5 new hires were Diverse Persons;
50% of internal promotions were Diverse Persons; and
5 of 13 senior officers (VP and above), including two of five NEOs, are Diverse Persons (two female members of visible minorities and three male members of visible minorities)

The Diversity Policy provides that the Board will review the policy annually to ensure that it is effective in achieving its objectives. Any changes to the policy as well as additional diversity achievements will be reported annually in the Corporation’s Circular. A copy of the Diversity Policy is available on the Corporation’s website at www.franco-nevada.com.

Compensation Process

The CSC is composed entirely of independent directors. The responsibilities, powers and operation of the CSC generally are summarized above under “Compensation and Sustainability Committee” in this section. With respect to compensation of executive officers, the CSC is responsible for:

Assisting the Board in its oversight of the evaluation of management’s performance;
Reviewing and making recommendations to the Board with respect to the compensation of the executive officers (including the President & CEO) of the Corporation; and
Approving and evaluating the compensation plans, policies and programs of the Corporation

For information regarding the process by which the Board determines the compensation for the Corporation’s executive officers, please see “Compensation Discussion & Analysis”. For information regarding the process by which the Board determines the compensation for the Corporation’s directors, please see “Director Information – Director Compensation” at pages 14 to 19.

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Board Assessment

The Board assesses itself, its committees and individual directors with respect to their effectiveness and contribution on an annual basis. The assessment process involves a confidential director questionnaire and discussions among the Chair of the Board, the Chairs of the committees and individual directors relating to overall Board assessment, individual committee assessments, Chair of the Board assessment, individual committee Chair assessments, individual director self-assessments and peer assessments. In addition, the Chair of the Board and Chair of the NGC meets with each individual director and the Chair of the NGC meets with the Chair of the Board to discuss the above matters as appropriate. Members of the NGC are responsible for drafting, collecting and assessing questionnaires (with assistance from the Chief Legal Officer), and facilitating discussions. The Chair of the NGC reports on the results of this process to the Board. The NGC is also permitted to retain external advisors to assist with the assessment process. The assessment for 2025 was commenced in the first quarter of 2026 and the NGC and the Board discussed the assessment process at their March meeting.

Succession Planning

The CSC is responsible for ensuring that management succession strategies, in consultation with the Board, are both appropriate and are being implemented. Over the past several years, succession planning has been ongoing. During 2025, meetings of the CSC and meetings of the Board included an in camera session with and without the CEO at which human resource issues and succession were regularly discussed. In the event of an emergency, the Board and CSC have temporary succession plans that can be implemented.

The CSC also monitors progress in succession for executive positions reporting to the President & CEO. One of the goals for each executive is to ensure a succession plan and technical depth are in place. Specific succession objectives are included in the annual key responsibilities and specific objectives that are agreed upon by each executive and the President & CEO and which are provided to the CSC. Each year, the President & CEO reviews the achievement of succession objectives with each executive which then forms part of the annual performance review with the CSC. These reviews and recommendations are considered by the CSC in connection with its recommendations to the Board for annual incentive compensation. Finally, at year-end, the President & CEO provides the CSC with a written memorandum assessing corporate accomplishments including an organizational chart and steps being undertaken to strengthen the Corporation. The Corporation is confident that appropriate succession strategies are being implemented to ensure the Corporation’s business will continue to be strongly managed in the future.

In addition, the NGC and Board actively engage in the review of succession plans relating to directors and the process of Board renewal, with Mr. Malchuk being the latest new director to join the Board. 60% of the current directors joined the Board from 2019 or later and further orderly renewal is expected over the near and medium term. In addition, the reorganization of the Board Committees dividing the CESGC occurred in May 2025, with initial members being appointed to each of the new committees. Additional Board succession is regularly discussed at meetings as part of an orderly Board renewal process.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the Corporation’s directors, officers and employees. The Code is available on SEDAR+ at www.sedarplus.com and on the Corporation’s website at www.franco-nevada.com.

The Code reflects the Corporation’s core values of honesty, responsibility and fairness and addresses the following matters: compliance with laws, rules and regulations; conflicts of interest; confidentiality; corporate opportunities; protection and proper use of corporate assets; competition and fair dealing; gifts and entertainment; payments to government personnel; discrimination, harassment and equal opportunity; health and safety; accuracy of company records and reporting; use of e-mail and internet services; loans to or guarantees of obligations of the Corporation’s personnel; and reporting of any illegal or unethical behaviour.

With respect to the issue of conflicts of interest in particular, various officers, directors or other insiders of the Corporation may hold senior positions with other entities, including entities involved in the resource industry or may otherwise be involved in transactions within the resource industry and may develop other interests outside the Corporation. In the event that any such conflict of interest arises (or could potentially arise) for a director, such director will be required to disclose the conflict to a meeting of the directors of the Corporation and abstain from voting for or against the approval of such participation or such terms. In the event that any such conflict of interest arises (or could potentially arise) for an officer or other insider of the Corporation, such person will be required to disclose the conflict to the Chief Legal Officer and abstain from participating

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in any discussions related to such matter and the Board will be apprised of such conflict. In appropriate cases, the Corporation will establish an “independent special committee” to review a matter in which several directors, or management, may have a conflict. Any decision made by any of such directors involving the Corporation will be required to be made in accordance with their duties and obligations to deal honestly and in good faith with a view to the best interests of the Corporation and its shareholders. In the event such conflict of interest is a related-party transaction, the NGC will review such transaction as described below and elsewhere in this Circular.

The NGC monitors compliance with the Code and is responsible for granting any waivers from the application of the Code and reviews management’s monitoring of compliance with the Code. To date, no such waivers have been granted.

Under the Code, the Corporation’s personnel are expected to speak with supervisors, managers or other appropriate personnel including the Chief Legal Officer about observed illegal or unethical behaviour and when in doubt about the best course of action in a particular situation. All of the Corporation’s personnel are required to cooperate in internal investigations of misconduct.

The NGC is also responsible for reviewing all proposed related-party transactions (as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) that are not required to be dealt with by an “independent special committee” pursuant to applicable securities laws, make recommendations to the Board for the approval of such transactions and approve any procedures or measures to be adopted in connection therewith.

Business Integrity Policy

The Board has adopted a Business Integrity Policy (the “Business Integrity Policy”) for the Corporation’s directors, officers and employees, which is intended to supplement the Code. The Business Integrity Policy is available on the Corporation’s website at www.franco-nevada.com.

This Business Integrity Policy is intended to ensure that the Corporation does not receive an improper advantage in its business dealings and that all payments and expenses are properly recorded in its financial books and records and addresses the following matters. Among other things, the policy provides guidance on dealing with agents, contractors and public officials, acceptance of gifts, making political contributions and dealing with certain types of payments. Employees of the Corporation are obligated to promptly report any violations of the policy to the Chief Legal Officer who will in turn report to the Chief Financial Officer and the ARC.

Whistleblower Policies

The Board has adopted employee complaint procedures for, among other things, accounting and auditing matters (contained in the Corporation’s Employee Complaint Procedures for Accounting and Auditing Matters) and violations of applicable laws or corporate policies (contained in the Corporation’s Whistleblower Policy) for the Corporation’s directors, officers and employees to enable such personnel to submit good faith complaints relating to any such matters. The procedures outline how an employee with a good faith concern can anonymously report those concerns directly to the Chief Legal Officer, in the case of the Whistleblower Policy or directly to the Chair of the ARC, in the case of the Employee Complaint Procedures for Accounting and Auditing Matters.

Non-Discrimination, Anti-Harassment and Equal Opportunity Policy

The Board has adopted a Non-Discrimination, Anti-Harassment and Equal Opportunity Policy which provides the framework for the Corporation to maintain an environment free of discrimination and harassment, in which all individuals are treated with respect and dignity, are able to contribute fully and have equal opportunities. This policy also deals with harassment and workplace violence. This policy articulates the Corporation’s position with respect to: (i) diversity, equal opportunity, discrimination (including grounds therefore), harassment and threats or acts of violence; (ii) reporting inappropriate conduct, harassment and workplace violence; (iii) disciplinary measures; and (iv) the development of procedures to prevent and address human rights issues.

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Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities

The Board has adopted a Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities, which serves as the Corporation’s corporate disclosure policy and insider trading policy. This policy applies to the Corporation’s directors, officers and employees to ensure that such personnel comply with securities legislation and the rules of applicable stock exchanges relating to insider trading, tipping and selective disclosure.

With respect to confidentiality and disclosure, this policy generally outlines principles of confidentiality and guidelines for maintaining confidentiality, disclosure principles and guidelines for disclosure (including who the authorized spokespersons are and how discussions with the investing community will occur), what constitutes material information, what is non-public information and how forward-looking information should be disclosed.

With respect to trading in securities, this policy outlines prohibitions on trading, the Corporation’s policies on trading windows and black-out periods, required pre-approval for trades by insiders and sanctions if improper trading were to occur. This policy also strictly prohibits the entering into of any “equity monetization” transactions or purchases of financial instruments that are designed to hedge or offset a decrease in market value of equity securities. This policy requires the Corporation’s personnel to report any violations immediately to the CEO or the Chief Legal Officer.

Strategy and Risk Management

The Board regularly reviews the Corporation’s goals and strategy with management. In addition, the Corporation’s strategic plan and business objectives are reviewed annually with management taking into account the new opportunities and key risks of the business. During these discussions, the performance of the Corporation and future opportunities are extensively discussed to assess whether adjustments to strategy are warranted. The Corporation’s core business principles and long-term strategy remains to be a gold-focused royalty and streaming company with a diversified portfolio, providing investors with a low-risk gold investment with gold price and exploration optionality. The Corporation is focused on growing net asset value on a per share, sustainable, long-term basis. It recognizes that it operates in a highly-cyclical business and has maintained a capital structure that allows the Corporation to invest countercyclically. In executing its strategy, the Corporation is willing to make investments over the long term, including in projects that may take significant time before coming to fruition.

The Corporation’s enterprise risk management environment ensures that the key objectives and strategy for the success of the Corporation are achieved. The risk management process of the Corporation is a several-pronged process involving management, the ARC and the Board of the Corporation. In its annual strategic planning session, the Board’s understanding of the current business strategy, its critical success factors and the related business risks is a key focus. The risks of the business are analyzed and reviewed together with strategic opportunities and issues. Management provides a detailed listing of risks and a related risk analysis, the latest of which was presented and reviewed with the ARC in August 2025 which identified risks to be monitored by the Board including (i) the ability to grow, (ii) unsuccessful or underperforming assets, (iii) commodity cycles risk, (iv) commodity mix, (v) social and environmental-related risks (including climate-related risks), (vi) geopolitical and security risks, and (vii) fraud risks (including cyber security risks). Also included in this review, the roles of management, the ARC and the Board relating to risk were highlighted and reaffirmed. The Board is responsible for strategic aspects and the enforcement of an appropriate risk culture throughout the organization, including through the CSC relating to compensation aspects. The ARC is charged with the supervision of the risk analysis and oversight of the mitigation factors and plans, including cybersecurity and AI risk mitigation plans. Management conducts a periodic detailed analysis of risks, recommended mitigation plans and is responsible for the implementation and review of effectiveness of such mitigation plans.

Enterprise risk management updates are provided to the ARC quarterly. The ARC oversees the management of cybersecurity, risks related to AI and other technological risks of the Corporation and management provides semi-annual IT updates on the implementation of cybersecurity mitigation measures and plans for implementation of AI technology and associated risk mitigation measures.

In addition, critical to the Corporation’s success is the appropriate management of risk around all assets including potential new investments. In this regard, the Board is fully engaged in the review of new investments. At Board meetings, management updates the Board on potential investments and seeks guidance on whether to proceed following a detailed review of the technical merits and risks of such opportunities. Board members are also provided with at least monthly reports from the President & CEO in between Board meetings. Board members are very active in the review of potential investments including participating in due diligence, as needed, and providing technical, political, financial, sustainability, environmental and other expertise. Directors are frequently involved by management to advise on specific due diligence or asset management issues.

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Directors will, as appropriate, accompany management on site visits to existing assets or potential investments and report independently to the Board on their observations.

If management proposes to proceed with a transaction in excess of a threshold amount, it must first seek Board approval. Below this threshold amount, management has discretion to proceed with an investment but must report the transaction to the Board and have the Board approve the reset of management’s executive authority before being able to proceed with another investment. The Board is also regularly updated as to existing material assets and provided with risk assessments of those assets and retrospective analyses as to lessons learned.

Environmental and Social Responsibility

The Corporation’s business is investing in projects operated by third parties and does not directly operate any of its assets. The projects on which the Corporation has royalties and streams are owned and operated by independent mining and energy companies which are typically publicly listed. Management closely monitors the Corporation’s portfolio of assets and engages with the operators of the projects to which it has provided financing on sustainability-related matters but management is not responsible for the day-to-day operational or development decisions at a project. While the Corporation does not control or influence the operations of any of the properties over which it has an interest, it is committed to responsible mining and energy extraction in all aspects of its investments including with respect to sustainability-related risks and opportunities, which are addressed through a combination of the following:

Policies, including sustainability specific policies, which guide investment decisions;
Due diligence process for new investments;
Contractual rights and obligations in royalty and stream agreements;
Contributions to projects in local communities at the operations in which the Corporation is invested and also to mining industry and diversity-related initiatives; and
Transparency in its disclosure

The approach taken by the Corporation has resulted in the acquisition of royalties and streams on projects operated by some of the best operators in the industry, generating significant value for shareholders. The Corporation has adopted sustainability and responsible investment policies and performs extensive due diligence on potential investments to address sustainability-related risks and opportunities that could reasonably be expected to affect the Corporation’s business, financial performance, position, or future prospects, including climate-related risks and opportunities as well as other environmental and social considerations. The Corporation has adopted transparent sustainability-related disclosure practices aligned with leading international frameworks, including the former Task Force on Climate-related Financial Disclosures (TCFD) and more recently, the Sustainability Accounting Standards Board (SASB), and continues to enhance its disclosure and transition toward reporting in-line with the International Sustainability Standard Board’s IFRS S2 Climate-related Disclosures standard. The Corporation has refrained from allocating capital to certain investments where sustainability-related risks, including environmental, climate-related or social risks, were identified. While the ARC has been delegated the responsibility for oversight of risk, including climate-related risks, the entire Board is also fully engaged on this issue. Quarterly sustainability updates (including on climate-related matters) are provided by management. The Board is also advised of and considers material climate-related risks and opportunities when evaluating new potential investments, which are brought to the Board for approval (typically several times a year). The Board is also involved in evaluating the Corporation’s disclosure on climate-related risks and opportunities, which disclosure is transitioning to align with IFRS S2. Early 2025 marked management’s first time measuring against the Corporation’s previously adopted specific emissions reductions targets for 2030 and beyond and the CSC and Board will continue to oversee and measure management’s performance in achieving such targets as part of the executive compensation program. Detailed information can be found in the Corporation’s most recent Sustainability Report available on the Corporation’s website at www.franco-nevada.com.

34 Franco-Nevada Corporation	TSX / NYSE: FNV

STATEMENT ON EXECUTIVE COMPENSATION

Dear Shareholders:

On behalf of the Board, the members of the Compensation and Sustainability Committee present our 2025 Statement on Executive Compensation.

Franco-Nevada continues to emphasize shareholder alignment as a core philosophy. The compensation program for executives emphasizes long-term and share-based incentives over salaries and cash bonuses with such long-term and share-based incentive compensation comprising a majority of all total direct compensation. All of our executives have accumulated meaningful common share ownership over time, demonstrating strong shareholder alignment.

We are also committed to continuous improvement and good governance. We annually review our compensation practices to ensure they align with best practices that are appropriate for our business model. As disclosed in last year’s circular, the Committee conducted a more comprehensive review of compensation practices during 2024.

In 2025, we determined to reorganize the former Compensation and ESG Committee into two separate committees, the Compensation and Sustainability Committee and the Nominating and Governance Committee. We believe that the two Committees will be more effective than a single Committee and Committee members will have more capacity to discharge their respective mandates in service to the Board.

The Committee endeavours to maintain a highly-disciplined approach to the executive compensation program. At all times, the Committee approaches compensation decisions with an overarching emphasis on shareholder alignment.

The Committee has implemented improvements to the executive compensation program over the past several years with 2024 being the first year that the Committee engaged a compensation consultant to conduct a review.  Following this review, additional minor refinements to the compensation program were made as described in last year’s circular.

As a result, no additional changes to the compensation program were introduced during 2025 and the Committee was focused on appropriate compensation outcomes for the executive team which were aligned with shareholders.

For 2025, key accomplishments taken into account by the CSC included:

The deployment of US$1.8 billion in new investments, a record year for transaction value, including several meaningful gold investments providing both immediate and long-term gold equivalent ounce (“GEO”) growth;

Three-year average NAV Growth per Share which significantly exceeded the internal benchmark set by the CSC for management;
Absolute one-year TSR of 74% although this was tempered by Relative TSR being below the median of our New Comparator Group (as defined in this Circular);
The successful settlement of our tax dispute with CRA and continued progression of our international arbitration claim in respect of Cobre Panamá; and
The development and implementation of successful, strategic initiatives, including the repeated acting as a financial backer supporting strong management teams across the capital structure

Overall, 2025 was a very strong year for the Corporation, the executive team made significant individual contributions and the Corporation is well positioned to continue to create true shareholder value. For the 2025 compensation year, the CSC determined to award above-target bonuses to the Canadian-based NEOs and the Franco-Nevada International Corporation Board determined to award an above target bonus to the President of Franco-Nevada International Corporation, all as described in further detail in this Circular to recognize the significant corporate and individual outperformance.

We are very proud to serve this Corporation and its shareholders. We welcome and encourage your feedback.

Sincerely,

“Derek Evans”, Chair

“Daniel Malchuk”

“Jacques Perron”

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COMPENSATION PROGRAM HIGHLIGHTS AND BEST PRACTICES

✓	Elements of compensation	No guaranteed awards of incentive compensation
Majority of incentive compensation is share-based
Majority of share-based incentive compensation has performance-vesting criteria
Stock option grants, as part of regular annual incentive compensation awards, have been discontinued since 2020
Incentive compensation awards have maximum cap
✓	Updated defined key objective performance metrics	Relative TSR
NAV Growth per Share

✓	New performance review element	Strategic Review focused on factors that drive the overall growth of the Corporation
✓	ESG focus	Executive compensation is linked to ESG performance, including objective ESG goals
✓	Defined corporate goals for compensation program with specific weightings	Growth and Strategy
Performance
ESG
Manage Risk
Culture
✓	Additional best practices	Share ownership requirements for executives
Clawback arrangements in place
Anti-hedging policy in place
Employment agreements contain double-trigger change of control clauses
CEO compensation lookback provided
✓	Additional alignment with shareholders	PSUs vesting based on performance against the New Comparator Group and the results of the Strategic Review
Executive team share ownership significantly above requirements of share ownership policy
CEO shareholdings in excess of 14.1 times total direct compensation
The implementation of a deferral mechanism for time-based RSUs following vesting providing the executive team with the ability to further increase share ownership

36 Franco-Nevada Corporation	TSX / NYSE: FNV

COMPENSATION DISCUSSION & ANALYSIS

Compensation Governance

Composition, Experience and Skills of the Compensation and Sustainability Committee

Derek Evans, Chair	Daniel Malchuk(1)	Jacques Perron
Independent	Independent	Independent
Member since May 8, 2025	Member since May 8, 2025	Member since May 8, 2025

Member, Audit Committee, AltaGas Ltd.

Member, Environmental, Health and Safety Committee, AltaGas Ltd.

Previous President, Chief Executive Officer and Director, MEG Energy Corp.

Previous President, CEO and Director, Pengrowth Energy Corporation

Previous President, Chief Executive Officer and Director, Focus Energy Trust

Member, Institute of Corporate Directors

Previous President, Operations, Mineral Americas, BHP Group Limited

Previous President, Copper, BHP Group Limited

Previous President, Aluminum, Manganese and Nickel, BHP Group Limited

Director, SSR Mining Inc.

Chair, Compensation and Nominating
 Committee, Arizona Metals Corp.

Member, Audit Committee, Arizona
 Metals Corp.

Chair, Human Resources and Compensation Committee, and member, Technical and Corporate Responsibility Committee, Centerra Gold Inc.

Previous Chair, Risk Committee, Centerra Gold Inc.

Previous President and CEO, Pretium Resources Inc.

Previous President, CEO and Director, Thompson Creek Metals Company Inc.

Previous President, CEO and Director, St Andrew Goldfields Ltd.

Note

(1)	Mr. Malchuk was appointed to the CSC upon its formation in May 2025. Prior to its reorganization, the CESGC members were Derek Evans, Tom Albanese, Maureen Jensen and Jacques Perron.

The members of the CSC each have skills and direct experience as set out in the table above that are relevant to their responsibilities in executive compensation and which enable them to make decisions on the suitability of the Corporation’s compensation policies and practices. All members of the CSC have provided leadership in business, legal and/or government organizations in their current and/or past roles. In these roles, they have participated in compensation planning sessions, made compensation decisions and participated in compensation discussions with external consultants.

Responsibilities of the Compensation and Sustainability Committee

The CSC was established by the Board, following the reorganization of the responsibilities of the former CESGC, to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Corporation’s compensation plans, policies and programs. It is the CSC’s responsibility to ensure that the Corporation develops and maintains a compensation program for its executive officers that will be fair, competitive and consistent with the best interests of the Corporation. The CSC is also responsible for ensuring compliance of the compensation policies and practices of the Corporation with its enterprise risk management goals.

The CSC is responsible for reviewing the position description and performance goals and objectives relevant to the compensation of the President & CEO and for evaluating the President & CEO’s performance in light of those goals and objectives. The CSC recommends to the Board the President & CEO’s compensation based on such evaluation. The CSC is also responsible for making recommendations to the Board with respect to the compensation of all executive officers and other officers, including incentive compensation plans, equity-based plans (which the CSC administers), the terms of any employment agreement, severance and change of control arrangements and any special or supplemental benefits. The President & CEO provides the CSC with recommendations for compensation of executive officers and other officers, supported by relevant factual data and an assessment of appropriate compensation. The CSC also reviews the recommendations of the Board of Franco-Nevada International Corporation (“FNI”) (previously Franco-Nevada (Barbados) Corporation) with respect to the compensation of the President of FNI and provides feedback to the Board of FNI. The President of FNI is a Named

TSX / NYSE: FNV	Franco-Nevada Corporation 37

Executive Officer for purposes of this Circular (please refer to “FNI Overview” on page 40 of this Circular for more information). The NGC is responsible for making recommendations concerning the remuneration of directors.

Compensation Consultants

The CSC has the authority to retain and receive advice from compensation consultants to carry out its duties. During the financial year ended December 31, 2025, the CSC did not retain compensation consultants or advisors. During the financial year ended December 31, 2024, the CESGC engaged Mercer to assist in the annual review of the Corporation’s executive compensation program. Specifically, Mercer was retained to conduct an incentive design review of the Corporation’s current short-term incentive and long-term incentive plans and provide a summary of peer group and market best practices. As well, Mercer’s engagement included considering the design of the Corporation’s executive compensation program and whether changes were advisable to address the impact of unforeseen events such as Cobre Panamá being put on preservation and safe management at the end of 2023 due to the unlawful actions of the Panamanian State.

The table below shows fees for services rendered by Mercer for the past two years.

	Dec 31, 2025		Dec 31, 2024

Executive Compensation-related Fees	C$	—	C$	122,492

All Other Fees	C$	—	C$	—

Total Fees	C$	—	C$	122,492

Compensation Philosophy and Objectives

The specific objectives of the Corporation’s compensation program for its officers are as follows:

To align the interests of officers with those of the Corporation’s shareholders;
To attract and retain talented officers; and
To link individual compensation to the performance of both the Corporation and the performance of each individual officer

The Corporation’s compensation program is designed to reward officers for:

Creating shareholder value through NAV growth on a per share basis;
Superior absolute corporate performance and on a Relative TSR basis against a relevant peer group; and
Exceptional levels of individual performance consistent with, and contributing to the achievement of, the Corporation’s strategic objectives

In order to achieve the above objectives, the key structural features of the Corporation’s compensation program are as follows:

An emphasis on medium-term and long-term share-based incentive compensation over base salaries and cash bonuses;
Incentive compensation comprises a majority of overall compensation;
Long-term, at-risk share-based incentive compensation comprises a majority of incentive compensation;
The value of medium-term and long-term, at-risk share-based compensation is linked directly to the medium and long-term growth of the Corporation’s share price;
The majority of share-based incentive compensation has performance-vesting criteria; and
The vesting of performance-based share compensation will be determined based on long-term Relative TSR and achievement of long-term strategic growth

Changes Made in 2024 and 2025

The CSC regularly evaluates the executive compensation program to ensure it remains effective in achieving the CSC’s goals. No changes were made to the Corporation’s executive compensation program during 2025 as a number of refinements were implemented during 2024 for the 2024 and 2025 compensation years, which are summarized below.

38 Franco-Nevada Corporation	TSX / NYSE: FNV

2024

The key refinements to the Corporation’s executive compensation program that were adopted by the CESGC following the review by Mercer discussed above are summarized in the table below.

Key Compensation Topic		Prior Practice	Changes for 2025 and Rationale for Changes
✓	PSU Vesting (please refer to pages 44 to 45 of this Circular)

A performance index consisting of select peers, market indices and commodity prices (the “Historical Performance Index”)(1) over a three-year period was used to determine PSU vesting

Vesting could range between 0% to 200% (for grants prior to 2021) and 0% to 150% (for grants made from 2021)

PSU vesting is now determined based on (i) percentile performance relative to the New Comparator Group over a three-year period utilizing a 70% weighting; and (ii) an overall review of execution on strategic initiatives and effectiveness in growing the Corporation utilizing a 30% weighting

The updated vesting criteria can result in vesting of between 0% and 200% of the original grant

Please refer to “PSU Vesting” from page 44 to 45 of this Circular for more detailed information

✓	Corporate vs individual performance (please refer to pages 46 to 53 of this Circular)	An equal weighting was applied (50/50) between corporate performance and individual performance when determining incentive compensation awards

A greater emphasis has been placed on corporate performance with a 60% weighting and individual performance will receive a 40% weighting

The updated weightings align compensation awards more with results realized by shareholders while still allowing for individual performance to be recognized

✓	Incentive Compensation Awards Evaluation Criteria (please refer to pages 46 to 48 of this Circular)	A number of criteria were considered for each Corporate Goal in determining overall corporate performance The Historical Performance Index was used to evaluate the corporate goal of Performance

The evaluation criteria have been refined/reduced to provide greater focus on the key criteria which are critical to the Corporation’s success

The New Comparator Group (as defined above) has been adopted to evaluate the corporate goal of Performance

Note

(1)	Please refer to “Performance Index” on page 60 of the Corporation’s management information circular dated March 14, 2024, for further detail on the Historical Performance Index.

2025

In addition, the CESGC reviewed the target awards for time-based RSUs (“TSUs”) and performance-based RSUs (“PSUs”) for the NEOs and determined the following, effective with the 2025 compensation year:

Messrs. Rana and Hong’s target awards of TSUs would be slightly increased from 0.9 times base salary to 1 times base salary;

Mr. Gray’s target awards of TSUs and PSUs would be increased to the same levels as Messrs. Rana and Hong (1 times base salary for TSUs - previously 0.7 times base salary and 1.1 times base salary for PSUs - previously 1 times base salary) to recognize his growth in his respective role and to align target awards for the NEOs other than the CEO; and

No changes would be made to target awards for Mr. Brink

The CESGC determined to make the above adjustments in order to continue to provide a competitive compensation package while ensuring that the increase was provided in the form of at-risk share-based compensation.

Benchmarking

The Corporation has considered compensation programs in relevant sectors of the mining and energy industries as well as the compensation programs of its competitors but has not engaged in benchmarking with a specific peer group for purposes of setting levels of compensation.

TSX / NYSE: FNV	Franco-Nevada Corporation 39

Risk Management

The Board is responsible for strategy relating to risk management and the enforcement of an appropriate risk management culture throughout the organization. The Board fulfils these responsibilities through the ARC generally and through the CSC with respect to compensation and sustainability, environmental, climate-related and social matters. The Board is ultimately responsible for considering the implications of risks associated with the Corporation’s compensation policies and practices. Through the ARC and outside advisors (when engaged), the Board is advised of potential risks, including those relating to human capital, such as recruitment/retention, redundancy, workload/resources, HR support and succession. Through the CSC, the Board is involved in the design of compensation policies to meet the specific corporate goals (Growth & Strategy, Performance, ESG, Manage Risk and Culture) and compensation objectives discussed above and considers the risks relating to such policies. To mitigate inappropriate or excessive risk taking, the Corporation has put practices in place. For example, the Corporation has a variety of compensation components that are designed to provide balance between base salary and medium-term and long-term, at-risk variable compensation. Also, the Corporation’s medium-term and long-term incentive compensation has been designed to address its retention objectives. Additional policies and practices are also in place to mitigate risk, including clawback policies, equity investment requirements and anti-hedging requirements which are all described in further detail in this Circular. The CSC is responsible for ensuring compliance with the compensation policies and practices of the Corporation. The Corporation’s enterprise risk management environment is further described under “Statement of Governance Practices – Ethical Business Conduct – Strategy and Risk Management”. To date, the Board and CSC have not identified any risks arising from the Corporation’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Corporation and that all other material risks related to compensation are being appropriately managed.

Named Executive Officers

The “Named Executive Officers” or “NEOs” for purposes of this Circular (being the President & Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated officers of the Corporation including its subsidiaries) are: (i) Mr. Paul Brink, President & Chief Executive Officer, (ii) Mr. Sandip Rana, Chief Financial Officer, (iii) Mr. Lloyd Hong, Chief Legal Officer & Corporate Secretary, (iv) Mr. Eaun Gray, Chief Investment Officer, and (v) Mr. John Blanchette, President, FNI.

FNI Overview

FNI’s Board of Directors (the “FNI Board”) has the authority to structure compensation programs and approve all compensation matters for FNI employees. In that regard, the FNI Board has implemented a compensation program for Mr. Blanchette which has the same components as the program put in place for the executive team at the Corporation. As such, the following compensation discussion applies equally to FNI except as specifically noted otherwise and references to the CSC should be read to include the FNI Board as it relates to Mr. Blanchette’s compensation. Prior to implementing any compensation awards, the FNI Board informs the Corporation’s Board of its decisions and seeks approval, as necessary, for compensation decisions involving share-based compensation as the 2018 Share Compensation Plan is administered by the CSC.

Elements of Compensation

The Corporation and FNI currently provide a compensation program for officers as illustrated below. The components of the compensation program are base salary and incentive compensation comprised of an annual cash bonus and medium-term and long-term, at-risk, share-based compensation which is further comprised of TSUs and PSUs. Previously, the Corporation awarded stock options as part of the annual compensation program but discontinued the practice in 2020 and replaced the grant with additional PSUs in order to increase the proportion of overall compensation that would be tied to performance-vesting criteria and the long-term performance of the Corporation. PSUs are subject to performance vesting criteria, which determine a Performance Factor (as defined below) discussed in more detail in this Circular. PSUs constitute the largest component of incentive compensation awards for NEOs and the value ultimately realized by NEOs from the vesting of PSUs is impacted by both share price performance and the Performance Factor such that the vesting of PSUs has the greatest impact on actual compensation realized by the NEOs. These elements of compensation remain unchanged following the Mercer review as it was determined that they provide an appropriate balance of the different components of short-term, medium-term and long-term compensation. There was no pension plan in 2025 and prior years, but the Corporation implemented in 2025 a group registered retirement savings plan (the “Canadian Group RRSP”) for Canadian employees in which the Corporation will contribute (including via matching an employee’s contribution to his/her registered retirement savings plan) up to a maximum of C$10,000 per year, effective with the 2025 compensation year. FNI has a group registered

40 Franco-Nevada Corporation	TSX / NYSE: FNV

retirement savings plan in place (the “FNI Group RRSP”) for Barbados employees which is similarly capped at C$10,000 per year. Please see “Pension, Perquisites and Personal Benefits” on page 54 for more details.

The following charts set out the overall breakdown of total compensation for 2025 between base salary and incentive compensation (assuming incentive compensation is awarded at target). The Corporation places a greater emphasis on medium-term and long-term, at-risk, share-based compensation with such compensation comprising 60% of targeted total compensation for the President & CEO, 59% of targeted total compensation for the Chief Financial Officer, the Chief Legal Officer and the Chief Investment Officer. In the case of Mr. Blanchette, the FNI Board has targeted 25% of his targeted total compensation to be comprised of medium-term and long-term, at-risk, share-based compensation.

For the 2026 compensation year, the FNI Board determined to modify the targeted awards of Mr. Blanchette for each of his TSUs and PSUs to 33% of his base salary (or 31% of his targeted total compensation).

2025 Total Direct Compensation

Each element of compensation is discussed in more detail below.

Base Salary

Base salary is a fixed element of compensation for each officer which is set by the CSC annually. Base salary is intended to fit into the Corporation’s overall compensation objectives by serving to attract and retain talented officers. The CSC principally considers the following factors in setting base salaries, including any increases to base salaries:

The level of responsibility related to each officer’s position;
The base salaries paid to equivalent officers at industry peers generally;
The experience of the officer;
The officer’s overall performance versus established goals and objectives; and

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The retention risk for each officer

Incentive Compensation

Incentive compensation is a variable element of compensation comprising annual cash bonuses, medium-term and long-term, at-risk, share-based compensation. The process of how incentive compensation awards are determined is further described under “How Incentive Compensation Awards are Determined”.

Incentive Compensation Principles

The CSC has adopted the following principles with respect to the award of incentive compensation to Named Executive Officers:

Targets for each element of incentive compensation are set annually as a percentage of base salary;
Awards of incentive compensation are not guaranteed and Named Executive Officers may receive no incentive compensation in any given year;
Awards of each element of incentive compensation are capped at 200% of base salary to mitigate excessive risk taking and to limit potential windfalls;
Targets may be different for Named Executive Officers based on role and experience;
Majority of incentive compensation is share-based; and

Majority of share-based incentive compensation is long-term, performance-based with the exception of Mr. Blanchette for 2025 where the FNI Board determined that awards of TSUs and PSUs would be equally weighted.

Elements of Incentive Compensation

Each element of incentive compensation and the associated NEO targeted awards is summarized below.

Award		Target as a Percentage of Base Salary	Form of Award	Vesting Criteria	Timeframe	Overall Percentage of Incentive Compensation (Assuming Awards at Target)	Other Factors
✓	Cash Bonus	100% for CEO 50% for other NEOs	Cash	None. Payable upon award	Short-term (1 year)	25% for CEO 19% for CFO, CLO and CIO 50% for President, FNI
✓	TSUs	100% for CEO 100% for CFO, CLO and CIO 25% for President, FNI	Share-based compensation	Vesting occurs over three years in equal thirds commencing on the first anniversary of grant	Medium-term (1, 2 and 3 years)	25% for CEO 38% for CFO, CLO and CIO 25% for President, FNI

Share-based compensation awards are structured to directly align the interests of executive officers with shareholders and encourage retention as compensation is tied to the Corporation’s annual and long-term performance

✓	PSUs	200% for CEO 110% for CFO, CLO and CIO 25% for President, FNI	Share-based compensation

Vesting occurs only at the end of three years with actual vesting ranging from 0% to 200% of the original grant based on (i) Relative TSR over a three-year period and (ii) the Strategic Review of long-term performance. Please see “PSU Vesting” on page 44 of this Circular

					Long-term (at the end of 3 years)	50% for CEO (67% of all share-based compensation) 42% for CFO, CLO and CIO (52% of all share-based compensation) 25% for President, FNI (50% of all share-based compensation)

42 Franco-Nevada Corporation	TSX / NYSE: FNV

How Incentive Compensation Awards are Determined

Incentive compensation awards (cash bonus, TSUs and PSUs as described below) are determined through an evaluation of both corporate and each NEO’s personal performance which informs the exercise of discretionary judgement by the CSC. For 2025, corporate performance was allocated a 60% overall weighting and individual NEO performance was given a 40% overall weighting, while retaining the existing cap on awards of each element of incentive compensation at 2 times base salary.

Please refer to “2025 Review – Corporate Performance” from pages 46 to 48 for more detailed information on the 2025 corporate performance review and “2025 Review – Individual Performance and Incentive Compensation Awards” from pages 49 to 53 for more detailed information on the 2025 individual performance reviews.

Relevant information for each component of incentive compensation is summarized below.

Annual Incentive

Cash bonuses constitute the sole short-term incentive compensation payable to NEOs. They are paid in the same year they are awarded. In the event that the corporate performance score and/or individual NEO performance are significantly above or below targeted scores, it has been the practice of the CSC to adjust cash bonuses to appropriately reflect such exceptional performance or underperformance, respectively.

Medium-Term Incentive

TSUs constitute medium-term incentive compensation payable to NEOs. TSUs vest over a three-year period in equal thirds commencing on the first anniversary of the grant date. Provided the combined corporate performance and individual NEO performance score is within an acceptable range as determined by the CSC, it has been the practice of the CSC to award TSUs at targeted levels. While the CSC has the discretion to award TSUs above or below targeted levels, the Committee is of the view that, as the TSUs vest over a three-year period, the value ultimately realized by NEOs will appropriately take into account the performance of the NEOs over the same period. As such, the CSC has determined that adjustments to the award of TSUs above or below targeted levels should only be made for exceptional circumstances.

Long-Term Incentive

PSUs constitute long-term incentive compensation payable to NEOs and are the largest component of incentive compensation. PSUs vest at the end of a three-year vesting period subject to the satisfaction of performance vesting criteria described below under “PSU Vesting” and vesting can range between 0% to 200% of the original award. Similar to TSUs, provided the combined corporate performance and individual NEO performance score is within an acceptable range as determined by the CSC, it has been the practice of the CSC to award PSUs at targeted levels. The CSC is of the view that awards of PSUs at targeted levels is appropriate (absent extraordinary circumstances). The ultimate value realized by NEOs is impacted (positively and negatively) by both share price performance and the performance vesting criteria discussed below.

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PSU Vesting

PSUs have been a component of compensation since 2009 and the performance-vesting criteria has evolved over time. In 2021, an approach was adopted whereby the actual number of PSUs that vest after a three-year period are potentially adjusted downwards or upwards based on the application of a performance factor (the “Performance Factor”), which was based on relative performance compared to the Historical Performance Index previously used by the CSC (please see “Performance Index” on page 60 of the Corporation’s management information circular dated March 14, 2024 for details on the Historical Performance Index). The CSC determined that, absent extraordinary circumstances, vesting of the PSUs would be adjusted downwards or upwards within a range of 25% underperformance and 25% outperformance against such Historical Performance Index (over a three-year vesting period) with straight-line interpolation between the range.

Over the three years since the Performance Factor was adopted in 2021, the application of the Performance Factor resulted in near the maximum number of PSUs vesting in 2021 and 2022 and zero PSUs vesting in 2024. The Performance Factor and actual vesting for the period 2021 to 2024 is set out below for reference.

	PSUs Granted					PSUs Vested

		Number of	Grant				Number of
	Year	PSUs	Date		Performance	Year	PSUs	Value
Name	Granted(1)	Granted	Value		Factor	Vested(1)	Vested	Realized(2)

Paul Brink	2020	8,171	C$	1,400,000	0	2024	0	C$	0
	2019	4,833	C$	625,000	1.968	2022	9,511	C$	1,838,476
	2018	4,901	C$	463,500	1.980	2021	9,704	C$	1,650,068

Sandip Rana	2020	3,852	C$	660,000	0	2024	0	C$	0
	2019	2,320	C$	300,000	1.968	2022	4,566	C$	882,608
	2018	2,995	C$	283,250	1.980	2021	5,930	C$	1,008,337

Lloyd Hong	2020	3,531	C$	605,000	0	2024	0	C$	0
	2019	2,127	C$	275,000	1.968	2022	4,186	C$	809,154
	2018	2,723	C$	257,500	1.980	2021	5,392	C$	916,856

Eaun Gray	2020	1,780	C$	305,000	0	2024	0	C$	0
	2019	1,063	C$	137,500	1.968	2022	2,092	C$	404,384
	2018	1,242	C$	117,500	1.980	2021	2,459	C$	418,128

Notes

(1)	The vesting of PSUs granted in 2020 was deferred from 2023 to 2024 to align with the new timing for incentive award grants.
(2)	The value vested was calculated using the closing price of C$170.04 on the TSX on the vesting date of December 13, 2021 (as December 11, 2021 fell on a Sunday) for 2021 and the closing price of C$193.30 on the TSX on the vesting date of December 12, 2022 (as December 11, 2022 fell on a Sunday) for 2022.
(3)	Historical PSU data is not provided for Mr. Blanchette as he was not a NEO during this period.

New Comparator Group and Strategic Review

While the CESGC had conducted back-testing of the methodology adopted in 2021 and determined that the range of 25% outperformance/underperformance was appropriate based on historical results, the large variation in results that were realized for 2021, 2022 and 2024 indicated to the CESGC that a further review of the vesting conditions was warranted. In particular, the CESGC determined that vesting should not be based solely on a formulaic approach as PSUs constitute the largest component of incentive compensation for NEOs and the value ultimately realized by NEOs from the vesting of PSUs is doubly impacted (both positively and negatively) by share price performance and the Performance Factor. As such, the CESGC determined that additional discretionary judgement was necessary to ensure more appropriate outcomes and, as a result, determined to include a review of execution of long-term strategic initiatives and management’s performance in growing the Corporation and delivering long-term growth to shareholders.

Taking into account the above determination by the CESGC, the CESGC determined to implement the following changes for PSU vesting conditions, commencing with the vesting of PSUs granted in 2021 which vested in March 2025 at a 0.625 Performance Factor and which are reflected in the “Incentive Plan Awards – Value Vested or Earned During the Year” table on page 60 of this Circular. The CSC believes that these changes will continue to result in more appropriate outcomes for the vesting of PSUs:

Relative TSR over a three-year period will be compared against the New Comparator Group (please see page 47 of this Circular for further detail on the “New Comparator Group”) and the use of the Historical Performance Index will be discontinued. The CSC believes percentile performance relative to the New Comparator Group is a better comparator for evaluating performance than the Historical Performance Index and is more in-line with market practice. Relative TSR will be given a 70% weighting in the determination of the applicable Performance Factor

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		Relative TSR vs Peer Group	Relative TSR Score
✓	Max	100th percentile	200%
		75th percentile	150%
✓	Target	50th percentile	100%
		25th percentile	50%
		0 percentile	0%

An overall assessment will be conducted via the Strategic Review focused on factors that drive the overall growth of the Corporation, including but not limited to, accretive asset additions, growth in assets, asset performance, the execution of strategic initiatives to grow the Corporation over the long term and management’s effectiveness in delivering long-term growth/value to shareholders. This Strategic Review will be given a 30% weighting in the determination of the applicable Performance Factor

		Strategic Review Score
✓	Max	200%
✓	Target	100%
		0%

Based on

The range of upwards or downwards adjustments for the PSUs on vesting would be based on the combined Relative TSR and Strategic Review results with straight-line interpolation between the levels with a maximum vesting of 2 times the original award. Any upward or downward adjustments to the PSUs will continue to be deducted from the share reserve of the 2018 Share Compensation Plan such that the actual number of PSUs that are vested will be deducted and not just the original grant

For the three-year period from December 31, 2022 to December 31, 2025, the Corporation’s Relative TSR percentile ranking against the New Comparator Group was the 30th percentile (70% weighting). The CSC also determined that the Strategic Review resulted in a score of 130% (30% weighting) resulting in an overall Performance Factor of 81% for the NEOs. As such, 81% of the PSUs granted to the NEOs in 2022 will vest in late March 2026. This will be reflected in the Value Vested or Earned Table in the Corporation’s management information circular for the 2027 annual meeting.

TSX / NYSE: FNV	Franco-Nevada Corporation 45

2025 Review – Corporate Performance

With respect to corporate performance, the CSC and Board have set five corporate goals (the “Corporate Goals”), each with their own specific weighting based on their importance to the Corporation’s continued success – Growth and Strategy (45%), Performance (25%), ESG (10%), Manage Risk (10%) and Culture (10%). Each Corporate Goal has specific criteria/metrics against which management’s performance will be evaluated. The Corporate Goals have been chosen to encourage good decision-making over the business cycle as opposed to focusing on results in any one year.

When conducting the annual compensation performance review, the CSC will determine whether performance against each Corporate Goal has outperformed, performed in line with expectations or underperformed. An overall determination is then made based on the respective weightings.

The overall corporate performance determination will then be considered with each NEO’s individual performance to determine appropriate incentive compensation awards.

Set out below are summaries of each Corporate Goal, the associated evaluation criteria and the CSC’s conclusions on achievement of each Corporate Goal for 2025.

Growth and Strategy

Successful execution on the Corporation’s strategy and growing the Corporation’s business on a per share basis is critical to the Corporation’s success
Evaluation Criteria
NAV Growth per Share over a three-year period

The NAV of the Corporation’s assets is increased through the addition of new investments to the Corporation’s portfolio and organic growth of existing investments and is decreased by the Corporation’s liabilities and also takes into account depletion and impairment of assets

The NAV Growth per Share metric will be measured over a three-year period in order to maintain a focus on long-term growth and to mitigate excessive risk-taking for short-term growth

2025 Performance – Significant Outperform – The NAV Growth per Share over the 2022-2025 period significantly exceeded the internal benchmark set by the CSC and 2025 was a record year for new investments

Strategic Initiatives
Execution of strategic initiatives for the year and development of future strategic initiatives

Other relevant factors including accretive asset additions, growth in assets and asset performance, all being indicators of management’s effectiveness in creating long-term growth/value for shareholders

2025 Performance – Slight Outperform – Strategic initiatives implemented by management have been successful
CSC Overall Conclusion (45% Weighting)	Significant Outperform

Performance

The Corporation has an absolute focus on the generation/preservation of shareholder value
Evaluation Criteria
Relative TSR (assuming reinvestment of dividends) on a one-year basis compared to the New Comparator Group (as described below)
The Relative TSR metric indicates how management has performed against a relevant peer group of gold companies and relevant commodity prices based on percentile positioning
Relative TSR at the median of the Peer Group Performance will be considered to be on-target performance
2025 Performance – Underperform – The Corporation’s One-Year Relative TSR ranked in the 25th percentile against the Peer Group
Absolute TSR (assuming reinvestment of dividends) on a one-year basis
Absolute TSR represents the actual return realized by the Corporation’s shareholders and should be taken into account even if there is relative outperformance or underperformance
2025 Performance – Significant Outperform – The Corporation’s absolute total shareholder return was 74%
CSC Overall Conclusion (25% Weighting)	Slight Outperform

46 Franco-Nevada Corporation	TSX / NYSE: FNV

New Comparator Group

As part of the review of compensation practices for 2025, the CESGC determined to replace the Historical Performance Index with the New Comparator Group composed of a broader sample of relevant peers and a limited group of commodity prices. The key factors behind the decision were:

The inclusion of only three peers in the Historical Performance Index was determined to potentially provide inconsistent outcomes of the Historical Performance Index as a whole and, as such, a broader peer group would be more appropriate;

It was determined that comparison on a percentile positioning basis against a larger comparable group would provide more consistent outcomes than absolute comparison to a weighted Historical Performance Index; and

As the Corporation’s revenues are derived from certain commodities which are not represented in the broader peer group, it would be appropriate to include such commodity prices

As a result, the CESGC adopted a New Comparator Group comprised of the following constituents in 2024:

Agnico Eagle Mines Limited	Pan American Silver Corp.
Alamos Gold Inc.	Royal Gold Inc.
B2Gold Corp.	Sandstorm Gold Ltd.(1)
Barrick Gold Corporation	Triple Flag Precious Metals Corp.
Eldorado Gold Corporation	Wheaton Precious Metals Corp.
Hecla Mining Company	Platinum/Palladium prices
Kinross Gold Corporation	Iron Ore price (62% CFR China)
Lundin Gold Inc.	WCS oil price
Newmont Corporation	WTI oil price
OR Royalties Ltd.	Henry Hub natural gas price

Note

(1)	Royal Gold Inc. acquired Sandstorm Gold Ltd. during 2025. The CSC will determine a replacement company to add to the New Comparator Group for 2026 which will be disclosed in next year’s circular.

ESG

The management of ESG issues is important to the Corporation’s long-term strategy and success. In evaluating management’s performance, it is important to use both backward and forward-looking evaluation criteria

Evaluation Criteria
ESG Due Diligence
Appropriate ESG due diligence conducted in connection with new investments and material ESG issues that occur subsequent to investment are not reasonably foreseeable through due diligence
2025 Performance – Performance in-line with expectations
ESG Rankings and Other Considerations
ESG rankings inform the CSC’s evaluation of management’s performance on ESG issues
Progress made against 2030 corporate emissions reduction target
2025 Performance – Significant Outperform – The Corporation’s ESG rankings meaningfully improved during 2025
CSC Overall Conclusion (10% Weighting)	Slight Outperform

TSX / NYSE: FNV	Franco-Nevada Corporation 47

Manage Risk

v
Robust enterprise risk management processes, including effective internal asset audits, are necessary to proactively identify and manage/mitigate key risks
Evaluation Criteria
Risk Management
Effectiveness in management of asset risk, tax risk, enterprise risk, cyber risk and financial controls

2025 Performance – Significant Outperform – The Corporation’s ongoing dispute with the Canada Revenue Agency was settled during 2025 providing greater investment certainty for the Corporation’s global growth ambitions

CSC Overall Conclusion (10% Weighting)	Significant Outperform

Culture

Maintenance of the Corporation’s culture of integrity, alignment with shareholders as owners and an entrepreneurial spirit is a key factor in the Corporation’s continued success
Evaluation Criteria
Creativity and Entrepreneurism
Execution of creative business solutions and innovative structures to further grow the Corporation’s portfolio of assets
2025 Performance – Performance in line with expectations
Shareholder Alignment
NEO share ownership measured against the Corporation’s equity ownership requirements
2025 Performance – Performance in line with expectations
CSC Overall Conclusion (10% Weighting)	Performance in line with expectations

Summary of 2025 Corporate Performance

The conclusions of the CSC on the Corporate Goals are summarized in the table below. Ultimately, the CSC determined that the Corporate Goals performance was “Significant Outperform”.

Corporate Goal		Weighting	CSC Conclusion
✓	Growth and Strategy	45%	Significant Outperform
✓	Performance	25%	Slight Outperform
✓	ESG	10%	Slight Outperform
✓	Manage Risk	10%	Significant Outperform
✓	Culture	10%	In line with expectations
Overall conclusion		100%	Significant Outperform

The CSC then reviewed the personal performance of each NEO as described in the following section.

48 Franco-Nevada Corporation	TSX / NYSE: FNV

2025 Review – Individual Performance and Incentive Compensation Awards

With respect to individual performance, the President & CEO sets personal objectives for the CEO, CFO, CLO and CIO which are specific to the year and their personal development, and which are approved by the CSC. The FNI Board sets personal objectives for Mr. Blanchette which take into account feedback provided by the President & CEO.

When conducting the annual compensation performance review, the CSC will determine whether each NEO’s performance against his specific personal objectives exceeded target, achieved target or underperformed.

The following section outlines the conclusions of the CSC of each NEO’s 2025 performance and their determinations of awards of cash bonuses, TSUs and PSUs.

Paul Brink

Paul Brink is President & Chief Executive Officer of Franco-Nevada. Mr. Brink is responsible for, among other things: (i) providing leadership and direction to the Franco-Nevada management team; (ii) fostering a corporate culture that promotes ethical practices and encourages individual integrity; (iii) developing and recommending to the Board a long-term strategy and vision; and (iv) having overall responsibility for the achievement of Franco-Nevada’s financial and operating goals and objectives. For a brief biographical description for Mr. Brink, please see “Director Information – Nominee Information” above.

President & CEO	Securities Held
Age: 58			At-risk value of
common shares and RSUs(1)
Aggregate of: (i) C$80,079,002
(252,655 common shares);
			(ii) C$9,215,004		At-risk value of
	Common		(29,074 PSUs); and		common shares,
	shares	RSUs	(iii) C$3,025,288	Options	RSUs and options(2)
	252,655	38,619	(9,545 TSUs)	135,612	C$122,758,287

CSC Conclusions

The CSC determined that Mr. Brink’s performance for 2025 exceeded the target performance set for him. Mr. Brink provided outstanding leadership and drove implementation of strategy over all aspects of the business enabling the business development, finance, legal and investor relations functions to accomplish significant goals during the year. The CSC determined to award Mr. Brink an above-target cash bonus of C$1,767,500. TSUs and PSUs were awarded at target. For 2026, Mr. Brink’s base salary was adjusted by 3.5% to C$1,009,125.

Incentive Compensation Awarded	Target Value		Value Awarded
Cash Bonus	C$	975,000	C$	1,767,500
TSUs Granted (to be granted in 2026)	C$	975,000	C$	975,000
PSUs Granted (to be granted in 2026)	C$	1,950,000	C$	1,950,000
Total	C$	3,900,000	C$	4,692,500

The adjacent graph sets out Mr. Brink’s: (i) targeted compensation for the past five years, (ii) the actual compensation awarded (based on the amounts reported in the Summary Compensation Tables in the Corporation’s management information circulars for the relevant years), (iii) the compensation realized based on the market value of vested TSUs and PSUs as at the date of vesting, and (iv) the amounts which may be realized in the future in respect of each relevant year (based on the market value of  unvested TSUs and PSUs (based on original grant numbers) as at December 31, 2025).

TSX / NYSE: FNV	Franco-Nevada Corporation 49

Sandip Rana

Sandip Rana, Chief Financial Officer, joined Franco-Nevada in April 2010. He previously served in treasurer and controller roles at Franco-Nevada until 2002 and then acted as an international controller for Newmont. From 2003 to April 2010, Mr. Rana held financial roles at Four Seasons Hotels Limited where he last served as Vice-President Corporate Finance. Mr. Rana holds a Bachelor of Business Administration degree from the Schulich School of Business and is a Chartered Professional Accountant, CA. In February 2019, Mr. Rana was recognized as a Top Gun CFO by Brendan Wood International.

Chief Financial Officer	Securities Held
Age: 53			At-risk value of
common shares and RSUs(1)
Aggregate of: (i) C$18,530,165
(58,464 common shares);
			(ii) C$3,676,937		At-risk value of
	Common		(11,601 PSUs); and		common shares,
	shares	RSUs	(iii) C$1,984,424	Options	RSUs and options(2)
	58,464	17,862	(6,261 TSUs)	76,531	C$41,667,323

CSC Conclusions

The CSC determined that Mr. Rana’s performance for 2025 exceeded the target performance set for him due to the successful settlement of the CRA dispute and progression of other financial reporting initiatives and mentorship of his team. The CSC determined to award Mr. Rana an above-target cash bonus of C$1,000,840. TSUs and PSUs were awarded at target. For 2026, Mr. Rana’s base salary was adjusted by 3.5% to C$718,000.

Incentive Compensation Awarded	Target Value		Value Awarded
Cash Bonus	C$	347,000	C$	1,000,840
TSUs Granted (to be granted in 2026)	C$	693,600	C$	693,600
PSUs Granted (to be granted in 2026)	C$	762,960	C$	762,960
Total	C$	1,803,560	C$	2,457,400

50 Franco-Nevada Corporation	TSX / NYSE: FNV

Lloyd Hong

Lloyd Hong, Chief Legal Officer & Corporate Secretary, joined Franco-Nevada in December 2012. He previously was the Senior Vice‐President, Legal Counsel and Assistant Secretary of Uranium One Inc. Prior to that, he was a partner with the Canadian law firm of Davis LLP (now DLA Piper (Canada) LLP) with a practice focused on corporate finance and mergers and acquisitions. Mr. Hong holds a Bachelor of Commerce degree from the University of Alberta and a Bachelor of Laws degree from Queen’s University. Mr. Hong is a member of The Law Society of Ontario and The Law Society of British Columbia (non-practising).

Chief Legal Officer &	Securities Held
Corporate Secretary			At-risk value of
Age: 53			common shares and RSUs(1)
Aggregate of: (i) C$5,261,370
(16,600 common shares);
			(ii) C$3,347,309		At-risk value of
	Common		(10,561 PSUs); and		common shares,
	shares	RSUs	(iii) C$1,806,932	Options	RSUs and options(2)
	16,600	16,262	(5,701 TSUs)	27,915	C$16,237,761

CSC Conclusions

The CSC determined that Mr. Hong’s performance for 2025 exceeded the target performance set for him due to his continued role leading the international arbitration claim in respect of Cobre Panamá, execution on legal negotiations for new investments and mentorship of his team. The CSC determined to award Mr. Hong an above-target cash bonus of C$811,060. TSUs and PSUs were awarded at target. For 2026, Mr. Hong’s base salary was adjusted by 3.5% to C$655,000.

Incentive Compensation Awarded	Target Value		Value Awarded
Cash Bonus	C$	316,000	C$	811,060
TSUs Granted (to be granted in 2026)	C$	632,400	C$	632,400
PSUs Granted (to be granted in 2026)	C$	695,640	C$	695,640
Total	C$	1,644,040	C$	2,139,100

TSX / NYSE: FNV	Franco-Nevada Corporation 51

Eaun Gray

Eaun Gray, Chief Investment Officer, heads Franco-Nevada’s business development group. Mr. Gray was previously a Vice President at Rothschild & Co where he advised on mergers and acquisitions and debt and stream transactions. Prior to that, Mr. Gray worked for CIBC in investment and corporate banking. Mr. Gray completed a Master of Business Administration degree at the Tuck School at Dartmouth College (Edward Tuck Scholar), is a CFA Charterholder and received a Bachelor of Commerce from Queen’s University (First Class Honours).

Chief Investment Officer	Securities Held
Age: 43			At-risk value of
common shares and RSUs(1)
Aggregate of: (i) C$2,894,704
(9,133 common shares);
			(ii) C$2,275,384		At-risk value of
	Common		(7,179 PSUs); and		common shares,
	shares	RSUs	(iii) C$1,030,088	Options	RSUs and options(2)
	9,133	10,429	(3,250 TSUs)	28,401	C$12,240,923

CSC Conclusions

The CSC determined that Mr. Gray’s performance for 2025 exceeded the target performance set for him. Mr. Gray led investment strategy and deal origination with over US$1.8 billion in completed transactions. Mr. Gray also expanded the Business Development team to add greater capacity and expertise for future growth. The CSC determined to award Mr. Gray an above-target cash bonus of C$1,001,250. TSUs and PSUs were awarded at target. For 2026, Mr. Gray’s base salary was adjusted by 11.9% to C$655,000 to bring Mr. Gray’s base salary in-line with other C-suite executives.

Incentive Compensation Awarded	Target Value		Value Awarded
Cash Bonus	C$	292,500	C$	1,001,250
TSUs Granted (to be granted in 2026)	C$	585,000	C$	585,000
PSUs Granted (to be granted in 2026)	C$	643,500	C$	643,500
Total	C$	1,521,000	C$	2,229,750

52 Franco-Nevada Corporation	TSX / NYSE: FNV

John Blanchette

John Blanchette, President, Franco-Nevada International Corporation, joined Franco-Nevada International Corporation in September 2018. Mr. Blanchette was previously a director at RBC Capital Markets in the Global Mining & Metals Investment Banking group where he advised on mergers and acquisitions and debt and equity transactions. Mr. Blanchette completed a Master of Business Administration degree at the DeGroote School of Business and received a Bachelor of Arts in Administrative and Commercial Studies from the University of Western Ontario.

President, Franco-Nevada	Securities Held
International Corporation			At-risk value of
Age: 48			common shares and RSUs(1)
Aggregate of: (i) C$899,504
(2,838 common shares);
			(ii) C$378,438		At-risk value of
	Common		(1,194 PSUs); and		common shares,
	shares	RSUs	(iii) C$251,341	Options	RSUs and options(2)
	2,838	1,987	(793 TSUs)	20,876	C$4,569,247

CSC Conclusions

The FNI Board determined that Mr. Blanchette’s performance for 2025 exceeded the target performance set for him due to his leadership and execution on deals completed by FNI during 2025 and overall leadership of the FNI office. The CSC determined to award Mr. Blanchette an above-target cash bonus of C$234,037. TSUs and PSUs were awarded at target. For 2026, Mr. Blanchette’s base salary was adjusted by 2% to C$328,800(3) and his target awards of TSUs and PSUs were increased to 33% each.

Incentive Compensation Awarded	Target Value(4)		Value Awarded(4)
Cash Bonus	C$	164,175	C$	234,037
TSUs Granted (to be granted in 2026)	C$	82,088	C$	82,088
PSUs Granted (to be granted in 2026)	C$	82,088	C$	82,088
Total	C$	328,350	C$	398,212

Notes

(1)	Calculated as of March 19, 2026, using the closing price of the common shares on the TSX of C$316.95 per share.
(2)	Calculated as of March 19, 2026, using the closing price of the common shares on the TSX of C$316.95 per share, less the applicable exercise price for options.
(3)	Mr. Blanchette’s base salary for 2026 has been converted from US$ to C$ at a forecast exchange rate of 1.37.
(4)	Salary and other cash compensation awarded to, earned by, paid to, or payable to the Named Executive Officers was payable in Canadian dollars with the exception of Mr. Blanchette where salary and cash compensation was paid or is payable in U.S. dollars and converted to C$ at the annual exchange rate of 1.3978 for the year ended December 31, 2025.

TSX / NYSE: FNV	Franco-Nevada Corporation 53

Other

Adjustment of Incentive Awards Timing

During 2023, the CESGC reviewed the timing of the award of incentive compensation. The Corporation’s practice had been to award incentive compensation in December of the year to which such compensation related (i.e. incentive compensation awards for the 2022 fiscal year were awarded in December 2022). As a matter of best practices and in order to further align the NEOs with shareholder interests, the CESGC determined to adjust the timing of awards of incentive compensation to March of the year following the compensation year. This would allow the CESGC (now CSC) to have the benefit of full-year financial results and the full calendar year share performance when making compensation decisions. This adjustment in timing was effective with the 2023 compensation year. As a result, starting with the 2023 compensation year, awards granted in March of the year following the compensation year are reported in the Summary Compensation table for such compensation year as they relate to such compensation year (e.g. awards granted in March 2026 will be reported in this year’s summary compensation table as they relate to the 2025 compensation year).

As well, the NEOs agreed to defer the vesting of all outstanding RSU awards from December to March of each applicable year to align with the new compensation practice. The updated vesting schedule will ensure that vesting of RSUs will be based on the Corporation’s share price after full-year financial results of the Corporation for the prior year have been released.

Pension, Perquisites and Personal Benefits

The Corporation had no pension plan during 2025 and prior years. In 2025, the Corporation implemented the Canadian Group RRSP for Canadian employees under which the Corporation will contribute up to 5% of an employee’s base salary and provide 50% matching to an employee’s contributions for a total contribution of up to 9% of base salary but subject to an overall contribution cap by the Corporation of C$10,000 per year. The FNI Group RRSP for Barbados employees is similarly capped at C$10,000 per year.

The Corporation provides health and insurance benefits, as well as a wellness allowance and parking or public transit reimbursement to all its employees including its Named Executive Officers. No additional benefits are provided to the Named Executive Officers. Given the relatively nominal nature of these perquisites and benefits, they do not affect decisions about other elements of compensation.

Termination and Change of Control Benefits

Messrs. Brink, Rana, Hong and Gray have termination and double-trigger change of control provisions in their respective employment agreements. Mr. Blanchette’s employment agreement does not have termination or change of control provisions. See “Discussion of Summary Compensation Table – Employment Agreements”, “Termination Benefits” and “Change of Control Benefits” in this section below. The CSC took into account market standards for termination and change of control benefits when determining the events that trigger payment under these arrangements.

Other Compensation-Related Matters

Financial Instruments: The Corporation’s Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities requires pre-approval for trades by insiders. The policy also strictly prohibits the entering into of any “equity monetization” transactions or purchases of financial instruments that are designed to hedge or offset a decrease in market value of equity securities.

54 Franco-Nevada Corporation	TSX / NYSE: FNV

Anticipated Changes to Compensation Policies and Practices

The Corporation does not intend to make any significant changes to its compensation policies and practices for fiscal 2026 other than as disclosed in this Circular.

Performance Graph

The graph below compares the cumulative total return over the five years ended December 31, 2025 of the common shares of the Corporation with the cumulative total return of the S&P/TSX Global Gold Index and the S&P/TSX Composite Index assuming a C$100 investment was made on December 31, 2020 and that all dividends had been reinvested.

Over the five-year period ended December 31, 2025, an investment in the Corporation has resulted in a compound annual return on the investment of 13.4% (assuming reinvestment of dividends). Over the same five-year period, the trend of executive compensation has been relatively stable. Total Named Executive Officer compensation is set out in the chart above illustrating the total amount of compensation awarded to the Named Executive Officers as reported in the Summary Compensation Table of the Corporation’s management information circular for each relevant year.

TSX / NYSE: FNV	Franco-Nevada Corporation 55

Summary Compensation Table

The following table (presented in accordance with Form 51-102F6) sets forth all direct and indirect compensation for, or in connection with, services provided to the Corporation and its subsidiaries for the financial years ended December 31, 2025, 2024 and 2023 in respect of the Named Executive Officers. The table is presented in C$ as the Corporation pays its Named Executive Officers in Canadian dollars.

Summary Compensation Table (in C$)

					Non-equity Incentive
					Plan Compensation

					Annual	Long-term
Name and			Share-based	Option-based	incentive	incentive	All other	Total
principal position	Year	Salary(1)	awards(2)	awards	plans(3)	plans	compensation(4)	compensation

Paul Brink	2025	$975,000	$2,925,000	$—	$1,767,500	$—	$32,232	$5,699,732
President & Chief	2024	$930,000	$2,790,000	$—	$1,256,000	$—	$17,612	$4,993,612
Executive Officer	2023	$900,000	$2,700,000	$—	$675,000	$—	$16,635	$4,291,635

Sandip Rana	2025	$693,600	$1,456,560	$—	$1,000,840	$—	$27,189	$3,178,189
Chief Financial	2024	$680,000	$1,360,000	$—	$571,000	$—	$19,223	$2,630,223
Officer	2023	$660,000	$1,320,000	$—	$248,000	$—	$17,977	$2,245,977

Lloyd Hong	2025	$632,400	$1,328,040	$—	$811,060	$—	$38,944	$2,810,444
Chief Legal Officer &	2024	$620,000	$1,240,000	$—	$638,000	$—	$18,730	$2,516,730
Corporate Secretary	2023	$600,000	$1,200,000	$—	$255,000	$—	$20,087	$2,075,087

Eaun Gray	2025	$585,000	$1,228,500	$—	$1,001,250	$—	$33,608	$2,848,358
Chief Investment	2024	$505,000	$858,500	$—	$775,000	$—	$20,641	$2,159,141
Officer	2023	$440,000	$748,000	$—	$215,000	$—	$18,701	$1,421,701

John Blanchette	2025	$328,350	$164,175	$—	$234,037	$—	$21,385	$747,947
President, Franco-Nevada	2024	$305,700	$152,850	$—	$232,813	$—	$11,579	$702,942
International Corporation	2023	$291,903	$145,952	$—	$139,001	$—	$9,869	$586,725

Notes

(1)	Salary and other cash compensation awarded to, earned by, paid to, or payable to the Named Executive Officers was payable in Canadian dollars with the exception of Mr. Blanchette where salary and cash compensation was paid or is payable in U.S. dollars and converted to C$ at the following annual exchange rates: 1.3978 for the year ended December 31, 2025, 1.3698 for the year ended December 31, 2024 and 1.3497 for the year ended December 31, 2023.
(2)	Represents TSUs and PSUs. TSUs vest annually in equal thirds commencing on the first anniversary of the grant date. PSUs vest on the third anniversary of the grant date (subject to certain performance vesting criteria as described in “PSU Vesting” from page 44 to 45 of this Circular). The value of the share-based awards was calculated using the 5-day weighted average price on the TSX prior to the grant date (the “Grant Date Price”) and assuming pay-out of PSUs at target. The relevant grant dates and Grant Date Prices in Canadian dollars are as follows:

Grant date	Grant Date Price

To be granted in 2026	C$	TBD

March 25, 2025 (Vesting on March 25, 2026, 2027 and 2028)	C$	222.10

March 25, 2024 (Vesting on March 25, 2026 and 2027)	C$	157.18

(3)	Represents cash bonuses.
(4)	Includes contributions in 2025 of C$10,000 per NEO pursuant to the Canadian Group RRSP (in the case of Messrs. Brink, Rana, Hong and Gray) and the FNI Group RRSP (in the case of Mr. Blanchette) and all perquisites, including (i) health and insurance benefits in all cases, (ii) up to C$2,600 per year for fitness and/or other wellness expenses and (iii) parking/public transportation costs totaling as follows: Mr. Brink (C$32,232), Mr. Rana (C$27,189), Mr. Hong (C$38,944), Mr. Gray (C$33,608) and Mr. Blanchette (C$21,385). All other compensation for Mr. Hong for 2025 was C$33,519 but the amount reported for Mr. Hong for 2025 includes C$5,425 of all other compensation related to 2024 but which was paid in 2025.

Discussion of Summary Compensation Table

Additional factors necessary to understand the information disclosed in the Summary Compensation Table above include the terms of each executive officer’s employment agreement and executive officers’ equity investment requirements.

Employment Agreements

Each of Messrs. Brink, Rana, Hong and Gray has entered into an employment agreement with the Corporation which provides for a base salary, subject to an annual review by the CSC, which may recommend to the Board increases to such base salary. Each such executive officer is also entitled to receive incentive compensation as described above (see “Elements of Compensation”). Each such executive officer is also eligible to participate in the 2018 Share Compensation Plan and is required to hold an amount of securities in accordance with the Corporation’s Equity Ownership Policy for Executives. Mr. Blanchette has entered into an employment agreement with FNI which contains similar terms, except for being subject to the Corporation’s Equity Ownership Policy as noted below. Mr. Brink has additionally agreed to hold for one year following his departure from the Corporation the securities he has received from the Corporation in the then most recent three-year period under the Corporation’s equity incentive compensation plans.

56 Franco-Nevada Corporation	TSX / NYSE: FNV

For information as to the termination provisions and termination and change of control benefits provided in the above employment agreements, including changes to certain of the executive officers’ employment agreements, see “Termination and Change of Control Benefits” in this section below.

Clawback

Messrs. Brink, Rana, Hong and Gray have each agreed to a clawback of their incentive compensation if (i) the Corporation’s financial statements are required to be restated due to the fraudulent behaviour or other intentional misconduct of such executive officers or (ii) they are found to have engaged in intentional, egregious misconduct whether or not the Corporation’s financial statements are required to be restated. In each case they have agreed to reimburse the Corporation for, or forfeit, as applicable, any entitlement to any bonus or other incentive-based or equity-based compensation received by them during the 12-month period following the issuance/filing of the financial statements required to be restated or during the 12-month period prior to when the Corporation becomes aware of the misconduct, as applicable.

Mr. Blanchette is not subject to a similar clawback as the FNI Board, with the concurrence of the CSC, have determined that the application of the clawback should be limited to C-suite executives of the Corporation.

In November 2023, the Corporation also adopted a clawback policy which is compliant with new SEC requirements and which provides for the Corporation to take steps to recover compensation in certain circumstances. The clawback policy is consistent with the individual clawback agreements already entered into by Messrs. Brink, Rana, Hong and Gray. A copy of the clawback policy can be accessed with the Corporation’s most recent annual report filed on Form 40-F filed with the SEC on www.sec.gov.

Executives’ Equity Investment Requirements

With a view to aligning the interests of executive officers with those of the Corporation’s shareholders, each executive officer of the Corporation is required to hold a minimum equity investment in the Corporation equivalent in value to a multiple of such executive officer’s then current base salary as set out in the table below, depending on such executive officer’s level of responsibility. Executive Officers are considered to be C-Suite executives of the Corporation for purposes of the requirements of the Equity Ownership Policy. As such, Mr. Blanchette is not subject to the policy. The requirement is to be satisfied in the form of common shares and RSUs of the Corporation. Each executive officer has a period of three years from the date on which he commenced employment with the Corporation as an executive officer to satisfy the minimum equity investment requirement. During 2023, the minimum holding requirements for executives were increased to further align executives with shareholders. The CEO’s minimum holding requirement was increased from 3 times base salary to 5 times base salary and other executives’ minimum holding requirements were increased from 2 times base salary to 3 times base salary.

Under the Equity Ownership Policy for Executive Officers, if an executive officer has not achieved the minimum equity investment at the time of any options being exercised by the executive officer, he shall be required to continue to hold at least 50% or such lesser number of the common shares issuable upon the exercise of such options as required to achieve the minimum equity ownership requirements and if an executive officer has not achieved the minimum equity investment at the time of any RSUs vesting, the executive officer will be required to continue to hold at least 50% or such lesser number of the common shares issuable upon the RSUs vesting required to achieve the minimum equity ownership requirements.

For the purpose of determining the value of the equity investment of an executive officer at any time, the value of common shares and RSUs held by such executive officer will be based on the current market value of the common shares held and of the RSUs. The following table summarizes the equity investment in the Corporation of each executive officer as at March 19, 2026 (including ownership requirements for 2026 and onwards).

The CSC is aware of governance recommendations with respect to executive equity ownership which recommend that equity ownership requirements be based off total direct compensation (rather than base salary) and determined based on common share ownership and fully vested RSUs only. The Corporation’s executive officers have all built up meaningful common share ownership as detailed in the table below. At this stage, the CSC does not believe that more prescriptive share ownership policies are necessary given the track record of the executive officers. For information purposes, common share ownership of each executive officer as a multiple of their latest total direct compensation is also provided in the table below.

TSX / NYSE: FNV	Franco-Nevada Corporation 57

Equity Investment Summary(1)

									Value of						Common Share
			Equity Ownership		Equity Ownership		Net Changes in		Equity Investment at						Ownership at
			as at March 19, 2026		as at March 20, 2025		Equity Ownership		March 19, 2026(3)(4)						March 19, 2026

													Additional		Multiple of
	Ownership		Common		Common		Common		Common				required		total direct
Name	Requirement(2)(3)		shares	RSUs(3)	shares	RSUs(3)	shares	RSUs	shares		RSUs		investment		compensation

Paul Brink	5 times		252,655	38,619	248,080	39,413	4,575	(794)	C$	80,079,002	C$	12,240,292	C$	—	14.1 times
	base salary/
	C$	5,045,625

Sandip Rana	3 times		58,464	17,862	52,613	19,095	5,851	(1,233)	C$	18,530,165	C$	5,661,361	C$	—	5.9 times
	base salary/
	C$	2,154,000

Lloyd Hong	3 times		16,600	16,262	15,175	17,375	1,425	(1,113)	C$	5,261,370	C$	5,154,241	C$	—	1.9 times
	base salary/
	C$	1,965,000

Eaun Gray	3 times		9,133	10,429	7,860	10,026	1,273	403	C$	2,894,704	C$	3,305,472	C$	—	1 times
	base salary/
	C$	1,965,000

Notes

(1)	Due to the change in timing for the award of incentive compensation and vesting of outstanding RSUs (please see “Adjustment of Incentive Awards Timing” on page 54), the above table does not reflect the vesting of TSUs scheduled to vest on March 25, 2026 or the grant of RSUs reported in the Summary Compensation Table.
(2)	2026 base salaries have been set as follows: C$1,009,125 for Mr. Brink; C$718,000 for Mr. Rana; C$655,000 for Mr. Hong and C$655,000 for Mr. Gray.
(3)	Consists of TSUs and PSUs based on original grant numbers.
(4)	The closing price of the common shares on the TSX on March 19, 2026 was < C$316.95 > per share.

Other Information

There were no repricings during the financial year ended December 31, 2025. During the financial year ended December 31, 2025, amendments not requiring shareholder approval were made to the 2018 Share Compensation Plan to provide the option to defer redemption of time-based RSUs, applicable only for future grants. Please refer to pages 64 to 68 of this Circular for further details and a summary of the 2018 Share Compensation Plan.

The share-based awards reported in the Summary Compensation Table on page 56 are for RSUs awarded pursuant to the 2018 Share Compensation Plan. In 2020, the CESGC eliminated the grant of stock options to Named Executive Officers as part of the annual compensation program and increased the target grants for PSUs such that more than 50% of share-based compensation was subject to performance-based vesting criteria.

For 2023, the number of PSUs and TSUs was determined and granted on March 25, 2024. As such, during 2024, an aggregate of 42,404 RSUs were awarded to the 2023 Named Executive Officers, being (i) 25,677 PSUs which will vest on March 25, 2027, upon satisfaction of certain performance criteria, (ii) 16,727 TSUs which vest annually in equal thirds, with one-third having vested on March 25, 2025 and the remaining two-thirds vesting on March 25, 2026 and March 25, 2027. 19,289 PSUs were forfeited in 2024 based on the application of the Performance Factor to the PSUs granted in 2020 resulting in zero vesting.

For 2024, the number of PSUs and TSUs was determined and granted on March 25, 2025. As such, during 2025, an aggregate of 28,853 RSUs were awarded to the 2024 Named Executive Officers, being (i) 17,447 PSUs which will vest on March 25, 2028, upon the satisfaction of certain performance criteria, and (ii) 11,406 TSUs which vest annually in equal thirds on March 25, 2026, March 25, 2027 and March 25, 2028. 7,641 PSUs were forfeited in 2025 based on the application of the Performance Factor to the PSUs granted in 2021 resulting in 0.625 vesting.

For the 2025 compensation year, the dollar values of the PSUs and TSUs are reported in the Summary Compensation Table. The actual number of PSUs and TSUs will be determined and granted on March 25, 2026. Such RSUs will vest, in the case of PSUs on March 25, 2029, subject to the satisfaction of the performance vesting criteria and, in the case of the TSUs, in equal thirds commencing on the first anniversary of the award date (being March 25, 2027).

There were no awards of stock options to Named Executive Officers in 2023, 2024 and 2025 as the practice of granting stock options to management as part of the annual compensation program was discontinued starting in 2020. Stock options may be granted in connection with new hires or internal promotions. Stock options may also be granted on a periodic basis as determined appropriate by the CSC. During 2025, a total of 16,345 options were granted by the Corporation in connection with internal promotions and new employees and the total option grant rate in 2025 as a percentage of the number of

58 Franco-Nevada Corporation	TSX / NYSE: FNV

common shares outstanding as at December 31, 2025 was approximately 0.01%. The total cost of Named Executive Officer compensation in 2025 as a percentage of Adjusted EBITDA(1) was approximately 0.7%.

Note

(1)	Adjusted EBITDA is a Non-GAAP Financial Measure. Please see “Schedule “B” Non-GAAP Financial Measures” on page 73 of this Circular for a reconciliation to the most comparable GAAP financial measure.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The following table (presented in accordance with Form 51-102F6) sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

	Option-based Awards						Share-based Awards

	Number of						Number of	Market or		Market or payout
	securities				Value of		shares or units	payout value of		value of vested
	underlying	Option		Option	unexercised		of shares	share-based		share-based
	unexercised	exercise		expiration	in-the-money		that have	awards that		awards not paid
Name	options(1)	price		date	options(2)		not vested(3)	have not vested		out or distributed

Paul Brink	45,914	C$	75.45	Dec. 11, 2026	C$	9,598,781	1,541	C$	438,430	C$	—
	9,901	C$	100.10	Dec. 11, 2027	C$	1,825,843	9,247	C$	2,630,864
	39,777	C$	88.76	Aug. 20, 2028	C$	7,786,348	3,817	C$	1,085,975
	17,786	C$	94.57	Dec. 11, 2028	C$	3,378,273	11,452	C$	3,258,209
	22,234	C$	129.32	Dec. 11, 2029	C$	3,450,494	4,187	C$	1,191,243
							8,375	C$	2,382,771

Sandip Rana	45,914	C$	75.45	Dec. 11, 2026	C$	9,598,781	986	C$	280,527	C$	—
	9,076	C$	100.10	Dec. 11, 2027	C$	1,673,705	3,614	C$	1,028,219
	10,869	C$	94.57	Dec. 11, 2028	C$	2,064,458	2,519	C$	716,681
	10,672	C$	129.32	Dec. 11, 2029	C$	1,656,188	4,619	C$	1,314,152
							2,756	C$	784,110
							3,368	C$	958,230

Lloyd Hong	8,251	C$	100.10	Dec. 11, 2027	C$	1,521,567	898	C$	255,490	C$	—
	9,881	C$	94.57	Dec. 11, 2028	C$	1,876,797	3,291	C$	936,322
	9,783	C$	129.32	Dec. 11, 2029	C$	1,518,224	2,291	C$	651,812
							4,199	C$	1,194,657
							2,512	C$	714,689
							3,071	C$	873,730

Eaun Gray	19,000	C$	100.10	Dec. 11, 2027	C$	3,503,790	351	C$	99,863	C$	—
	4,509	C$	94.57	Dec. 11, 2028	C$	856,439	2,106	C$	599,178
	4,892	C$	129.32	Dec. 11, 2029	C$	759,189	1,307	C$	371,855
							2,799	C$	796,343
							1,592	C$	452,940
							2,274	C$	646,976

John Blanchette	20,876	C$	171.33	Dec. 11, 2030	C$	2,362,746	123	C$	34,995	C$	—
							368	C$	104,700
							311	C$	88,483
							467	C$	132,866
							359	C$	102,139
							359	C$	102,139

Notes

(1)	Options vest over a three-year period in equal thirds commencing on the first anniversary of the grant date and have a 10-year term. Grant dates coincide with the date 10 years prior to the option expiration date.
(2)	The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2025, which was C$284.51 per share, less the exercise price of the options.
(3)	Represents TSUs and PSUs. RSUs (ordered as TSUs followed by PSUs) are listed in chronological order by grant date of December 11, 2022, March 25, 2024 and March 25, 2025, respectively. TSUs vest annually in equal thirds and the figures listed represent the one-third (December 11, 2022 original grant), two-thirds (March 25, 2024 grant) and full grant (March 25, 2025 grant), respectively, of the original grant of RSUs that remain unvested. PSUs vest on the third anniversary of the award date and are subject to PSU vesting as described in “PSU Vesting”. The vesting date of outstanding 2022 RSUs was deferred to March 2026 to align with the new timing for incentive award grants.
(4)	The market or payout value was calculated using the closing price of the common shares on the TSX on December 31, 2025, which was C$284.51 per share.

TSX / NYSE: FNV	Franco-Nevada Corporation 59

Incentive Plan Awards – Value Vested or Earned During the Year

The following table (presented in accordance with Form 51-102F6) sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

					Non-equity incentive
	Option-based Awards		Share-based Awards		plan compensation
	value vested		value vested		value earned
Name	during the year		during the year(1)		during the year(2)

Paul Brink	C$	—	C$	2,263,270	C$	1,767,500

Sandip Rana	C$	—	C$	1,301,848	C$	1,000,840

Lloyd Hong	C$	—	C$	1,184,813	C$	811,060

Eaun Gray	C$	—	C$	594,743	C$	1,001,250

John Blanchette	C$	—	C$	173,773	C$	234,037

Notes

(1)	The vesting date of outstanding 2021 RSUs was deferred to March 2025 to align with the new timing for incentive award grants. As such, the above table reflects 62.5% vesting of the PSUs which occurred in late March 2025 and was disclosed in the Corporation’s management information circular dated March 20, 2025.
(2)	Represents annual cash bonuses for 2025.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of the exercise of options during the most recently completed financial year by each Named Executive Officer and the financial year-end value of unexercised options on an aggregated basis.

	Securities	Aggregate		Unexercised options at			Value of unexercised in-the-money
	acquired on	value		financial year-end			options at financial year-end(2)
Name	exercise	realized(1)		exercisable/unexercisable			exercisable/unexercisable

Paul Brink	14,251	C$	2,382,008	135,612	/	—	C$	26,039,739	/	C$	—

Sandip Rana	24,501	C$	4,655,757	76,531	/	—	C$	14,993,132	/	C$	—

Lloyd Hong	—	C$	—	27,915	/	—	C$	4,916,588	/	C$	—

Eaun Gray	—	C$	—	28,401	/	—	C$	5,119,419	/	C$	—

John Blanchette	4,333	C$	539,155	20,876	/	—	C$	2,362,746	/	C$	—

Notes

(1)	The aggregate value realized was calculated using the sale price of the common shares realized by each Named Executive Officer following the exercise of options by each Named Executive Officer, less the exercise price of the options.
(2)	The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2025, which was C$284.51 per share, less the exercise price of the options.

Discussion of Incentive Plan Awards

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, are set out above in “Compensation Discussion & Analysis” and below under “Other Information – 2018 Share Compensation Plan Summary”. An aggregate of 43,085 stock options held by three Named Executive Officers were exercised during the financial year ended December 31, 2025.

For 2026, incentive compensation is expected to consist of an award of a cash bonus, TSUs and PSUs which, in the aggregate, will be targeted at 400% of base salary for the President & Chief Executive Officer, 260% of base salary for the Chief Financial Officer, Chief Legal Officer and Chief Investment Officer and 116% of base salary for the President, FNI. For illustrative purposes, if corporate and individual performance for 2026 is determined to achieve the objectives set by the CSC, in 2026, cash bonuses, TSUs and PSUs are targeted to be awarded as follows:

60 Franco-Nevada Corporation	TSX / NYSE: FNV

Illustrative Incentive Compensation (in C$)

		Target 2026	Target 2026	Target 2026
Name	Base salary	cash bonus	TSUs	PSUs

Paul Brink	$1,009,125	$1,009,125	$1,009,125	$2,018,250

Sandip Rana	$718,000	$359,000	$718,000	$789,800

Lloyd Hong	$655,000	$327,500	$655,000	$720,500

Eaun Gray	$655,000	$327,500	$655,000	$720,500

John Blanchette(1)	$328,800	$164,400	$109,600	$109,600

Note

(1)	Mr. Blanchette’s base salary for 2026 has been converted from US$ to C$ at a forecast exchange rate of 1.37.

Termination and Change of Control Benefits

Each of Messrs. Brink, Rana, Hong and Gray has entered into an employment agreement with the Corporation that provides for payments at, following, or in connection with, a termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Corporation or a change in such executive officers’ responsibilities.

Termination Benefits

If any of Messrs. Brink, Rana, Hong or Gray is terminated without just cause or resigns for “good reason” as defined in the applicable employment agreement (see below), such executive officer will be entitled to a lump-sum severance payment equal to the sum of 24 months’ base salary (determined as at the time of termination or resignation, as applicable). The individual will also be entitled to continue participating in the Corporation’s benefit plans for the same 24-month period. If the Corporation is unable to continue the individual’s participation in one or more of its benefit plans, the Corporation is required to pay an amount equal to the premium cost or contributions that would have otherwise been made for the same period of time.

Under the terms of the executive officers’ employment agreements, the concept of resignation for “good reason” applies in circumstances unrelated to a “change of control” (see below). The concept of “good reason” generally includes:

Changes in an executive officer’s duties or status, including a material change to the executive officer’s reporting relationship;

A change in aggregate compensation which would include annual base salary and the executive officer’s aggregate incentive compensation or aggregate target incentive compensation that would have the effect of reducing aggregate compensation by 35% or more, including any change in performance metrics that would produce such a result;

Failure by the Corporation to continue to provide benefits at least as favourable as those initially provided or the taking of any action that would materially reduce any such benefits;
The Corporation requiring the executive officer to relocate; and
Failure by the Corporation to obtain a satisfactory agreement from a successor corporation to assume and agree to perform the employment agreement

TSX / NYSE: FNV	Franco-Nevada Corporation 61

Change of Control Benefits

The executive officers have double-trigger “change of control” provisions in their applicable employment agreements. A “change of control” is defined as: (i) the acquisition of control in law (whether by sale, transfer, merger, consolidation or otherwise) of the Corporation by a third party (that is, the acquisition of control of at least 50.1% of the issued and outstanding voting shares of the Corporation) or (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Corporation to a third party.

In the event that a “change of control” occurs and the executive officer is terminated without cause or resigns for “good reason” (as defined above) within the twelve-month period following the “change of control”, the Corporation is required to provide to the executive officer a lump-sum payment equal to a multiple of the executive officer’s base salary and bonus (see below) at the time of termination or resignation, as applicable. For this purpose, the term bonus means the sum of: (i) the cash bonus awarded for performance during the calendar year preceding the “change of control” and (ii) the grant date dollar value of all share-based compensation awarded for performance during the calendar year preceding the “change of control”. The Corporation is also required to continue the executive officer’s benefits coverage for a specified period (see below). If the Corporation is unable to continue the executive officer’s participation in one or more of its benefit plans, the Corporation is required to pay an amount equal to the premium cost or contributions that would have otherwise been made for the same period of time.

Under the terms of the 2018 Share Compensation Plan, all unvested RSUs and all options (whether or not currently exercisable) will vest or become exercisable, as applicable, at such time as determined by the CSC in its sole discretion such that the executive officers will be able to participate in a change of control transaction, including by surrendering such RSUs or options, for consideration in the form of cash and/or securities, to be determined by the CSC in its sole discretion.

For illustrative purposes, in accordance with Form 51-102F6, the following table sets out in Canadian dollars the amounts payable:

a.	if an executive officer had been terminated without just cause or had resigned for “good reason” on December 31, 2025,
b.	if an executive officer had been terminated without just cause or had resigned for “good reason” on December 31, 2025 following a “change of control” (based on the applicable multiple and the actual base salary and bonus received for 2025, the specified period for benefits and the actual benefits received for 2025, the value of options vested as of such date (assuming accelerated vesting of all options as a result of the change of control) and the value of RSUs vested as of such date (assuming accelerated vesting of all RSUs (both time-based and performance-based) as a result of the change of control)), and
c.	if an executive officer had neither been terminated without just cause nor had resigned for “good reason” on December 31, 2025 following a “change of control” (based on the value of options and RSUs vested as of such date assuming accelerated vesting of all options and RSUs as a result of the change of control).

62 Franco-Nevada Corporation	TSX / NYSE: FNV

	Involuntary			Change of control			Change of control
	termination			and involuntary			without involuntary
	without cause or			termination without			termination but assuming
	resignation for			cause or resignation			accelerated vesting of
	“good reason”			for “good reason”			stock options and RSUs
Name	(a)			(b)			(c)

Paul Brink
Severance	C$	1,950,000	(1)	C$	11,335,000	(3)	C$	—
Option-based awards value vested	C$	—		C$	—	(4)(7)	C$	—	(4)(7)
Share-based awards value vested	C$	—		C$	10,987,492	(5)(7)	C$	10,987,492	(5)(7)
Benefits	C$	64,464	(2)	C$	64,464	(3)(6)	C$	—

Sandip Rana
Severance	C$	1,387,200	(1)	C$	4,726,500	(3)	C$	—
Option-based awards value vested	C$	—		C$	—	(4)(7)	C$	—	(4)(7)
Share-based awards value vested	C$	—		C$	5,081,918	(5)(7)	C$	5,081,918	(5)(7)
Benefits	C$	54,378	(2)	C$	40,784	(3)(6)	C$	—

Lloyd Hong
Severance	C$	1,264,800	(1)	C$	4,157,250	(3)	C$	—
Option-based awards value vested	C$	—		C$	—	(4)(7)	C$	—	(4)(7)
Share-based awards value vested	C$	—		C$	4,626,702	(5)(7)	C$	4,626,702	(5)(7)
Benefits	C$	77,888	(2)	C$	58,416	(3)(6)	C$	—

Eaun Gray
Severance	C$	1,170,000	(1)	C$	4,222,125	(3)	C$	—
Option-based awards value vested	C$	—		C$	—	(4)(7)	C$	—	(4)(7)
Share-based awards value vested	C$	—		C$	2,967,155	(5)(7)	C$	2,967,155	(5)(7)
Benefits	C$	67,216	(2)	C$	50,412	(3)(6)	C$	—

John Blanchette(8)
Severance	C$	N/A		C$	N/A		C$	N/A
Option-based awards value vested	C$	N/A		C$	N/A		C$	N/A
Share-based awards value vested	C$	N/A		C$	565,321	(5)(7)	C$	565,321	(5)(7)
Benefits	C$	N/A		C$	N/A		C$	N/A

Notes

(1)	Equal to 24 months’ base salary for each NEO as disclosed in the Summary Compensation Table.
(2)	The actual amounts of perquisites for all NEOs have been disclosed in the Summary Compensation Table and it has been assumed that payment of these amounts would continue for 24 months.
(3)	The multiple and corresponding compensation period used for calculating the applicable lump-sum payments upon a “change of control” is: (i) 2 times or 24 months for Mr. Brink and (ii) 1.5 times or 18 months for Messrs. Rana, Hong and Gray.
(4)	The value of stock options (assuming accelerated vesting of all options as a result of the change of control as provided or permitted for in the 2018 Share Compensation Plan) was calculated using the closing price of the common shares on the TSX on December 31, 2025, which was C$284.51 per share, less the exercise price of the options.
(5)	The value of RSUs (assuming accelerated vesting of all RSUs (both time-based and performance-based at target)) as a result of the change of control as provided or permitted for in the 2018 Share Compensation Plan was calculated using the closing price of the common shares on the TSX on December 31, 2025, which was C$284.51 per share.
(6)	The actual amounts of perquisites for all NEOs have been disclosed in the Summary Compensation Table and it has been assumed that payment of these amounts would continue for the compensation period.
(7)	Under the terms of the 2018 Share Compensation Plan, all unvested RSUs and all options (whether or not currently exercisable) will vest or become exercisable, as applicable, at such time as determined by the CSC in its sole discretion such that the NEOs will be able to participate in a change of control transaction, including by surrendering such RSUs or options, for consideration in the form of cash and/or securities, to be determined by the CSC in its sole discretion. Assumes PSUs vest at target.
(8)	Mr. Blanchette does not have a “change of control” provision in his employment agreement. As such, information related to the accelerated vesting of unvested RSUs and options pursuant to the 2018 Share Compensation Plan is only applicable.

TSX / NYSE: FNV	Franco-Nevada Corporation 63

OTHER INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The following table (presented in accordance with Form 51-102F5 – Information Circular) sets forth all compensation plans under which equity securities of the Corporation are authorized for issuance as of the end of the most recently completed financial year.

Equity Compensation Plan Information

				Number of securities
	Number of securities			remaining available for
	to be issued	Weighted-average		future issuance under
	upon exercise of	exercise price of		equity compensation plans
	outstanding options,	outstanding options,		(excluding securities
	warrants and rights	warrants and rights		reflected in column (a))
Plan Category	(a)	(b)		(c)

Equity compensation plans approved by shareholders – 2018 Share Compensation Plan – RSUs	107,257	C$	—	—

Equity compensation plans approved by shareholders – 2018 Share Compensation Plan – Options	535,808	C$	129	—

Total	643,065	C$	—	4,230,439 (1)

Note

(1)	The weighted average term in respect of outstanding options is 4.13 years.

2018 Share Compensation Plan

Background: The 2018 Share Compensation Plan was approved by shareholders at the annual and special meeting of shareholders held on May 9, 2018. The 2018 Share Compensation Plan amended and restated the Corporation’s 2010 Share Compensation Plan approved by shareholders in May 2010.

Plan Maximum and Common Shares Reserved for Issuance Under the 2018 Share Compensation Plan: The 2018 Share Compensation Plan has a fixed maximum of 9,700,876 common shares, representing approximately 5.0% of the issued and outstanding common shares as of December 31, 2025.

Common Shares Available for Issuance Under the 2018 Share Compensation Plan: An aggregate of 4,230,439 common shares remain available for issuance pursuant to future grants and an aggregate of 643,065 common shares (assuming vesting of PSUs at target) remain available for issuance for outstanding awards granted under the 2018 Share Compensation Plan (being approximately 2.19% and 0.33%, respectively, of the issued and outstanding common shares as of December 31, 2025). Of the 643,065 common shares issuable for outstanding awards, 535,808 common shares are issuable upon exercise of options and 107,257 are issuable upon vesting of RSUs (being approximately 0.28% and 0.06%, respectively, of the issued and outstanding common shares as of December 31, 2025).

Annual Burn Rates: The Corporation’s annual burn rate under the 2018 Share Compensation Plan for each of the Corporation’s three most recently completed fiscal years are as follows:

Burn Rates under the 2018 Share Compensation Plan

	2023	2024	2025

Total number of annual awards granted under the 2018 Share Compensation Plan(1)	5,548	95,834	53,158

Weighted average number of common shares outstanding(2)	192,014,165	192,276,830	192,678,777

Burn rate	0.003%	0.050%	0.028%

Notes

(1)	Includes options, PSUs and TSUs.
(2)	Calculated in accordance with the CPA Canada Handbook: The weighted average number of common shares outstanding during the period is the number of common shares outstanding at the beginning of the applicable fiscal year, adjusted by the number of common shares bought back or issued during the applicable fiscal year multiplied by a time-weighting factor. The time-weighting factor is the number of days that the common shares are outstanding as a proportion of the total number of days in the applicable fiscal year.

64 Franco-Nevada Corporation	TSX / NYSE: FNV

Amendments to the 2018 Share Compensation Plan: In February 2026, amendments were made to the 2018 Share Compensation Plan to provide participants with the ability to defer the redemption of TSUs. Participants will have the ability to redeem such deferred TSUs at their election on specified dates that are no earlier than the vesting date and no later than the date a participant ceases to be employed. Shareholder approval was not required for those amendments. The election will be available on grants of TSUs commencing in 2026 (relating to the 2025 compensation year) and will not be applicable to previous grants of TSUs or PSUs generally.

2018 Share Compensation Plan Summary

The ensuing description is a summary of the 2018 Share Compensation Plan.

Purpose: The stated purpose of the 2018 Share Compensation Plan is to advance the interests of the Corporation and its shareholders by: (a) ensuring that the interests of officers and employees are aligned with the success of the Corporation; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

Participants: Each officer and employee of the Corporation and its subsidiaries is eligible to participate in the 2018 Share Compensation Plan. Non-employee directors of the Corporation are not eligible to participate in the 2018 Share Compensation Plan in respect of TSUs and PSUs (collectively, “RSUs”). Under the 2018 Share Compensation Plan, non-employee directors of the Corporation are eligible to participate in respect of options, however, only on a limited basis consistent with the guidelines of certain governance rating agencies. See “Restriction on the Award of RSUs and Grant of Options” in this section below.

Administration: The 2018 Share Compensation Plan is administered by the CSC, which determines, from time to time, the eligibility of persons to participate in the 2018 Share Compensation Plan, when RSUs and options will be awarded or granted, the number of RSUs and options to be awarded or granted, the vesting criteria for each award of RSUs and grant of options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and stock exchange requirements.

Restriction on the Award of RSUs and Grant of Options: Certain restrictions on awards of RSUs and grants of options apply as follows: (a) the total number of common shares issuable to any one person under the 2018 Share Compensation Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (b) the number of common shares reserved for issuance under the 2018 Share Compensation Plan together with any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (c) the number of common shares issuable to insiders under the 2018 Share Compensation Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (d) the number of common shares issued to insiders under the 2018 Share Compensation Plan and any other share compensation arrangements within any one-year period cannot exceed 5% of the common shares then outstanding; and (e) the number of common shares issued to any one person within any one-year period cannot exceed 5% of the common shares then outstanding. In addition, consistent with the guidelines of certain governance rating agencies relating to participation of non-employee directors in option plans, the number of common shares reserved for issuance over the life of the 2018 Share Compensation Plan to non-employee directors pursuant to options under the 2018 Share Compensation Plan is limited to 1.00% of the common shares then issued and outstanding. Further, annual grants are limited to a grant value of C$100,000 per non-employee director per year based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

Restricted Share Units:

(a)	Mechanics for RSUs: RSUs awarded to participants under the 2018 Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the 2018 Share Compensation Plan. Each RSU awarded conditionally entitles the holder thereof to the issuance of one common share upon achievement of the vesting criteria. It is currently anticipated that RSUs awarded under the 2018 Share Compensation Plan will be redeemed for common shares issued from treasury after the vesting criteria established by the CSC at the time of the award have been satisfied. However, participants may instead elect to redeem all or a portion of their vested RSUs for an amount in cash equal to the fair market value of the common shares otherwise issuable pursuant to the RSUs.

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(b)	Vesting: The 2018 Share Compensation Plan provides that: (i) at the time of the award of RSUs, the CSC will determine the vesting criteria applicable to the awarded RSUs; (ii) vesting of RSUs may include criteria such as performance-vesting; (iii) TSUs will, at a minimum (i.e. as the least restrictive criteria), vest annually in equal thirds commencing on the first anniversary of the award date; and (iv) PSUs with performance-vesting criteria will, at a minimum (i.e. as the least restrictive criteria), vest on the first day after the first anniversary of the award date of such PSUs. Currently, the CSC has determined that PSUs will, subject to the achievement of pre-determined performance objectives, vest on the first day after the third anniversary of the award date of such RSUs. It is the CSC’s current intention that TSUs and PSUs will be awarded as components of the Corporation’s medium and long-term, at-risk, incentive compensation program.
(c)	Redemption of RSUs: RSUs have historically been automatically redeemed as soon as practicable following the applicable vesting date. However, to encourage longer-term alignment with shareholders and increased stock ownership by participants, the 2018 Share Compensation Plan was amended in February 2026 to permit participants to redeem TSUs over a longer time horizon. The amendments did not require shareholder approval pursuant to the amendment provisions of the 2018 Share Compensation Plan. For grants of TSUs on or following March 1, 2026, participants may elect to redeem all or a portion of their vested TSUs on a specified redemption date that is no earlier than the vesting date and no later than the date the participant ceases to be employed. Any such TSUs will be automatically credited with additional dividend equivalent TSUs when dividends are paid on the common shares between the vesting date and the redemption date. The number of dividend equivalent TSUs to be credited to a participant will be equal to the aggregate number of vested TSUs held by the participant on the relevant record date, multiplied by the amount of the dividend paid per common share, divided by the fair market value of a common share on the dividend payment date.

Options:

(a)	Mechanics for Options: Each option granted will entitle the holder thereof to the issuance of one common share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the 2018 Share Compensation Plan are exercisable for common shares issued from treasury once the vesting criteria established by the CSC at the time of the grant have been satisfied. However, participants may also elect to exercise options pursuant to a broker-assisted cashless exercise, which provides for a full deduction of the number of underlying common shares from the 2018 Share Compensation Plan’s reserve. Specifically, the 2018 Share Compensation Plan has a cashless exercise feature in respect of options to facilitate the required tax and source deduction remittances. Under this feature, a participant may elect a cashless exercise in a notice of exercise of options if the common shares issuable on the exercise are to be immediately sold.
(b)	Vesting: The 2018 Share Compensation Plan provides that at the time of the grant of options, the CSC will determine the vesting criteria applicable to the granted options and that unless otherwise determined by the CSC, options shall vest annually in equal thirds commencing on the first anniversary of the award date.
(c)	Exercise Price: The CSC will determine the exercise price and term/expiration date of each option, provided that the exercise price shall not be less than the fair market value (i.e. weighted average trading price for the last five trading days) on the date the option is granted and no option shall be exercisable after ten years from the date on which it is granted.

Termination, Retirement and Other Cessation of Employment: A person participating in the 2018 Share Compensation Plan will cease to be eligible to participate in the following circumstances: (a) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (b) retirement; and (c) any cessation of employment or service for any reason whatsoever, including disability and death (an “Event of Termination”). In such circumstances, unless otherwise determined by the CSC in its discretion, any unvested RSUs will be automatically forfeited and cancelled and any unvested options will be automatically cancelled, terminated and not available for exercise. Any vested options may be exercised only before the earlier of: (i) the termination of the option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all unvested RSUs must be forfeited and cancelled and all options are (whether or not then exercisable) automatically cancelled. If a person retires in accordance with the Corporation’s retirement policy at such time, the pro-rata portion of any unvested PSUs will not be forfeited or cancelled and instead shall vest after the retirement has occurred (as if it had not occurred), but only if the performance vesting criteria are met on the applicable measurement date.

66 Franco-Nevada Corporation	TSX / NYSE: FNV

Blackout Periods: Under the 2018 Share Compensation Plan, should the term of an option expire on a date that falls, within a blackout period or within nine business days following the expiration of a blackout period, the expiration date will be automatically extended to the tenth business day after the end of the blackout period. In addition, should the redemption date of an RSU fall within a blackout period or within five business days following the expiration of a blackout period, the redemption date will be automatically extended to the sixth business day after the end of the blackout period.

Change of Control: The 2018 Share Compensation Plan provides that any unvested RSUs and any unvested options will vest at such time as determined by the CSC such that RSU and option holders will be able to participate in a change of control transaction, including by surrendering such RSUs and options to the Corporation or a third party or exchanging such RSUs and options for consideration in the form of cash and/or securities.

Transferability: RSUs awarded and options granted under the 2018 Share Compensation Plan are non-transferable other than in accordance with the 2018 Share Compensation Plan.

Amendment Provisions in the 2018 Share Compensation Plan: The Board may amend the 2018 Share Compensation Plan or any RSU or option at any time without the consent of any participants under the 2018 Share Compensation Plan provided that such amendment shall:

(a)	not adversely alter or impair any RSU previously awarded or any option previously granted except as permitted by the adjustment provisions of the 2018 Share Compensation Plan;
(b)	be subject to any regulatory approvals including, where required, the approval of the TSX; and
(c)	be subject to shareholder approval, where required, by law or the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments:
(i)	amendments of a “housekeeping nature”, including any amendment to the 2018 Share Compensation Plan or a RSU or option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the 2018 Share Compensation Plan or a RSU or option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;
(ii)	amendments that are necessary for RSUs or options to qualify for favourable treatment under applicable tax laws;
(iii)	a change to the vesting provisions of any RSU or any option (including any alteration, extension or acceleration thereof);
(iv)	a change to the termination provisions of any option (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period);
(v)	the introduction of features to the 2018 Share Compensation Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of participants under the 2018 Share Compensation Plan to such broker who would purchase common shares through the facilities of the TSX for such persons;
(vi)	the introduction of features to the 2018 Share Compensation Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, make lump-sum cash payments to participants under the 2018 Share Compensation Plan;
(vii)	the introduction of a cashless exercise feature payable in cash or securities, which provides for a full deduction of the number of underlying securities from the 2018 Share Compensation Plan reserve (which amendment has been made in respect of options to facilitate the required tax and source deduction remittances); and
(viii)	change the application of adjustment and change of control sections.

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For greater certainty, shareholder approval will be required in circumstances where an amendment to the 2018 Share Compensation Plan would:

(a)	increase the fixed maximum number of common shares issuable under the 2018 Share Compensation Plan, other than by virtue of the adjustment provisions in the 2018 Share Compensation Plan, or change from a fixed maximum number of common shares to a fixed maximum percentage of issued and outstanding common shares;
(b)	increase the limits referred to in this section above under “Restriction on the Award of RSUs and Grant of Options”;
(c)	permit the award of RSUs to non-employee directors of the Corporation or a change in the limitations on grants of options to non-employee directors;
(d)	permit RSUs or options to be transferable or assignable other than for normal estate settlement purposes;
(e)	reduce the exercise price of any option (including any cancellation of an option for the purpose of reissuance of a new option at a lower exercise price to the same person);
(f)	extend the term of any option beyond the original term (except if such period is being extended by virtue of a blackout period); or
(g)	amend the amendment provisions in the 2018 Share Compensation Plan.

68 Franco-Nevada Corporation	TSX / NYSE: FNV

Indebtedness of Directors and Officers

During the most recently completed financial year and as at the date hereof, no director, proposed nominee for election as a director, officer, employee or associate of any such persons has been or is indebted to the Corporation nor has the Corporation guaranteed any loans on behalf of any of these individuals.

Interest of Management and Others in Material Transactions

Management of the Corporation is not aware of a material interest, direct or indirect, of any director or officer of the Corporation, any director or officer of a body corporate that is itself an insider or subsidiary of the Corporation, any proposed nominee for election as a director of the Corporation, any principal shareholder, or any associate or affiliate of any such person, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Directors and Officers Liability Insurance

The Corporation maintains directors’ and officers’ liability insurance for the officers and directors of the Corporation which provides coverage in the amount of US$80 million in each policy year. The deductible amount on the policy is US$5 million and the total annual premium for the policy for 2026 is US$0.7 million, which excludes any commissions paid to brokers.

SHAREHOLDER PROPOSALS FOR NEXT MEETING

The CBCA, which governs the Corporation, sets out detailed requirements to be complied with for shareholder proposals and provides that they must be received between December 13, 2026 and February 10, 2027 to be considered for inclusion in the management information circular and the form of proxy for the 2027 annual meeting of shareholders, which is expected to be held on or about May 6, 2027.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov and on the Corporation’s website at www.franco-nevada.com. Unless otherwise specifically stated, none of the information contained on, or connected to the Corporation’s website is incorporated by reference herein. Financial information is provided in the Corporation’s audited annual financial statements and management’s discussion and analysis as at and for the year ended December 31, 2025.

In addition, copies of the Corporation’s audited annual financial statements and management’s discussion and analysis as at and for the year ended December 31, 2025 may be obtained upon request to the Corporate Secretary of the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

DIRECTORS’ APPROVAL

The directors of the Corporation have approved the contents and the sending of this Circular.

DATED as of March 19, 2026.

ON BEHALF OF THE BOARD OF DIRECTORS

“Lloyd Hong”
Chief Legal Officer & Corporate Secretary

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SCHEDULE “A”

FRANCO-NEVADA CORPORATION

MANDATE OF THE BOARD OF DIRECTORS

1.	PURPOSE

The purpose of this mandate is to set out the mandate and responsibilities of the board of directors (the “Board of Directors” or “Board”) of Franco-Nevada Corporation (“Franco-Nevada”). The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of Franco-Nevada with the highest standards of ethical conduct and in the best interests of Franco-Nevada.

2.	COMPOSITION

The Board of Directors shall be composed of between 6 and 12 individuals, the majority of whom will be Canadian residents. The Board shall be constituted with a majority of individuals who qualify as “independent” directors as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices.

3.	RESPONSIBILITIES OF THE BOARD OF DIRECTORS

The Board of Directors is responsible for the stewardship of Franco-Nevada and in that regard shall be responsible for:

(a)	to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;
(b)	enhancing the reputation, goodwill and image of Franco-Nevada;
(c)	adopting a strategic planning process and reviewing, on an annual basis, the strategic plan and business objectives of Franco-Nevada (taking into account, among other things, the opportunities and risks of Franco-Nevada’s business) that are presented by management;
(d)	the identification and review of the principal risks of Franco-Nevada’s business and ensuring, with the assistance of the Audit and Risk Committee of the Board (the “Audit and Risk Committee”), the implementation of appropriate risk management systems;
(e)	ensuring, with the assistance of the Nominating and Governance Committee of the Board (the “Nominating and Governance Committee”), the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable laws, and that such compliance is reviewed periodically by the Nominating and Governance Committee;
(f)	assessing the performance of Franco-Nevada’s executive officers, monitoring succession plans and periodically monitoring the compensation levels of executive officers based on the determinations and recommendations made by the Compensation and Sustainability Committee of the Board;
(g)	ensuring internal control and management information systems are in place for Franco-Nevada, with the Audit and Risk Committee assessing the effectiveness of the internal control and management information systems through meetings held with the external auditors, as appropriate, and senior management and a review of reports prepared by senior management;
(h)	establishing the Audit and Risk Committee as a standing audit committee of the Board;
(i)	developing Franco-Nevada’s approach to corporate governance by establishing the Nominating and Governance Committee as a standing committee of the Board, including developing a set of corporate governance principles and guidelines that are specifically applicable to Franco-Nevada;
(j)	developing Franco-Nevada’s approach to corporate governance by establishing the CSC as a standing committee of the Board, including developing a set of corporate governance principles and guidelines that are specifically applicable to Franco-Nevada;
(k)	ensuring that Franco-Nevada has in place a communication policy which enables Franco-Nevada to effectively communicate with shareholders, other stakeholders and the public generally, and is reviewed at such intervals as the Board deems appropriate; and

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(l)	establishing measures for receiving feedback from stakeholders.
4.	EXPECTATIONS OF DIRECTORS

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the proper conduct of the Board.

(a)	Commitment and Attendance. All directors are expected to maintain a high attendance record at meetings of the Board and the committees of which they are members. Attendance by telephone or video conference may be used to facilitate a director’s attendance.
(b)	Preparation for Meetings. All directors are expected to review the materials circulated in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented. Directors are encouraged to contact the Chair of the Board, the Chief Executive Officer and any other appropriate executive officer(s) of Franco-Nevada to ask questions and discuss agenda items prior to meetings.
(c)	Participation in Meetings. Each director is expected to be sufficiently knowledgeable of the business of Franco-Nevada, including its financial statements, and the risks it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.
(d)	Loyalty and Ethics. In their roles as directors, all directors owe a duty of loyalty to Franco-Nevada. This duty of loyalty mandates that the best interests of Franco-Nevada take precedence over any other interest possessed by a director. Directors are expected to conduct themselves in accordance with Franco-Nevada’s Code of Business Conduct and Ethics.
(e)	Other Directorships and Significant Activities. Franco-Nevada values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities also may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. No director should serve on the board of a competitor or of a regulatory body with oversight of Franco-Nevada. Each director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the director’s time and availability for his or her commitment to Franco-Nevada. Directors should advise the chair of the Nominating and Governance Committee, the Chair of the Board of Directors and the Chief Executive Officer before accepting and upon resigning membership on other public company boards of directors or any audit committee or other significant committee assignment on any other board of directors, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the director’s relationship to Franco-Nevada.
(f)	Contact with Management and Employees. All directors should be free to contact the Chief Executive Officer at any time to discuss any aspect of Franco-Nevada’s business. Directors should use their judgement to ensure that any such contact is not disruptive to the operations of Franco-Nevada. The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer in meetings of the Board of Directors and committees, or in other formal or informal settings.
(g)	Speaking on Behalf of Franco-Nevada. It is important that Franco-Nevada speak to employees and outside constituencies with a single voice, and that management serve as the primary spokesperson. As a result, directors should ensure that they adhere to Franco-Nevada’s disclosure policy.
(h)	Confidentiality. The proceedings and deliberations of the Board of Directors and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.
5.	MEASURES FOR RECEIVING SHAREHOLDER FEEDBACK

All publicly disseminated materials of Franco-Nevada shall provide for a mechanism for feedback from shareholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the Board of Directors on a semi-annual basis or at such other interval as they see fit. Specific procedures for permitting shareholder feedback and communication with the Board will be prescribed by Franco-Nevada’s disclosure policy approved by the Board.

6.	MEETINGS

The Board of Directors will meet not less than four times per year: three meetings to review quarterly results and one prior to the issuance of the annual financial results of Franco-Nevada.

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7.	INDEPENDENT ADVICE

In discharging its mandate, the Board of Directors shall have the authority to retain and receive advice from, special legal, accounting or other advisors and outside consultants if appropriate.

8.	EXPECTATIONS OF MANAGEMENT OF FRANCO-NEVADA

Management shall be required to report to the Board of Directors at the request of the Board on the performance of Franco-Nevada, management’s concerns and any other matter the Board or its Chair may deem appropriate. In addition, the Board expects management to promptly report to the Chair of the Board any significant developments, changes, transactions or proposals respecting Franco-Nevada.

9.	ANNUAL EVALUATION

At least annually, the Board of Directors through the Nominating and Governance Committee shall, in a manner it determines to be appropriate:

(a)	conduct a review and evaluation of the performance of the Board and its members, its committees and their members, including the compliance of the Board with this mandate and of the committees with their respective charters; and
(b)	review and assess the adequacy of this mandate on an annual basis.
10.	DATE

Updated on November 4, 2025. This Mandate supersedes any written or oral representations that are in any way inconsistent with it.

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SCHEDULE “B”

NON-GAAP FINANCIAL MEASURES

Cash Costs and Cash Costs per GEO Sold

Cash Costs and Cash Costs per GEO sold are non-GAAP financial measures. Cash Costs is defined by Franco-Nevada as total costs of sales less depletion and depreciation expense. Cash Costs per GEO sold is calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate Franco-Nevada’s ability to generate positive cash flow from its royalty, stream and working interests. Management and certain investors also use this information to evaluate Franco-Nevada’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO sold are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO Sold

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per GEO amounts)	2025	2024	2025	2024

Total costs of sales	$136.9	$94.4	$475.5	$354.3
Depletion and depreciation	(87.3)	(60.0)	(306.7)	(225.3)

Cash Costs	$49.6	$34.4	$168.8	$129.0

GEOs	141,656	120,063	519,106	464,334

Cash Costs per GEO sold	$350	$287	$325	$278

Adjusted EBITDA and Adjusted EBITDA per Share

Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income and earnings per share (“EPS”):

Income tax expense/recovery;
Finance expenses;
Finance income;
Depletion and depreciation;
Impairment losses and reversals related to royalty, stream and working interests;
Gains/losses on disposal of royalty, stream and working interests;
Impairment losses and expected credit losses related to investments, loans receivable and other financial instruments;
Changes in fair value of equity investments, loans receivable and other financial instruments; and
Foreign exchange gains/losses and other income/expenses

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of Franco-Nevada and its ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always

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reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per GEO amounts)	2025	2024	2025	2024

Net (loss) income	$367.7	$175.4	$1,112.1	$552.1
Income tax expense	100.6	46.8	303.9	211.8
Finance expenses	0.8	0.7	3.1	2.6
Finance income	(2.5)	(13.5)	(28.2)	(60.6)
Depletion and depreciation	87.3	60.0	306.7	225.3
Impairment reversal	—	—	(4.8)	—
Gain on disposal of royalty interests	—	—	—	(0.3)
Foreign exchange loss (gain) loss and other (income) expenses	(12.7)	8.0	(36.7)	20.7

Adjusted EBITDA	$541.2	$277.4	$1,656.1	$951.6
Basic weighted average shares outstanding	192.8	192.5	192.7	192.4

Basic (loss) earnings per share	$1.91	$0.91	$5.77	$2.87
Income tax expense	0.52	0.24	1.58	1.10
Finance expenses	—	—	0.02	0.01
Finance income	(0.01)	(0.07)	(0.16)	(0.31)
Depletion and depreciation	0.45	0.31	1.59	1.17
Impairment reversal	—	—	(0.02)	—
Gain on disposal of royalty interests	—	—	—	—
Foreign exchange loss (gain) loss and other (income) expenses	(0.06)	0.05	(0.19)	0.11

Adjusted EBITDA per share	$2.81	$1.44	$8.59	$4.95

Adjusted EBITDA Margin

Adjusted EBITDA Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted EBITDA divided by revenue. Franco-Nevada uses Adjusted EBITDA Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted EBITDA Margin to evaluate the Company’s ability to contain costs relative to revenue. Adjusted EBITDA Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted EBITDA Margin

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except Adjusted EBITDA Margin)	2025	2024	2025	2024

Adjusted EBITDA	$541.2	$277.4	$1,656.1	$951.6
Revenue	597.3	321.0	1,822.8	1,113.6

Adjusted EBITDA Margin	90.6%	86.4%	90.9%	85.5%

Adjusted Net Income and Adjusted Net Income per Share

Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income and EPS:

Foreign exchange gains/losses and other income/expenses;
Impairment losses and reversals related to royalty, stream and working interests;
Gains/losses on disposal of royalty, stream and working interests;
Impairment losses and expected credit losses related to investments, loans receivable and other financial instruments;

74 Franco-Nevada Corporation	TSX / NYSE: FNV

Changes in fair value of equity investments, loans receivable and other financial instruments;
Impact of income taxes on these items;
Income taxes related to the reassessment of the probability of realization of previously recognized or de-recognized deferred income tax assets; and
Income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which the Corporation operates

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the items that are adjusted for are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per GEO amounts)	2025	2024	2025	2024

Net (loss) income	$367.7	$175.4	$1,112.1	$552.1
Impairment reversal	—	—	(4.8)	—
Gain on disposal of royalty interests	—	—	—	(0.3)
Foreign exchange loss (gain) loss and other (income) expenses	(12.7)	8.0	(36.7)	20.7
Tax effect of adjustments	1.2	(0.4)	4.6	(2.4)
Other tax related adjustments
Deferred tax expense related to the remeasurement of
deferred tax liability due to changes in Barbados tax rate	—	—	—	49.1
Change in unrecognized deferred income tax assets	—	0.3	—	(1.1)

Adjusted Net Income	$356.2	$183.3	$1,075.2	$618.1
Basic weighted average shares outstanding	192.8	192.5	192.7	192.4

Basic (loss) earnings per share	$1.91	$0.91	$5.77	$2.87
Impairment reversal	—	—	(0.02)	—
Gain on disposal of royalty interests	—	—	—	—
Foreign exchange loss (gain) loss and other (income) expenses	(0.07)	0.04	(0.19)	0.11
Tax effect of adjustments	0.01	—	0.02	(0.01)
Other tax related adjustments
Deferred tax expense related to the remeasurement of
deferred tax liability due to changes in Barbados tax rate	—	—	—	0.26
Change in unrecognized deferred income tax assets	—	—	—	(0.02)

Adjusted Net Income per share	$1.85	$0.95	$5.58	$3.21

TSX / NYSE: FNV	Franco-Nevada Corporation 75

Adjusted Net Income Margin

Adjusted Net Income Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted Net Income divided by revenue. Franco-Nevada uses Adjusted Net Income Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted Net Income Margin to evaluate the Company’s ability to contain costs relative to revenue. Adjusted Net Income Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted Net Income Margin

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except Adjusted Net Income Margin)	2025	2024	2025	2024

Adjusted Net Income	$356.2	$183.3	$1,075.2	$618.1
Revenue	597.3	321.0	1,822.8	1,113.6

Adjusted Net Income Margin	59.6%	57.1%	59.0%	55.5%

76 Franco-Nevada Corporation	TSX / NYSE: FNV

Franco Nevada

The GOLD Investment that WORKS

WORLD GOLD COUNCIL MEMBER

FRANCO-NEVADA.COM

TSX/NYSE: FNV

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